  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 1994.


                                                 REGISTRATION NO. 33-70610
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                      DAIRY MART CONVENIENCE STORES, INC.
                             AND OTHER REGISTRANTS
                    (SEE TABLE OF OTHER REGISTRANTS BELOW)

       (EXACT NAME OF EACH REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                                     04-2497894
 (STATE OR OTHER JURISDICTION OF                      (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)

                               ONE VISION DRIVE
                          ENFIELD, CONNECTICUT 06082
                                (203) 741-4444
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
          AREA CODE, OF THE REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                                FRANK COLACCINO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      DAIRY MART CONVENIENCE STORES, INC.
                               ONE VISION DRIVE
                               ENFIELD, CT 06082
                                (203) 741-4444
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                WITH COPIES TO:

       STANFORD N. GOLDMAN, JR.         WILLIAM F. SCHWITTER DORSEY & WHITNEY
  SCHATZ & SCHATZ, RIBICOFF & KOTKIN
         90 STATE HOUSE SQUARE                     350 PARK AVENUE
          HARTFORD, CT 06103                     NEW YORK, NY 10022
            (203) 522-3234                         (212) 415-9200
                                ---------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If the Registrants elect to deliver their latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item
11(a)(1) of this Form, check the following box. [_]
                                ---------------
  THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               OTHER REGISTRANTS

   EXACT NAME OF                                  STATE OR          I.R.S.
   REGISTRANT AS                             OTHER JURISDICTION    EMPLOYER
 SPECIFIED IN ITS                             OF INCORPORATION  IDENTIFICATION
      CHARTER                                 OR ORGANIZATION       NUMBER
 ----------------                            ------------------ --------------
Dairy Mart East, Inc.                           Rhode Island      04-2741427
Dairy Mart Farms, Inc.                          Connecticut       06-0937127
Dairy Mart, Inc.                               Massachusetts      04-2235065
CONNA Corporation                                 Kentucky        61-0960167
The Lawson Company                                Delaware        36-2998715
D.M. Insurance Limited                            Bermuda         98-0122232
LMC, Inc.                                           Ohio          34-1225236
SNG of Southern Minnesota, Inc.                     Ohio          31-0744171
The Lawson Milk Company                             Ohio          34-0352180
Golden Stores, Inc.                                 Ohio          34-1256236
Lakeside Wholesale, Inc.                            Ohio          34-1338109
Quik Shops, Inc.                                    Ohio          34-1126799
Open Pantry Properties, Inc.                        Ohio          34-0898645
Remote Services, Inc.                             Kentucky        61-0667027
Convenient Industries of America, Inc.            Kentucky        61-0567766
Oscar Ewing, Inc.                                 Kentucky        61-0187240
Convenient Gasoline, Inc.                         New York        61-0667027
Jackson County Grocery Co., Inc.                  Indiana         35-1460917
Greenwell Grocery Co., Inc.                       Indiana         61-0999843
CIA Food Marts, Inc.                              New York        62-0941344
Food Merchandisers, Incorporated               North Carolina     56-0889198
Dairy Mart Convenience Stores of Ohio, Inc.         Ohio          34-1606435

                      DAIRY MART CONVENIENCE STORES, INC.

                             CROSS-REFERENCE SHEET

                             LOCATION IN PROSPECTUS
                 OF INFORMATION REQUIRED BY PART I OF FORM S-2

 FORM S-2
 ITEM NO.           CAPTION                      LOCATION IN PROSPECTUS
 --------           -------                      ----------------------
 Item 1.  Forepart of the
           Registration Statement
           and Outside Front Cover
           Page of Prospectus.......   Outside Front Cover Page
 Item 2.  Inside Front and Outside
           Back Cover Pages of
           Prospectus...............   Inside Front and Outside Back Cover Pages
 Item 3.  Summary Information, Risk
           Factors and Ratio of
           Earnings to Fixed
           Charges..................   Prospectus Summary; Investment
                                        Considerations; Selected Financial Data
 Item 4.  Use of Proceeds...........   Use of Proceeds
 Item 5.  Determination of Offering
           Price....................   Not applicable
 Item 6.  Dilution..................   Not applicable
 Item 7.  Selling Security Holders..   Not applicable
 Item 8.  Plan of Distribution......   Underwriting
 Item 9.  Description of Securities
           to be Registered.........   Description of the Notes
 Item 10. Interests of Named Experts
           and Counsel..............   Not applicable
 Item 11. Information with Respect
           to the Registrant
          (a) ......................   Not applicable
          (b) ......................
              (1) Description of
                  Business..........   Prospectus Summary; The Company; Business
              (2) Financial State-
                  ments.............   Capitalization; Index to Consolidated
                                        Financial Statements
              (3) Industry Segments,
                  Classes or Similar
                  Products or Ser-
                  vices, Foreign and
                  Domestic Oper-
                  ations, and Export
                  Sales.............   Prospectus Summary; Business
              (4) Market Price of
                  and Dividends on
                  the Registrant's
                  Common Equity and
                  Related Stock-
                  holder Matters....   Not Applicable
              (5) Selected Financial
                  Data..............   Selected Financial Data
              (6) Supplementary
                  Financial Informa-
                  tion..............   Not Applicable
              (7) Management's
                  Discussion and
                  Analysis of Finan-
                  cial Condition and
                  Results of Oper-
                  tions.............   Management's Discussion and Analysis of
                                        Financial Condition and Results of
                                        Operations
              (8) Changes in and
                  Disagreements with
                  Accountants on
                  Accounting and
                  Financial Disclos-
                  ure...............   Not applicable
          (c) ......................   Not applicable
 Item 12. Incorporation of Certain
           Information by Reference.   Documents Incorporated by Reference
 Item 13. Disclosure of Commission
           Position on Indemnifica-
           tion for Securities Act
           Liabilities..............   Not applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED FEBRUARY 9, 1994

PRELIMINARY PROSPECTUS

                                $75,000,000

           [LOGO OF DAIRYMART CONVENIENCE STORES, INC. APPEARS HERE]

                   % SENIOR SUBORDINATED NOTES DUE 2004
                        INTEREST PAYABLE       AND

                                  -----------

  Dairy Mart Convenience Stores, Inc. (the "Company") is offering $75,000,000
aggregate principal amount of its      % Senior Subordinated Notes due 2004
(the "Notes"). The Notes bear interest at the rate of    % per annum, payable
semi-annually on            and            of each year commencing           ,
1994. The Notes are redeemable at the option of the Company, in whole or in
part, at any time after           , 1999 at the redemption prices set forth
herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, the Company, at its option, may, for a period of three years from the date of issuance of the Notes, use the Net Proceeds received by the Company from a Public Equity Offering to redeem up to $20,000,000 aggregate principal
amount of the Notes at    % of the principal amount thereof plus accrued and
unpaid interest, if any, to the date of redemption. Upon a Change of Control of the Company, each holder of Notes will have the right to require the Company to repurchase all or any part of such holder's Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

  The Notes will be subordinated to all Senior Indebtedness of the Company. At October 30, 1993, after giving effect to the sale of the Notes and the application of the net proceeds therefrom, the outstanding amount of Senior Indebtedness would have been approximately $8.3 million. The Notes will be unconditionally guaranteed by substantially all of the subsidiaries of the Company (the "Guarantors"), and the Guarantee of a Guarantor will be subordinated to all senior indebtedness of such Guarantor. The Company may not incur any indebtedness that is senior to the Notes and subordinated to Senior Indebtedness, and no Guarantor may incur any indebtedness that is senior to its Guarantee and subordinated to senior indebtedness of such Guarantor. See "Description of the Notes."

  The Company's Class A and Class B Common Stock are traded on the NASDAQ National Market System under the symbols DMCVA and DMCVB.

  SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES OFFERED HEREBY.
                                  -----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             PRICE TO          UNDERWRITING         PROCEEDS TO
                             PUBLIC(1)          DISCOUNT(2)          COMPANY(3)
- --------------------------------------------------------------------------------
Per Note...............        100%                    %                   %
- --------------------------------------------------------------------------------
Total..................     $75,000,000         $                  $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from               , 1994.
(2) The Company has agreed to indemnify the Underwriter against, and provide contribution with respect to, certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses, payable by the Company, estimated at
    $          .
                                  -----------

  The Notes are being offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter and subject to certain other conditions as set forth in "Underwriting." It is expected that delivery
of the Notes will be made against payment therefor on or about           , 1994
at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.

                            BEAR, STEARNS & CO. INC.

             THE DATE OF THIS PROSPECTUS IS           , 1994.

                    {INSIDE FRONT COVER PAGE OF PROSPECTUS}

                                {INSERT PHOTO}




PICTURED ABOVE IS A DAIRY MART SUPER PUMPER STORE LOCATED IN VERNON, CONNECTICUT. DAIRY MART'S SUPER PUMPER STORES HAVE AN EXPANDED GASOLINE PRESENCE AND A SIGNIFICANTLY LARGER STORE SIZE.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                      FOR CALIFORNIA RESIDENTS ONLY

  WITH RESPECT TO SALES OF THE SECURITIES BEING OFFERED HEREBY TO CALIFORNIA RESIDENTS, SUCH SECURITIES MAY BE SOLD ONLY TO (1) "ACCREDITED INVESTORS" WITHIN THE MEANING OF REGULATION D UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), (2) BANKS, SAVINGS AND LOAN ASSOCIATIONS, TRUST COMPANIES, INSURANCE COMPANIES, INVESTMENT COMPANIES REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940, PENSION AND PROFIT SHARING TRUSTS, CORPORATIONS OR OTHER ENTITIES WHICH, TOGETHER WITH THE CORPORATION'S OR OTHER ENTITY'S AFFILIATES, HAVE A NET WORTH ON A CONSOLIDATED BASIS ACCORDING TO THEIR MOST RECENT REGULARLY PREPARED FINANCIAL STATEMENTS (WHICH SHALL HAVE BEEN REVIEWED, BUT NOT NECESSARILY AUDITED, BY OUTSIDE ACCOUNTANTS) OF NOT LESS THAN $14,000,000 AND SUBSIDIARIES OF THE FOREGOING, (3) ANY CORPORATION, PARTNERSHIP OR ORGANIZATION (OTHER THAN A CORPORATION, PARTNERSHIP OR ORGANIZATION FORMED FOR THE SOLE PURPOSE OF PURCHASING THE SECURITIES OFFERED HEREBY) WHO PURCHASES AT LEAST $1,000,000 AGGREGATE AMOUNT OF THE SECURITIES OFFERED HEREBY, (4) ANY NATURAL PERSON WHO (A) HAS INCOME OF $65,000 AND A NET WORTH OF $250,000, OR (B) HAS A NET WORTH OF $500,000 (IN EACH CASE, EXCLUDING HOME, HOME FURNISHINGS AND PERSONAL AUTOMOBILES), OR (5) ANY "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED UNDER RULE 144A OF THE SECURITIES ACT.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus. As used in this Prospectus, except as the context otherwise requires, the "Company" or "Dairy Mart" means Dairy Mart Convenience Stores, Inc., a Delaware corporation, and its subsidiaries. Certain capitalized terms used but not defined in this summary have the meanings ascribed to them elsewhere in this Prospectus.

                                  THE COMPANY

  Dairy Mart Convenience Stores, Inc., through its subsidiaries, operates one of the nation's largest convenience store chains. The Company operates or franchises approximately 1,100 stores under the "Dairy Mart" name in 11 states located in the Northeast, Midwest and Southeast. Dairy Mart is the largest operator of traditional convenience stores in Ohio and Kentucky and is a leading operator of convenience stores in New England. The Company also manufactures, processes and distributes certain dairy and other products.

  Dairy Mart stores offer a wide range of products and services which cater to the convenience needs of its customers. The stores are typically located in densely populated, suburban areas on sites which are easily accessible to customers and provide ample parking. Dairy Mart stores are generally free standing structures which are well-lit and are designed to encourage customers to purchase high profit margin products. Approximately 420 Dairy Mart stores sell gasoline.

                       RECENT DEVELOPMENTS AND STRATEGIES

  In March 1992, DM Associates Limited Partnership, which is controlled by the Company's senior management, acquired control of the Company from its founder. Subsequently, management implemented or accelerated the following actions and strategies designed to improve profitability:

  . Opening Super Pumper Stores. The Company has focused its growth strategy on opening "super pumper" stores. A super pumper store has approximately four times the gasoline retailing capacity and a significantly larger in-store retail area than the Company's traditional convenience stores. This strategy is designed to capitalize on the growth in sales of gasoline by convenience stores which sales, as reported by the National Association of Convenience Stores, have grown at a 14.8% compounded annual rate since 1988. The Company's average super pumper store in operation for at least one year generates approximately $165,000 in annual Store Cash Flow (as defined), which is approximately four times that of the Company's average non-super pumper store. The Company currently operates 34 super pumper stores, which accounted for over 10% of the Company's revenues and EBITDA (as defined) for the thirty-nine weeks ended October 30, 1993, and plans to open approximately 20 new super pumper stores in the fiscal year ending January 28, 1995 and approximately 30 new super pumper stores per year thereafter for the foreseeable future.

  . Upgrading Existing Store Base. Management has developed a plan to upgrade and remodel approximately 400 stores over the next four years in order to modernize the stores' look, upgrade their equipment and increase the space devoted to higher profit margin items, such as fountain drinks, fast food and deli items. The Company also intends to convert approximately 40 traditional gasoline convenience stores to super pumper status over the same period.

  . Closing Underperforming Stores. The Company continually evaluates the performance of all of its stores to identify actions aimed at improving the Company's overall profitability. Based upon these evaluations, the Company continues to sell or close certain underperforming stores. Sales or closures of stores, while reducing revenues, generally do not have an adverse effect on overall results since a majority of these stores operate at a loss.

  . Consolidating Regional Headquarters. In the fiscal year ended January 29,
    1994, the Company implemented a corporate consolidation designed to eliminate duplicative overhead, improve management oversight and streamline decision making. By consolidating certain regional headquarters, the Company expects to achieve approximately $2.0 million in annual savings, primarily through the reduction of personnel, travel and communications costs.

  . Marketing Excess Dairy Capacity. In March 1992, the Company reversed a prior policy and began to actively market its excess manufacturing and processing capacity to third parties, such as wholesalers and supermarkets. These efforts have resulted in a wholesale arrangement with a regional brand name ice cream distributor, which has more than doubled the utilization of the Company's ice cream production capacity since March 1992.

  . Installing Point-of-Sale (POS) System. The Company has initiated a program to install a point-of-sale (POS) system in all stores within three years. The Company believes that the POS system will provide significant benefits and cost reductions, and that Dairy Mart will be among the first of the larger convenience store chains to implement a chain-wide POS system. Industry-wide, as reported by the National Association of Convenience Stores, only 3.5% of all convenience stores had POS systems at the end of 1992.

                                  THE OFFERING

Issue.......................  $75,000,000 principal amount of     % Senior
                               Subordinated Notes due 2004 (the "Notes").
                               See "Description of the Notes."

Interest Payment Dates......                and                of each
                               year, commencing             , 1994.


Optional Redemption.........  The Notes will be redeemable at the option of the Company, in whole or in part, at any
                               time on or after          , 1999 at the re-
                               demption prices set forth herein, plus ac-
                               crued and unpaid interest, if any, to the
                               date of redemption. In addition, the Compa-
                               ny, at its option, may, for a period of
                               three years from the date of issuance of the
                               Notes, use the Net Proceeds (as defined) re-
                               ceived by the Company from a Public Equity
                               Offering (as defined) to redeem up to
                               $20,000,000 aggregate principal amount of
                               the Notes at     % of the principal amount
                               thereof, plus accrued and unpaid interest, if any, to the date of redemption. See "De-scription of the Notes--Redemption."


Ranking.....................  The Notes will be subordinated in right of payment to all existing and future Senior
                               Indebtedness (as defined) (including indebt-edness under the New Credit Agreement (as defined)) and senior in right of payment to all Subordinated Indebtedness (as defined) of the Company. At October 30, 1993, on a pro forma basis after giving effect to the sale of the Notes and the application of the net proceeds therefrom, the aggregate amount of Senior Indebtedness would have been ap-proximately $8.3 million. Subject to certain restrictions, the indenture pursuant to which the Notes will be issued (the "Inden-ture") permits the Company to incur addi-tional indebtedness, including Senior In-debtedness. The Company may not, however, incur any indebtedness that is senior to the Notes and subordinated to any Senior Indebt-edness. See "Description of the Notes--Sub-ordination" and "Description of the Notes-- Certain Covenants--Limitation on Additional Indebtedness and New Operating Leases."

Guarantees..................  The Notes will be jointly, severally and un-
                               conditionally guaranteed (the "Guarantees") by the Guarantors. Payments by each Guaran-tor pursuant to its Guarantee are senior in right of payment to all Guarantor Subordi-nated Indebtedness (as defined) of such Guarantor, and are subordinated in right of payment to the prior payment in full of all Guarantor Senior Indebtedness (as defined) of such Guarantor to the same extent and manner that all payments pursuant to the Notes are subordinated in right of payment to the prior payment in full of all Senior Indebtedness. See "Description of the Notes--Guarantees."

Change of Control...........  If a Change of Control (as defined) occurs, each holder of Notes will have the right to require the Company to repurchase such hold-er's Notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. See "De-scription of the Notes--Change of Control."

Certain Covenants...........  The Indenture restricts, among other things, the payment of dividends and other distribu-tions, investments, the repurchase of capi-tal stock and the making of certain other Restricted Payments (as defined) by the Com-pany and its subsidiaries, the incurrence of additional indebtedness and new operating lease obligations by the Company or any of its subsidiaries, the issuance of preferred stock by the Company's subsidiaries, the incurrence of indebtedness by the Company that is senior to the Notes and subordinated to Senior Indebtedness of the Company, the incurrence of indebtedness by any Guarantor that is senior to its Guarantee and subordi-nated to its Guarantor Senior Indebtedness, certain transactions with affiliates, the creation of certain liens, and certain merg-ers, consolidations and dispositions of as-sets. Upon certain dispositions of assets, the Company will be required first to apply, subject to certain conditions, the Net Pro-ceeds therefrom to repay Senior Indebtedness or to invest in Fixed Assets (as defined) in the same or substantially similar line of business as the properties and assets that were the subject of such asset disposition, and then to offer to purchase, at 100% of their principal amount, plus accrued and un-paid interest, if any, Notes in principal amount equal to any remaining balance of such Net Proceeds. See "Description of the Notes--Certain Covenants."

Use of Proceeds.............  The net proceeds received from the sale of the Notes will be used to repay the entire outstanding indebtedness under the Existing Credit Agreement (as defined) and to redeem in full the Company's outstanding 14.25% Subordinated Debentures due 2000 (the "Ex-isting Debentures"). The remaining net pro-ceeds of approximately $11.0 million will be used for working capital and general corpo-rate purposes. See "Use of Proceeds."

                             SUMMARY FINANCIAL DATA

  The following table sets forth summary consolidated financial data and operating data for the Company for the periods indicated. The Company's summary consolidated financial data is derived from the Consolidated Financial Statements of the Company contained elsewhere in this Prospectus. The data as of and for the thirty-nine weeks ended October 31, 1992 and October 30, 1993 is not audited; however, in management's opinion, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the results of such period, have been reflected therein. The results of operations for the thirty-nine weeks ended October 30, 1993 are not necessarily indicative of the results to be expected for the entire fiscal year or any other interim period. The information set forth in this table is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                FISCAL YEARS ENDED(1)                THIRTY-NINE WEEKS ENDED
                         -------------------------------------       --------------------------
                         FEBRUARY 2,   FEBRUARY 1, JANUARY 30,       OCTOBER 31,    OCTOBER 30,
                            1991          1992        1993              1992           1993
                         -----------   ----------- -----------       -----------    -----------
                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND ALL
                          STORE DATA, OTHER THAN SUPER PUMPER TOTAL SALES AND SUPER
                                        PUMPER TOTAL STORE CASH FLOW)
STATEMENT OF OPERATIONS
 DATA:
 Net sales of the
  Company, its
  subsidiaries and
  franchises(2).........  $807,586      $794,758    $773,766          $587,390       $581,850
 Revenues ..............   586,984       571,980     578,767           435,623        450,379
 Nonrecurring item......       --            --       (5,200)(3)           --             --
 Income from
  operations(4).........    14,723        14,660       1,719 (3)         9,123         10,856
 Net income (loss) .....     3,813         4,092      (6,850)(3)(5)     (1,442)(5)      3,443
 Earnings (loss) per
  share.................      0.72          0.75       (1.26)            (0.27)          0.62
 Ratio of earnings to
  fixed charges ........      1.51x         1.51x        --  (6)          1.41x          1.58x
OTHER OPERATING DATA:
 Interest expense(7)....  $  8,366      $  8,260    $  7,456          $  5,541       $  5,751
 Capital expenditures ..    14,307(8)     12,521      17,992            14,237         10,905
 Depreciation and
  amortization .........    13,358        13,571      13,664            10,529          9,577
 EBITDA(9)..............    28,526        28,852      16,323 (3)        20,251         21,067
 EBITDA ratio(10).......      3.41x         3.49x       2.19x             3.65x          3.66x
STORE DATA:
 Average weekly inside
  sales per store.......  $  9,008      $  9,144    $  9,133          $  9,253       $  9,368
 Average inside store
  sales growth..........      0.24%         1.51%      (0.12)%           (0.76)%         1.24%
 Total number of stores
  at end of period......     1,190         1,134       1,079             1,092          1,053
 Average weekly gallons
  sold per gas location.     8,128         8,176       8,818             8,769          9,504
 Average gasoline
  gallonage growth......     (2.88)%        0.59%       7.85%             7.45%          8.38%
 Gasoline gross profit
  per gallon (in cents).     11.06          9.92       10.16              9.43          11.34
 Super pumper total
  sales(11).............    11,521        24,277      47,675            33,531         50,460
 Super pumper total
  store cash flow(12)...       953         1,839       3,504             2,296          4,049
 Super pumper stores at
  period end............         6            16          29                28             34

                                                         OCTOBER 30, 1993
                                                    ---------------------------
                                                      ACTUAL    AS ADJUSTED(13)
                                                    ----------- ---------------
BALANCE SHEET DATA:
 Net property and equipment........................  $ 92,403      $ 92,403
 Total assets......................................   172,821       185,582
 Total debt including capital lease obliga-
  tions(14)........................................    76,823        91,240
 Stockholders' equity..............................    36,420        35,427(15)
                                                    FISCAL YEAR   THIRTY-NINE
                                                       ENDED      WEEKS ENDED
                                                    JANUARY 30,  OCTOBER  30,
                                                       1993          1993
                                                    ----------- ---------------
PRO FORMA FINANCIAL DATA(16):
 Adjusted interest expense.........................  $  7,731      $  6,126
 Adjusted EBITDA ratio ............................      2.07x         3.42x

                        NOTES TO SUMMARY FINANCIAL DATA

 (1) The Company's fiscal year ends on the Saturday closest to January 31.
 (2) Net sales of the Company, its subsidiaries and franchises is comprised of the Company's revenues plus store sales of franchise locations, and excludes related franchise fees.
 (3) The nonrecurring item for the fiscal year ended January 30, 1993 represents a nonrecurring pretax charge for restructuring (see Note 12 to the Consolidated Financial Statements). Income from operations and EBITDA include such nonrecurring charge, and net income (loss) includes the after-tax effect of this charge. EBITDA would have been $21,523,000 without the nonrecurring charge.
 (4) Income from operations excludes gain (loss) on disposition of assets, interest expense and interest income.

 (5) Net loss for the fiscal year ended January 30, 1993 and for the thirty-nine weeks ended October 31, 1992 includes a net charge for the cumulative effect of the change in accounting for income taxes of $3,951,000 (see
     Note 6 to the Consolidated Financial Statements).
 (6) The Company's earnings were inadequate to cover fixed charges by $5,051,000 for the fiscal year ended January 30, 1993.

 (7) Interest expense excludes amortization of deferred financing costs and includes fees for outstanding letters of credit and unused availability under the Company's previous and existing revolving credit facilities.


 (8) Capital expenditures for the fiscal year ended February 2, 1991 exclude the acquisition of Stop-N-Go store assets.

 (9) EBITDA represents income (loss) before depreciation and amortization, interest expense and provision for (benefit from) income taxes. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. The Company anticipates that EBITDA will be used to measure the Company's compliance with certain provisions of the New Credit Agreement (see "Description of the New Credit Agreement-- Covenants"). EBITDA is not intended to represent cash flow for the period nor has it been prescribed as an alternative to net income as an indicator of operating performance.

(10) The EBITDA ratio is calculated by dividing EBITDA by interest expense.

(11) Super pumper total sales includes both inside store and gasoline sales for all super pumper locations.
(12) Super pumper total store cash flow represents both inside store and gasoline contribution margins before depreciation, amortization, interest, income taxes and allocation of corporate overhead, for all super pumper locations.

(13) The as adjusted data assumes that the following had occurred at October 30, 1993: (i) the issuance of $75.0 million aggregate principal amount of the Notes; (ii) the retirement of $27.2 million aggregate principal amount of Existing Debentures at 102.8% of such principal amount; (iii) the repayment of the outstanding term loan of $22.0 million under the Existing Credit Agreement; (iv) the repayment of outstanding revolving loan borrowings of $11.4 million under the Existing Credit Agreement; (v) the write-off of certain previously deferred financing costs associated with the Existing Debentures and the term and revolving loans under the Existing Credit Agreement; and (vi) the payment of estimated fees and expenses related to the offering and sale of the Notes of approximately $2.6 million.
(14) Includes the current portion of both long-term debt and capital lease obligations.

(15) Stockholders' equity is adjusted to reflect the write-off of $537,000 of deferred financing costs (net of related income tax benefit) as a result of the retirement of the Existing Debentures and the repayment of outstanding borrowings under the Existing Credit Agreement and a charge of $456,000 (net of related income tax benefit) for the premium to be paid related to the retirement of the Existing Debentures.

(16) The pro forma financial data assumes that the actions described in note
     (13) above had occurred at the beginning of the fiscal year ended January 30, 1993. Adjusted EBITDA has been increased for interest income (computed at an assumed rate equal to the effective yield on short-term U.S. government securities (3.61% per annum as of January 31, 1994)) on the excess of the estimated net proceeds to the Company from the sale of the Notes over the average outstanding borrowings under the Existing Credit Agreement and the Existing Debentures for such periods. Additionally, both pro forma EBITDA and adjusted interest expense exclude the applicable components from the Non-Recourse Subsidiary (as defined). Pro forma interest expense on a consolidated basis (including interest expense of the Non-Recourse Subsidiary) would have been $8,103,000 and $6,408,000 for the fiscal year ended January 30, 1993 and the thirty-nine weeks ended October 30, 1993, respectively.

                                  THE COMPANY

  Dairy Mart Convenience Stores, Inc., through its subsidiaries, operates one of the nation's largest convenience store chains. Founded in 1957, the Company operates or franchises approximately 1,100 stores under the "Dairy Mart" name in 11 states located in the Northeast, Midwest and Southeast. Dairy Mart is the largest operator of traditional convenience stores in Ohio and Kentucky and is a leading operator of convenience stores in New England. Approximately 420 stores sell gasoline and approximately 340 stores are franchised. The Company also manufactures, processes and distributes certain dairy and other products.

  Dairy Mart stores offer a wide range of products and services which cater to the convenience needs of its customers, including milk, ice cream, groceries, beverages, snack foods, candy, deli products, publications, health and beauty aids, tobacco products, lottery tickets and money orders. The stores are typically located in densely populated, suburban areas on sites which are easily accessible to customers and provide ample parking. Dairy Mart stores are generally free standing structures which are well-lit and are designed to encourage customers to purchase high profit margin products, such as deli items, coffee, fountain drinks and other fast food items.

  The Company's facilities in Enfield, Connecticut and Cuyahoga Falls, Ohio manufacture and process milk, fruit juices, and other non-carbonated beverages which are distributed to stores in the Northeast and the Midwest regions. The dairy plant in Ohio manufactures and distributes ice cream to most stores. In the Southeast region, the Company distributes dairy products, tobacco products, candy and certain other merchandise to stores in Kentucky and Indiana.

  The Company is incorporated in Delaware and maintains its principal executive offices at One Vision Drive, Enfield, Connecticut 06082. The Company's telephone number is (203) 741-4444.

RECENT DEVELOPMENTS AND STRATEGIES

 Super Pumper Stores

  The Company's primary growth strategy is to increase its retail gasoline presence. This strategy is designed to capitalize on the growth in sales of gasoline by convenience stores, which sales, as reported by the National Association of Convenience Stores, have grown at a 14.8% compounded annual rate since 1988. Almost all of the stores recently opened by the Company are retail units, known as "super pumper" stores, which have approximately four times the gasoline retailing capacity and a significantly larger in-store retail area than the Company's traditional convenience stores. The average super pumper store inside store sales volume is more than one and one-half times greater than the average non-super pumper store, and the average gasoline sales volume of super pumper stores is nearly three times greater than Dairy Mart's traditional gasoline convenience stores. For the last four fiscal quarters, the average super pumper store in operation for at least one year generated approximately $165,000 in annual earnings before depreciation, amortization, interest, income taxes, and allocation of corporate overhead ("Store Cash Flow"), compared to approximately $40,000 for the Company's average non-super pumper store. The Company currently operates 34 super pumper stores which accounted for over 10% of the Company's revenues and EBITDA for the thirty-nine weeks ended October 30, 1993. As part of its growth strategy, the Company plans to open approximately 20 new super pumper stores in the fiscal year ending January 28, 1995 and approximately 30 new super pumper stores per year thereafter for the foreseeable future. The Company believes that there are numerous available sites within its operating regions that have the appropriate demographics and characteristics to support successful super pumper stores.

 Upgrading Existing Store Base

  Management has developed a plan to upgrade and remodel approximately 400 stores over the next four years in order to modernize the stores' look, upgrade their equipment and increase the space devoted to higher profit margin items, such as fountain drinks, fast food and deli items. The Company also intends to convert approximately 40 traditional gasoline convenience stores to super pumper status over the same period.

 Closing Underperforming Stores

  In addition to its strategy of opening super pumper stores, the Company continually evaluates the performance of each of its stores in order to identify actions aimed at improving the Company's overall profitability. Based upon these evaluations, the Company continues to sell or close certain underperforming stores. The Company considers various factors in deciding to sell or close stores, including store location, lease term, rental and other obligations and store performance. Sales or closures of stores, while reducing revenues, generally do not have an adverse effect on overall results, since a majority of such stores operate at a loss. Since March 1992, the Company sold or closed approximately 85 stores.

 Consolidating Regional Headquarters

  In the fiscal year ended January 29, 1994, the Company implemented a corporate consolidation designed to eliminate duplicative overhead, improve management oversight and streamline decision making. The Company had previously maintained three separate regional administrative facilities, its Midwest and Southeast facilities having been separately maintained since the acquisition of two regional convenience store chains in the mid-1980's. By consolidating these regional headquarters into a modern facility in Enfield, Connecticut, the Company expects to achieve approximately $2.0 million in annual savings, primarily through the reduction of personnel, travel and communications costs.

 Marketing Excess Dairy Capacity

  In March 1992, the Company reversed a prior policy and began to actively market its excess manufacturing and processing capacity to third parties, such as wholesalers and supermarkets. These efforts have resulted in a wholesale arrangement with a regional brand name ice cream distributor, which has more than doubled the utilization of the Company's ice cream production capacity since March of 1992. To accommodate additional growth in the sale of ice cream to third party purchasers, the Company is investing $1.4 million to further enhance product quality and to improve the efficiency and capacity of its ice cream production. The Company also intends to continue to pursue sales to third parties of other products produced at its manufacturing and processing facilities.

 Point-of-Sale (POS) System

  The Company has initiated a program to install a point-of-sale (POS) system in all stores within three years. The Company believes that the POS system will: (i) provide more accurate and timely information regarding store operations, including sales and merchandising, and inventory levels and composition; (ii) reduce paperwork for store managers, thereby allowing them to spend more time interacting with customers and improving operations; (iii) decrease administrative overhead, since the input and verification of data will be automated at both the store and office level; and (iv) improve verification of product costs and retail pricing. The cost of the POS system, including new cash registers and personal computers, is currently estimated to be approximately $7.0 million to $9.0 million, and is anticipated to be funded by third-party equipment financing. The Company believes it will be among the first of the larger convenience store chains to implement a chain-wide POS system. Industry-wide, as reported by the National Association of Convenience Stores, only 3.5% of all convenience stores had POS systems at the end of 1992.

 Purchase of Control by Senior Management

  In March 1992, DM Associates Limited Partnership ("DM Associates") acquired control of the Company from its founder. DM Associates is managed and controlled by a general partnership, DM Management Associates ("DM Management"), consisting of four senior officers of the Company, including Frank Colaccino, the Company's President and Chief Executive Officer, who is the managing general partner of DM Management. Collectively, these officers have over 45 years of experience in the convenience store industry.

                           INVESTMENT CONSIDERATIONS

  IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, INVESTORS SHOULD CONSIDER CAREFULLY THE INFORMATION SET FORTH BELOW BEFORE MAKING AN INVESTMENT IN THE NOTES OFFERED HEREBY.

LEVERAGE; DEBT SERVICE

  At October 30, 1993, on a pro forma basis, after giving effect to the issuance and sale of the Notes and the application of the net proceeds therefrom, the Company would have had consolidated long-term indebtedness of approximately $89.1 million and a ratio of consolidated indebtedness to total stockholders' equity of 2.5 to 1. See "Capitalization." This substantial degree of leverage may have adverse consequences on the Company including: (i) impairment of the Company's ability to obtain additional financing in the future for working capital, capital expenditures, debt service or other purposes; (ii) required use of a substantial portion of the Company's cash flow from operations to make interest and principal payments; (iii) an adverse effect on the Company's ability to compete with other businesses which may be less leveraged; and (iv) the Company's increased vulnerability in the event of a downturn in its businesses.

  It is anticipated that the New Credit Agreement will contain numerous financial and operating covenants and will require periodic repayments of amounts borrowed thereunder, and all indebtedness thereunder will mature prior to the maturity of the Notes. See "Description of the New Credit Agreement." There can be no assurance that the Company will be able to maintain compliance with the financial covenants that will be contained in the New Credit Agreement. Failure to meet such financial tests or other covenants would result in a default thereunder. See "Description of the New Credit Agreement." The Company expects to generate sufficient cash flow from operations to meet all of its principal and interest obligations on its and its subsidiaries' indebtedness, including indebtedness under the Notes and the New Credit Agreement. However, the Company's ability to satisfy such principal and interest obligations will depend upon dividends and other intercompany transfers from its subsidiaries, and will be subject to the successful implementation of the Company's business strategy and financial, business and other factors affecting the business and operations of the Company and its subsidiaries, including factors beyond their control, such as prevailing economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

SUBORDINATION; ENFORCEABILITY OF GUARANTEES

  As the Notes are subordinated in right of payment to the prior payment in full of all Senior Indebtedness, payment of the principal of, premium, if any, and interest on the Notes will be subordinated, to the extent and in the manner set forth in the Indenture, to the prior payment in full of all Senior Indebtedness, including any interest accruing on such Senior Indebtedness subsequent to the commencement of a bankruptcy, insolvency or similar proceeding. See "Description of the Notes--Subordination." As of October 30, 1993, on a pro forma basis, after giving effect to the issuance of the Notes and the consummation of the other transactions described herein, the aggregate amount of Senior Indebtedness outstanding would have been approximately $8.3 million. It is anticipated that holders of Senior Indebtedness under the New Credit Agreement will be granted security interests in and liens upon all of the issued and outstanding shares of capital stock of substantially all of the subsidiaries of the Company, each of which is a Guarantor. See "Description of the New Credit Agreement."

  All payments pursuant to the Guarantees are subordinated in right of payment to the prior payment in full of all Guarantor Senior Indebtedness (including the guarantees by the Guarantors of the obligations of the Company under the New Credit Agreement) to the same extent and manner that all payments pursuant to the Notes are subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Company. As of October 30, 1993, on a pro forma basis after giving effect to the issuance of the Notes and the consummation of the other transactions described herein, the aggregate amount of Guarantor Senior Indebtedness would have been approximately $8.5 million. See "Description of the Notes--Subordination--Guarantees." The Guarantees may be limited or eliminated entirely if creditors seek to have the Guarantees declared invalid and unenforceable and the payments thereunder declared voidable. These creditors could attempt to assert, among other things, that the Guarantees constitute a fraudulent conveyance under state law and/or the federal Bankruptcy Code. In the event that the Guarantees are not enforceable, the holders of the Notes would have no right to participate as creditors in the assets of the Guarantors upon their liquidation or reorganization, except to the extent that the Company may itself be a creditor with recognized claims against the Guarantors. In addition, holders of certain outstanding Guarantor Senior Indebtedness and certain other creditors have been granted security interests in and liens upon certain equipment, real property and fixtures of subsidiaries of the Company, including certain Guarantors. In addition, the Company's ability to effect any required repurchases of Notes upon the occurrence of a Change of Control or with Excess Proceeds (as defined) from certain asset dispositions may be limited by the terms and conditions of instruments governing Senior Indebtedness and by the subordination provisions of the Indenture.

MANAGEMENT CONTROL OF THE COMPANY

  DM Associates, through its ownership of a majority of the Company's Class B Common Stock, currently controls the voting power to elect five of the seven members of the Company's Board of Directors. Two directors are currently elected by the holders of the Company's Class A Common Stock. DM Associates also controls the voting power to approve any other matter presented for action by the Company's stockholders, except for matters which by law or by the Company's certificate of incorporation require approval by the holders of each class of the Company's Common Stock, or matters which would require approval by the stockholders voting as a single class and require a vote exceeding the total voting power of the Company's Common Stock controlled by DM Associates. DM Associates' acquisition of its controlling interest in the Company was financed in part with a $7.1 million loan (the "CDA Loan") from the Connecticut Development Authority ("CDA"), which loan matures on July 31, 1997 and is secured by a collateral pledge of 1,220,000 shares of the Company's Class B Common Stock owned by DM Associates (the "CDA Pledged Shares"). If a default occurs under the loan agreement between DM Associates and CDA, CDA has the right to sell or otherwise dispose of the CDA Pledged Shares. The sale or disposition of the CDA Pledged Shares to an unaffiliated third party may result in a Change of Control. In addition, pursuant to DM Associates' limited partnership agreement, the limited partners have the right, commencing after September 12, 1997, to require either a sale or distribution to such limited partners, of the Company's Common Stock owned by DM Associates if certain conditions are not satisfied, which sale or distribution could also result in a Change of Control. See "Certain Transactions--Management Control of the Company."

ENVIRONMENTAL COMPLIANCE

  The Company incurs ongoing costs to comply with federal, state and local environmental laws and regulations, particularly the comprehensive regulatory programs governing underground storage tanks ("USTs") used in the Company's gasoline operations. In addition, in the ordinary course of business, the Company periodically detects releases of gasoline or other regulated substances from USTs it owns or operates. In the past three fiscal years ended January 30, 1993, the Company recorded expenses which averaged approximately $1.0 million annually, net of reimbursements from state trust fund programs, for assessment and remediation activities in connection with releases into the environment of regulated substances from USTs at the Company's current or former gasoline facilities. The Company accrues its estimates of all costs to be incurred for assessment and remediation for releases at the time they become known. These accruals are adjusted if and when new information becomes known. Due to the nature of such releases, the actual costs incurred may vary from these estimates, and the ongoing costs of assessment and remediation activities may vary significantly from year to year.

  In addition, federal and state regulatory programs mandate that all existing USTs be upgraded or replaced by December 22, 1998 to meet certain environmental protection requirements. The Company presently estimates that in addition to the Company's assessment and remediation costs discussed above, it will make aggregate capital expenditures ranging from approximately $16.0 million to $20.0 million over the next five fiscal years to comply with upgrading and other UST regulatory requirements. The actual costs incurred may vary substantially from these estimates. See "Business--Environmental Compliance."

STORE EXPANSION

  As described herein, the Company currently plans to open approximately 20 new super pumper stores in the fiscal year ending January 28, 1995 and approximately 30 new super pumper stores per year thereafter for the foreseeable future. See "The Company--Recent Developments and Strategies." The opening of super pumper stores will be dependent upon a number of factors, including general economic conditions, anticipated competition in the Company's markets, the availability of desirable locations, the ability to negotiate and enter into lease, development or acquisition agreements on acceptable terms and the availability of financing. The
Company's experience has been that super pumper stores contribute positively to operating income after their first year of operation. There can be no assurance that the Company will be able to open, operate or acquire super pumper stores on a timely or profitable basis in accordance with the Company's current plans.

COMPETITION

  The convenience store and retail gasoline industries are highly competitive. The number and type of competitors vary by location. The Company presently competes with other convenience stores, large integrated gasoline service station operators, super market chains, neighborhood grocery stores, independent gasoline service stations, fast food operations and other similar retail outlets, some of which are well-recognized national or regional retail chains. Some of the Company's competitors have greater financial resources than the Company. Key competitive factors include, among others, location, ease of access, store management, product selection, pricing, hours of operation, store safety, cleanliness, product promotions and marketing. See "Business--Competition."

  Gasoline sales are very competitive. The Company competes with both independent and national brand gasoline stations. Gasoline profit margins have a significant impact on the Company's earnings. These profit margins are often influenced by factors beyond the Company's control, such as volatility in the wholesale gasoline market, and are continually influenced by competition in each local market area.

EFFECT OF WEATHER ON BUSINESS

  The Company believes that weather conditions have a significant effect on its sales, as convenience store customers are more likely to go to stores to purchase convenience goods and services, particularly higher profit margin items such as fast food items, fountain drinks and other beverages, when weather conditions are favorable. Accordingly, the Company's stores generally experience significantly higher revenues and profit margins during the warmer weather months, which fall within the Company's second and third fiscal quarters. If weather conditions are not favorable in the second and third fiscal quarters, the Company's performance may be adversely affected.

GOVERNMENT REGULATION AND POTENTIAL LEGISLATION

  The Company is subject to numerous federal, state and local laws, regulations and ordinances. In addition, various federal, state and local legislative and regulatory proposals are made from time to time to, among other things, increase the minimum wage payable to employees, and increase taxes on the retail sale of certain products, such as tobacco products and alcoholic beverages. Changes to such laws, regulations or ordinances may adversely affect the Company's performance by increasing the Company's costs or affecting its sales of certain products. In addition, recent proposed federal legislation regarding health care reform may increase the Company's employee health care costs and adversely affect the Company's profitability.

NO PRIOR MARKET FOR THE NOTES

  Prior to the offering made hereby, there has been no public market for the Notes. The Underwriter has advised the Company that, subject to applicable laws and regulations, it currently intends to make a market in the Notes; however, the Underwriter is not obligated to do so, and any market making with respect to the Notes may be discontinued at any time without notice. See "Underwriting." The Company does not intend to apply for the listing of the Notes on any securities exchange or on the National Association of Securities Dealers Automated Quotation System.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Notes are estimated to be approximately $72.4 million and will be used: (i) to repay all of the amounts under the Existing Credit Agreement outstanding on the date of the closing of the sale of the Notes in an aggregate principal amount currently estimated to be approximately $34.0 million ($33.4 million was outstanding at October 30, 1993); (ii) to redeem all of the approximately $27.9 million aggregate principal amount of the outstanding Existing Debentures, including the premium for prepayment thereof; and (iii) for working capital and general corporate purposes. The amounts owed under the Existing Credit Agreement accrue interest at the agent bank's prime rate plus 0.25% and mature on February 28, 1996. The amounts owed under the Existing Debentures accrue interest at 14.25% and mature in full on November 15, 2000.

                                 CAPITALIZATION

  The following table sets forth the unaudited capitalization of the Company and its subsidiaries as of October 30, 1993 and as adjusted to give effect to the sale of the Notes and the application of the net proceeds therefrom as described under "Use of Proceeds". This table is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements of the Company and the related notes thereto included elsewhere in this Prospectus.

                                        OCTOBER 30, 1993
                            ---------------------------------------------
                                 ACTUAL               AS ADJUSTED(1)
                            --------------------  -----------------------
                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                          (UNAUDITED)
Cash on hand..............  $              6,315    $             17,346
                            ====================    ====================
Current portion of long-
 term debt and capital
 lease obligations:
  Current maturities of
   bank term loan.........  $              7,000    $                --
  Current maturities of
   equipment financing....                   772                     772
  Current maturities of
   real estate mortgage
   notes payable..........                   275                     275
  Current maturities of
   capital lease obliga-
   tions..................                 1,128                   1,128
                            --------------------    --------------------
    Total current portion
     of long-term debt and
     capital lease
     obligations..........  $              9,175    $              2,175
                            ====================    ====================
Long-term debt and capital
 lease obligations:
  Bank term loan .........  $             15,000    $                --
  Bank revolving loan ....                11,400                     --
  New revolving credit fa-
   cility.................                   --                        0
     % Senior Subordinated
   Notes due 2004.........                   --                   75,000
  14.25% Subordinated De-
   bentures due 2000......                27,183                     --
  Small Business Adminis-
   tration debentures(2)..                 4,220                   4,220
  Real estate mortgage
   notes payable .........                 5,560                   5,560
  Equipment financing.....                 2,446                   2,446
  Capital lease obliga-
   tions..................                 1,839                   1,839
                            --------------------    --------------------
    Total long-term debt
     and capital lease ob-
     ligations............                67,648                  89,065
                            --------------------    --------------------
Stockholders' equity:
  Class A Common Stock,
   par value $0.01 per
   share, 20,000,000
   shares authorized,
   3,264,236 issued.......                    32                      32
  Class B Common Stock,
   par value $0.01 per
   share, 10,000,000
   shares authorized,
   2,955,107 issued.......                    30                      30
  Paid-in capital in ex-
   cess of par value......                27,457                  27,457
  Retained earnings.......                13,906                  12,913 (3)
  Treasury stock, at cost.                (5,005)                 (5,005)
                            --------------------    --------------------
    Total stockholders'
     equity...............                36,420                  35,427
                            --------------------    --------------------
    Total capitalization..  $            104,068    $            124,492
                            ====================    ====================

- --------

(1) The as adjusted data assumes that the following had occurred at October 30, 1993: (i) the issuance of $75.0 million aggregate principal amount of the Notes; (ii) the retirement of $27.2 million aggregate principal amount of Existing Debentures at 102.8% of such principal amount; (iii) the repayment of the outstanding term loan of $22.0 million under the Existing Credit Agreement; (iv) the repayment of outstanding revolving credit loan borrowings of $11.4 million under the Existing Credit Agreement; (v) the write-off of certain previously deferred financing costs associated with the Existing Debentures and the term and revolving credit loans under the Existing Credit Agreement; (vi) the payment of approximately $2.6 million in fees and expenses associated with the offering and sale of the Notes; and (vii) an increase in cash on hand of approximately $11.0 million from the excess cash proceeds of the offering and sale of the Notes.

(2) The Small Business Administration debentures have been issued by Financial Opportunities, Inc., a wholly-owned subsidiary of the Company (the "Non-Recourse Subsidiary"). These debentures are without recourse to the Company and the Guarantors and are the obligation solely of Financial
    Opportunities, Inc.

(3) Adjusted to reflect the write-off of $537,000 of deferred financing costs (net of related income tax benefit) as a result of the retirement of the Existing Debentures and the repayment of outstanding borrowings under the Existing Credit Agreement and a charge of $456,000 (net of related income tax benefit) for the premium to be paid relating to the retirement of the Existing Debentures.

                            SELECTED FINANCIAL DATA

  The following table sets forth selected historical consolidated financial data and operating data for the Company for the periods indicated. The Company's selected historical consolidated financial data is derived from, and is qualified in its entirety by, the Consolidated Financial Statements of the Company, including those contained elsewhere in this Prospectus. The data as of and for the thirty-nine weeks ended October 31, 1992 and October 30, 1993 is unaudited; however, in management's opinion, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the results of such periods, have been reflected therein. The results of operations for the thirty-nine weeks ended October 30, 1993 are not necessarily indicative of the results to be expected for the entire fiscal year or any other interim period. The information set forth in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                           FISCAL YEARS ENDED (1)                                 THIRTY-NINE WEEKS ENDED
                         ------------------------------------------------------------------       --------------------------
                         JANUARY 28,   FEBRUARY 3,    FEBRUARY 2,   FEBRUARY 1, JANUARY 30,       OCTOBER 31,    OCTOBER 30,
                            1989          1990           1991          1992        1993              1992           1993
                         -----------   -----------    -----------   ----------- -----------       -----------    -----------
STATEMENT OF OPERATIONS    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND ALL STORE DATA, OTHER THAN
 DATA:                            SUPER PUMPER TOTAL SALES AND SUPER PUMPER TOTAL STORE CASH FLOW)
 Net sales of the Compa-
  ny, its subsidiaries
  and franchises (2)....  $716,859      $741,183       $807,586      $794,758    $773,766          $587,390       $581,850
 Revenues ..............   519,876       535,640        586,984       571,980     578,767           435,623        450,379
 Nonrecurring items.....       --         (2,631)(3)        --            --       (5,200)(3)           --             --
 Income from operations
  (4)...................    12,119         8,825 (3)     14,723        14,660       1,719 (3)         9,123         10,856
 Net income (loss) .....     4,106(5)        682 (3)      3,813         4,092      (6,850)(3)(6)     (1,442)(6)      3,443
 Earnings (loss) per
  share.................      0.75          0.13           0.72          0.75       (1.26)            (0.27)          0.62
 Cash dividends paid per
  share.................      0.07          0.02            --            --          --                --             --
 Ratio of earnings
  to fixed charges (7)..      1.63x         1.10x          1.51x         1.51x        --  (7)          1.41x          1.58x
OTHER OPERATING DATA:
 Interest expense (8)...  $  7,755      $  8,220       $  8,366      $  8,260    $  7,456          $  5,541       $  5,751
 Capital expenditures ..    14,613         8,712         14,307(9)     12,521      17,992            14,237         10,905
 Depreciation and amor-
  tization .............    11,098        12,054         13,358        13,571      13,664            10,529          9,577
 EBITDA (10)............    26,611        21,533 (3)     28,526        28,852      16,323 (3)        20,251         21,067
 EBITDA ratio (11)......      3.43x         2.62x          3.41x         3.49x       2.19x             3.65x          3.66x
STORE DATA:
 Average weekly inside
  sales per store.......  $  8,784      $  8,986       $  9,008      $  9,144    $  9,133          $  9,253       $  9,368
 Average inside store
  sales growth..........      0.40%         2.30%          0.24%         1.51%      (0.12)%           (0.76)%         1.24%
 Total number of stores
  at end of period......     1,133         1,105          1,190         1,134       1,079             1,092          1,053
 Average weekly gallons
  sold per gas location.     8,178         8,369          8,128         8,176       8,818             8,769          9,504
 Average gasoline gal-
  lonage growth.........     (1.02)%        2.34%         (2.88)%        0.59%       7.85%             7.45%          8.38%
 Gasoline gross profit
  per gallon (in cents).     10.30         11.08          11.06          9.92       10.16              9.43          11.34
 Super pumper total
  sales (12)............         0         1,984         11,521        24,277      47,675            33,531         50,460
 Super pumper total
  store cash flow (13)..         0           195            953         1,839       3,504             2,296          4,049
 Super pumper total
  stores at period end..         0             1              6            16          29                28             34
BALANCE SHEET DATA (AS
 OF PERIOD END):
 Net property and equip-
  ment..................  $ 70,284      $ 68,227       $ 81,399      $ 82,974    $ 90,643          $ 89,995       $ 92,403
 Total assets...........   140,518       149,109        165,068       165,555     174,547           174,654        172,821
 Total debt including
  capital lease
  obligations (14)......    67,462        66,703         78,576        79,119      81,035            77,531         76,823
 Stockholders' equity...    30,049        30,966         34,842        39,100      32,732            38,139         36,420

                                              FISCAL YEAR    THIRTY-NINE WEEKS
                                                 ENDED             ENDED
                                            JANUARY 30, 1993 OCTOBER 30, 1993
PRO FORMA FINANCIAL DATA (15):              ---------------- -----------------
 Adjusted interest expense.................      $7,731           $6,126
 Adjusted EBITDA ratio ....................        2.07x            3.42x

                       NOTES TO SELECTED FINANCIAL DATA
 (1) The Company's fiscal year ends on the Saturday closest to January 31. The fiscal year ended February 3, 1990 included 53 weeks.
 (2) Net sales of the Company, its subsidiaries and franchises is comprised of the Company's revenues plus store sales of franchise locations and excludes related franchise fees.
 (3) Nonrecurring items represents the following: (i) for the fiscal year ended January 30, 1993, a $5,200,000 nonrecurring pretax charge for restructuring (see Note 12 to the Consolidated Financial Statements); and
     (ii) for the fiscal year ended February 3, 1990, a $2,500,000 charge relating to fees and expenses incurred in connection with a proposed merger agreement which was terminated, an $800,000 charge for severance and relocation costs associated with the restructuring and consolidation of certain administrative functions, and a credit of $669,000 resulting from the settlement of a union pension withdrawal liability. Income from operations and EBITDA include the net nonrecurring charges for these fiscal years, and net income (loss) includes the after-tax effect of these charges. EBITDA would have been $24,164,000 and $21,523,000 for the fiscal years ended February 3, 1990 and January 30, 1993, respectively, without the net nonrecurring charges.
 (4) Income from operations excludes gain (loss) on disposition of assets, interest expense and interest income.
 (5) Net income for the fiscal year ended January 28, 1989 includes a nonrecurring gain relating to the sale of warehouse assets and equipment of $1,539,000 (net of related income tax provision).

 (6) Net loss for the fiscal year ended January 30, 1993 and for the thirty-nine weeks ended October 31, 1992 includes a net charge for the cumulative effect of the change in accounting for income taxes of $3,951,000 (see Note 6 to the Consolidated Financial Statements).
 (7) For the purpose of determining the ratio of earnings to fixed charges:
     (i) earnings consist of income (loss) before income taxes plus fixed charges, excluding capitalized interest; and (ii) fixed charges consist of interest expense, capitalized interest and the portion of rental expense that management deems to be representative of the interest factor. The Company's earnings were inadequate to cover fixed charges by $5,051,000 for the fiscal year ended January 30, 1993.

 (8) Interest expense excludes amortization of deferred financing costs and includes fees for outstanding letters of credit and unused availability under the Company's previous and existing revolving credit facilities.


 (9) Capital expenditures for the fiscal year ended February 2, 1991 exclude the acquisition of Stop-N-Go store assets.

(10) EBITDA represents income (loss) before depreciation and amortization, interest expense and provision for (benefit from) income taxes. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. The Company anticipates that EBITDA will be used to measure the Company's compliance with certain provisions of the New Credit Agreement (see "Description of the New Credit Agreement-- Covenants"). EBITDA is not intended to represent cash flow for the period nor has it been prescribed as an alternative to net income as an indicator of operating performance.

(11) The EBITDA ratio is calculated by dividing EBITDA by interest expense.

(12) Super pumper total sales includes both inside store and gasoline sales for all super pumper locations.
(13) Super pumper total store cash flow represents both inside store and gasoline contribution margins before depreciation, amortization, interest, income taxes and allocation of corporate overhead, for all super pumper locations.
(14) Includes the current portion of both long-term debt and capital lease obligations.

(15) The pro forma financial data assumes that the following had occurred at the beginning of the fiscal year ended January 30, 1993: (i) the issuance of $75.0 million aggregate principal amount of the Notes; (ii) the retirement of $27.2 million aggregate principal amount of Existing Debentures at 102.8% of such principal amount; (iii) the repayment of the outstanding term loan of $22.0 million under the Existing Credit Agreement; and (iv) the repayment of outstanding revolving loan borrowings of $11.4 million under the Existing Credit Agreement. Adjusted EBITDA has been increased for interest income (computed at an assumed rate equal to the effective yield on short-term U.S. government securities (3.61% per annum as of January 31, 1994)) on the excess of the estimated net proceeds to the Company from the sale of the Notes over the average outstanding borrowings under the Existing Credit Agreement and the Existing Debentures for such periods. Additionally, both pro forma EBITDA and adjusted interest expense exclude the applicable components from the Non-Recourse Subsidiary. Pro forma interest expense on a consolidated basis (including interest expense of the Non-Recourse Subsidiary) would have been $8,103,000 and $6,408,000 for the fiscal year ended January 30, 1993 and the thirty-nine weeks ended October 30, 1993, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

 Three fiscal quarters ended October 30, 1993 compared to three fiscal quarters ended October 31, 1992

  Revenues for the three fiscal quarters ended October 30, 1993 increased by $14.8 million or 3.4% from the three fiscal quarters ended October 31, 1992. This revenue increase was due to higher revenues from the convenience store, gasoline and manufacturing and distribution areas of the Company. Convenience store revenues increased to $271.0 million in the first three quarters of the current fiscal year from $264.3 million in the corresponding period of the prior fiscal year. This increase was due in part to an average inside store sales increase of 1.2% for the current fiscal year's first three quarters as compared to the corresponding period of the prior fiscal year. This increase in average inside store sales in the current fiscal year's first three quarters was achieved despite the adverse effect of the tobacco industry's significant cigarette price reductions, substantially all of which were passed on to the Company's customers. These cigarette price reductions lowered average inside store sales by approximately 1.4% for the current fiscal year's first three quarters. Overall convenience store revenues were also higher due to a change in the mix of stores in the current fiscal year's first three quarters to include more Company operated stores and fewer franchise stores, since the Company records as revenue the gross sales of company operated stores compared with franchise fees which are a percentage of franchise store sales. This change in store mix was a result of the Company's ongoing review and evaluation of its store base to determine whether its stores are best suited as either a Company operated or franchise location, using economic and non-economic criteria. Such transfers between Company operated and franchise stores have occurred and will continue in the ordinary course of business, and generally result in minimal transfer costs to the Company. The overall increase in the Company's convenience store revenues was partially offset by decreased revenues resulting from the closing of forty-three underperforming stores since the end of the prior year third fiscal quarter. Although such closures had a negative impact on revenues, they did not have a material adverse effect on the results of operations, since the majority of stores closed had been operating at a loss.

  The higher gasoline revenues in the first three quarters of the current fiscal year resulted from an increase in total gasoline gallons sold of 8.9 million gallons. On a per location basis, average gallonage increased by approximately 8.4% in the current fiscal year's first three quarters. These gallonage increases were due primarily to the further development of the Company's new super pumper stores as well as the remodeling and expansion of gasoline facilities at a number of existing locations. Partially offsetting the impact of the higher gallonage on total gasoline revenues was a decrease in the average selling price of gasoline of 3.0 cents per gallon for the current fiscal year's first three quarters as compared to the corresponding period of the prior fiscal year.

  Manufacturing and distribution revenues increased in the first three quarters of the current fiscal year due to the introduction of new business, which began during the second quarter of fiscal 1993. The new business includes the sale of ice cream to an external distributor as well as the distribution of new product lines, including cigarettes and candy, to stores in certain marketing areas of the Company.

  Income from operations increased by $1,733,000 for the first three quarters of the current fiscal year as compared to the corresponding period of the prior fiscal year. This increase was attributable, in large part, to increased income from gasoline operations, which was favorably impacted by the higher gasoline gallons described above, combined with an increase in gasoline gross margins as compared to the corresponding period of the prior fiscal year. Additionally, for the current fiscal year's first three quarters the Company incurred lower operating costs related to compliance with environmental regulations, reflecting a reduction in the expenses associated with the remediation of the Company's gasoline locations. Such remediation costs are incurred in the ordinary course of business and can fluctuate from year to year.

  Income from convenience store operations was also higher for the first three quarters of the current fiscal year due to the increase in average inside store sales combined with improved product gross margins, partially offset by higher store operating expenses. The increased product gross margins resulted in part from a reduction in costs associated with the Company's last-in, first-out
(LIFO) inventory valuation method. This
reduction in the LIFO provision resulted from a current year decrease in cigarette prices as discussed above, which constitutes one of the Company's major product categories. The overall increase in product margins for the current fiscal year's first three quarters was partially offset by a lower level of marketing allowances, related to monies received from vendors for specific product promotions, as compared to the prior fiscal year's first three quarters. The higher store operating expenses in the current fiscal year's first three quarters were attributable primarily to increased store labor costs.

  The overall increase in income from operations for the current fiscal year's first three quarters was partially offset by decreased income from foreign consulting and manufacturing and distribution operations as well as higher general and administrative costs. Income from foreign consulting operations decreased primarily due to the recognition of a one-time license fee in the prior fiscal year's third quarter which was earned upon the start up of the Company's Mexican joint venture operation. Income from operations in the Company's manufacturing and distribution operation decreased for the current fiscal year's first three quarters due primarily to reduced product margins resulting from an increase in raw product costs without a corresponding increase in retail dairy prices. This decrease was partially offset by increased profits realized from the new business described above. General and administrative expenses increased in the current fiscal year's first three quarters due in part to increased accruals for management bonuses and profit sharing, due to the increased earnings in the current fiscal year's first three quarters as well as the implementation of a new 401(k) employee benefit program in fiscal 1994. Additionally, the Company increased its provision for bad debt expense in the current fiscal year. Partially offsetting the above increases, as well as normal inflationary increases for other general and administrative expenses, was decreased salaries resulting from the consolidation of the Company's administrative offices discussed below. Additionally, the Company incurred reduced costs in the current fiscal year related to legal and professional fees.

  The effective tax rate for the Company was 40% for the first three quarters of both the current and the prior fiscal years. The Company provides for income taxes at the effective rate expected to be incurred for the entire year.

  Net income for the first three quarters of the current fiscal year was $3,443,000 or $.62 per share, as compared to a net loss of $1,442,000 or $.27 per share for the same period of the prior year. Included in the net loss for the prior year's three fiscal quarters was a $3,951,000 charge for the cumulative effect of a change in accounting for income taxes. (See Note 2 to the Interim Consolidated Financial Statements.) This one-time cumulative charge related to the adoption of SFAS No. 109, "Accounting for Income Taxes."
 Fiscal 1993 Compared to Fiscal 1992


  Revenues for the fiscal year ended January 30, 1993 increased by $6.8 million or 1.2% from the prior fiscal year ended February 1, 1992. The higher revenues in fiscal 1993 were due to increased revenues from the Company's convenience store group as well as its gasoline and international operations, partially offset by decreased revenues from the Company's manufacturing and distribution operations.

  Convenience store revenues increased from $343.0 million in fiscal 1992 to $345.4 million in fiscal 1993. This increase was due to a change in the mix of stores in fiscal 1993 to include more Company operated stores and fewer franchise stores since the Company records as revenue the gross sales of Company operated stores compared with recording the lower franchise fees earned from franchise stores. The overall increase in the Company's convenience store revenues was partially offset by decreased revenues resulting from the closing of underperforming stores. Although such closures had a negative impact on revenues, they did not have a material adverse effect on the results of operations since the majority of stores closed had been operating at a loss. Average inside store sales decreased by 0.2% in fiscal 1993 as compared to fiscal 1992, due in large part to a continuing weak economy as well as adverse weather conditions, especially in the fiscal 1993 second fiscal quarter, in all of the Company's major market areas.

  The higher gasoline revenues in fiscal 1993 were attributable to an increase in total gasoline gallons sold. On a per location basis, average gallonage increased by approximately 8% in fiscal 1993 as compared to fiscal 1992. These gallonage increases were due primarily to the further development of the Company's new stores as well as the remodeling and expansion of gasoline facilities at a number of existing locations. The increased gallonage was partially offset by a decrease in the average selling price of gasoline of approximately 2.6 cents per gallon in fiscal 1993.

  Revenues from international operations were higher in fiscal 1993 due primarily to the recognition of a $450,000 one-time license fee earned upon the start up of the Company's Mexican joint venture operation. The Company will record its appropriate share of future profit and loss based upon the sales and performance of this one-third owned Mexican joint venture. However, any future earnings potential cannot be quantified at this time.

  The Company's manufacturing and distribution revenues decreased in fiscal 1993 due to reduced volume resulting from the lower number of stores as well as the overall decrease in average inside store sales, both of which are discussed above. This was partially offset by increased revenues resulting from the introduction of new business, which included the sale of ice cream to an external distributor as well as the distribution of new product lines, including cigarettes and candy, to stores in certain marketing areas of the Company.

  Income from operations decreased by $12.9 million for fiscal 1993 as compared to fiscal 1992. $5.2 million of this decrease was due to a nonrecurring charge in fiscal 1993 for restructuring expenses related to the downsizing and consolidation of the Company's administrative offices (see Note 12 to the Consolidated Financial Statements). The Company anticipates that expense reductions, including reduced salaries and benefits, travel, telecommunication costs and other office overhead costs, realized from this restructuring will approximate $2.0 million annually which should favorably impact income from operations in future fiscal years once this restructuring is completed.

  In addition to the nonrecurring charge, income from operations was also lower in fiscal 1993 due to decreases from the convenience store and manufacturing and distribution groups as well as higher general and administrative expenses. The decrease from the convenience store group resulted primarily from relatively flat average inside store sales combined with improved product gross margins which were not sufficient to offset an increase in store operating expenses. The store operating expense increase resulted primarily from increased labor expense, higher medical insurance costs and certain individually large claims incurred in the Company's commercial liability and worker's compensation insurance programs. Income from operations in the Company's manufacturing and distribution operations decreased in fiscal 1993 due to reduced volume resulting from the fewer number of stores as well as reduced product margins resulting from an increase in raw product costs without a corresponding increase in retail dairy prices. This was partially offset by profits realized from the introduction of new business described above. The increase in general and administrative expenses was caused by increases in group health and commercial liability insurance expense, based on specific claims experience, as well as normal increases in administrative salaries.

  Partially offsetting the decreases in income from operations discussed above was an increase in income from international operations, resulting primarily from the recognition of the Mexican joint venture license fee discussed above. Additionally, income from operations in the Company's gasoline operations was essentially the same in fiscal 1993 as compared to fiscal 1992. The positive impact of increased gasoline gallonage described above combined with a slight increase in gasoline margins of .2 cents per gallon was offset by an increase in the cost of compliance with environmental regulations due primarily to remediation requirements at gasoline sites closed by the Company.

  Inflation has had little effect on the Company's revenues and income from operations in fiscal years 1993 and 1992.

  Interest expense (net of interest income) decreased by $1,258,000 in fiscal 1993 primarily due to a decrease in average interest rates related to the Company's variable rate term and revolving loans under the Existing Credit Agreement.

  The Company recorded a net loss on disposition of properties of $433,000 in fiscal 1993 compared to a net loss of $298,000 in fiscal 1992. The majority of these losses resulted from the closing of underperforming stores and the resulting write-off of abandoned fixtures, equipment and leasehold improvements.

  The effective tax rate for the Company was a benefit of 40% for fiscal 1993 as compared to a provision of 42% for fiscal 1992 (See Note 6 to the Consolidated Financial Statements).

  The Company recorded a net loss of $6,850,000, or $1.26 per share, for fiscal 1993 as compared to net income of $4,092,000 or $.75 per share, in fiscal 1992. In addition to the items discussed above, the net loss in fiscal 1993 was also partially attributable to a $3,951,000 charge for the cumulative effect of a change in accounting for income taxes (see Note 6 to the Consolidated Financial Statements). This one-time cumulative charge related to the adoption of SFAS No. 109, "Accounting for Income Taxes".

 Fiscal 1992 Compared to Fiscal 1991

  Revenues for the fiscal year ended February 1, 1992 decreased by $15.0 million or 2.6% from the fiscal year ended February 2, 1991. This decrease was due to a reduction in revenues from the Company's convenience store group as well as its gasoline operations, caused primarily by the closing of underperforming locations during fiscal 1992 and a decrease in the average selling price of gasoline from $1.15 per gallon in fiscal 1991 to $1.11 per gallon in fiscal 1992. Partially offsetting these reductions in revenues were increases resulting from: (1) the inclusion of the acquired Stop-N-Go locations for the entire fiscal 1992 since these locations were acquired in March and June of fiscal 1991; (2) the positive store and gasoline revenue impact resulting from the opening of 6 new stores during fiscal 1992; and (3) an average inside store sales increase of 1.5% for fiscal 1992 as compared to fiscal 1991.

  Income from operations for the Company decreased by $63,000 in fiscal 1992 as compared to fiscal 1991. This slight decrease was caused primarily by: (1) a reduction in gasoline profit margins of 1.1 cents per gallon in fiscal 1992, mostly resulting from the negative effect of the Gulf War on the Company's fiscal 1992 first quarter gasoline margins; (2) normal increases in administrative salaries as well as increased store labor costs resulting from an April, 1991 adjustment to the national minimum wage; and (3) higher legal fees incurred in the ordinary course of business. The above decreases were almost entirely offset by: (1) an increased profit contribution from the Company's manufacturing and distribution operations, due to a decrease in the price of raw product, expansion of the Company's ice cream line to most of the store locations, and the positive impact of increased promotional activity; (2) decreased group health and commercial liability insurance expense, since fiscal 1991 included higher provisions attributable to specific claims experience; (3) decreased costs of compliance with environmental regulations related to the Company's gasoline business; and (4) the positive effect of tight control over other general and administrative expenses.

  Income from operations from the Company's convenience store group and international operations remained relatively stable in fiscal 1992 as compared to fiscal 1991. Inflation has had little effect on the Company's revenues and income from operations in fiscal 1992 and 1991.

  Interest expense (net of interest income) decreased by $182,000 in fiscal 1992, primarily due to a decrease in average interest rates related to the Company's variable rate term and revolving loans under the Existing Credit Agreement. This decrease was partially offset by an overall increase in the Company's average revolving and term loan balances thereunder in fiscal 1992 as compared to fiscal 1991, resulting primarily from the acquisition of Stop-N-Go assets in March and June of fiscal 1991.

  The effective tax rate for the Company was 42% for fiscal 1992, as compared to 44% for fiscal 1991 (see Note 6 to the Consolidated Financial Statements).

  Net income for fiscal 1992 was $4,092,000, as compared to $3,813,000 for fiscal 1991. On a per share basis, earnings rose from $.72 per share in fiscal 1991 to $.75 per share in fiscal 1992.

LIQUIDITY AND CAPITAL RESOURCES

  The Company generates substantial operating cash flow since most of its revenues are received in cash. Currently, the amount of cash generated from operations significantly exceeds all of the current debt service requirements of the Company's long-term debt and capital lease obligations. The capital expenditures of the Company are primarily funded by the excess cash flow available after debt service, but have also been funded using mortgage and equipment financing and/or the revolving line of credit under the Existing Credit Agreement. Additionally, the Company utilizes its revolving line of credit to address the seasonality of operations and the timing of certain working capital disbursements. For the first three fiscal quarters ended October 30, 1993, the cash flow from operations available after meeting all of the Company's debt service requirements was insufficient to fund total capital expenditures due in large part to payments made related to nonrecurring restructuring expenses (as described below). As a result, the Company obtained new mortgage and equipment financing.

  During both the first three fiscal quarters ended October 30, 1993 and October 31, 1992, the Company paid its trade payables in an average of 25 days, which compares to 23 days for the entire fiscal year ended January 30, 1993. The cash flow of the Company is also favorably impacted by the Company's use of funds from the sale of money orders, pending weekly remittance of such funds to the issuer of the money orders. The amount due the issuer each week varies, depending on the volume and dollar values of money orders issued. At October 30, 1993 and January 30, 1993, $5.9 million and $6.0 million, respectively, were due the issuer. The Company's remittance obligation to the issuer of the money orders is primarily secured by an outstanding letter of credit in the amount of $6.5 million.

  During the first three quarters of fiscal 1994, cash generated by operations was $3.9 million lower than the corresponding period of the prior fiscal year. This decrease resulted from the payment in the current year of $4.5 million in expenditures (which were accrued in fiscal 1993) related to severance, relocation and other personnel related costs associated with the Company's restructuring, which involved the downsizing and consolidation of three administrative offices into a new corporate headquarters facility in Enfield, Connecticut. The majority of these nonrecurring payments have been made in fiscal 1994. Partially offsetting the effect of the nonrecurring restructuring payments was the increase in earnings in the current fiscal year. See "Results of Operations."

  Cash used by the Company's investing activities was $5.2 million lower in the first three fiscal quarters of 1994 as compared to the first three fiscal quarters of 1993, primarily as a result of the fiscal 1993 purchase of the new corporate headquarters facility. The Company continues to develop new stores and remodel existing locations, and the Company is currently expanding its dairy and ice cream production facilities, capital expenditures for which are being financed primarily by cash generated from operations and mortgage and equipment financing. In addition, in order to accelerate the development of new super pumper stores, the Company may sell and leaseback certain of its existing super pumper locations and may in the future lease, or sell and leaseback, the real estate of new super pumper locations. Additionally, the Company estimates that future capital expenditure requirements to comply with federal and state underground gasoline storage tank regulations will be approximately $16.0 million to $20.0 million in the aggregate through December, 1998, which cost could be reduced for locations (especially low volume locations) which may be closed in lieu of the capital costs of compliance. The Company has also initiated a program to install in all stores within three years a point-of-sale
(POS) system designed to provide more accurate and timely information regarding store operations and to decrease administrative overhead. The cost of the POS system, including new cash registers and personal computers, is currently estimated to be approximately $7.0 million to $9.0 million, and is anticipated to be funded by third-party equipment financing. The ultimate amount of discretionary capital expenditures that the Company will incur in the future will be determined by the available sources of funds, including, but not limited to, those described above.

  In order to facilitate future growth and to improve the Company's financial and operating flexibility, the Company is effecting the sale of the Notes, which will provide funds for general corporate and working capital purposes as well as reduce the Company's near-term debt amortization requirements. The Company's maturities on long-term debt for the next five fiscal years, based on its current debt structure, as well as on a pro forma basis after giving effect to the sale of the Notes and the application of the proceeds therefrom (see "Use of Proceeds" and "Capitalization"), are as follows:

                                   AS OF 10-30-93
                               ----------------------
                                           PRO FORMA
             FISCAL                            AS
             YEAR                ACTUAL     ADJUSTED
             ------            ----------- ----------
             1995............. $ 8,108,000 $1,108,000
             1996.............  17,986,000  1,736,000
             1997.............  21,448,000    798,000
             1998.............   6,026,000    776,000
             1999.............   6,855,000  1,605,000
                               ----------- ----------
             Total............ $60,423,000 $6,023,000
                               =========== ==========

  In addition to cash flow from operations, potential mortgage, equipment and other financing and the available net proceeds from the sale of the Notes, the Company's sources of liquidity will include borrowing availability under the New Credit Agreement, pursuant to which $30.0 million will be available for revolving loans (including up to $15.0 million for letters of credit). The New Credit Agreement will replace the Existing Credit Agreement. At October 30, 1993, the Existing Credit Agreement included a term loan with an outstanding balance of $22.0 million and a $15.0 million revolving credit facility with an outstanding balance of $11.4 million, leaving $3.6 million available for borrowing thereunder. All outstanding borrowings under the Existing Credit Agreement mature on February 28, 1996.

  As of the date of the issuance of the Notes, the Company does not anticipate having outstanding borrowings under the New Credit Agreement, but anticipates that letters of credit will be outstanding thereunder, including, as discussed above, the letter of credit issued to secure the Company's remittance obligation to the issuer of money orders. The Company intends to utilize the New Credit Agreement as needed for working capital and general corporate purposes, especially to address the seasonality of operations and timing of certain working capital disbursements. It is anticipated that the loans under the New Credit Agreement will generally bear interest at a rate of either: (i) 0.25% above the lender's prime rate, as set from time to time; or (ii) 2 1/4% above LIBOR, at the Company's option. In addition, it is anticipated that all outstanding indebtedness under the New Credit Agreement will be due and payable in full on the third anniversary of the execution date of the New Credit Agreement, and that, provided no default exists under the New Credit Agreement, such period may be extended for up to two additional one-year periods at the request of the Company and with the consent of the lenders thereunder. See "Description of the New Credit Agreement."

                                   BUSINESS

GENERAL

  Dairy Mart operates one of the nation's largest convenience store chains. The Company operates or franchises approximately 1,100 stores under the "Dairy Mart" name in 11 states located in the Northeast, Midwest and Southeast. Dairy Mart is the largest operator of traditional convenience stores in Ohio and Kentucky and is a leading operator of convenience stores in New England. Approximately 420 stores sell gasoline and approximately 340 stores are franchised. The Company also manufactures, processes and distributes certain dairy and other products.

  The Company's facilities in Enfield, Connecticut and Cuyahoga Falls, Ohio manufacture and process milk, fruit juices, and other non-carbonated beverages which are distributed to stores in the Northeast and Midwest regions. The dairy plant in Ohio manufactures and distributes ice cream to most stores. In the Southeast region, the Company distributes dairy products, tobacco products, candy and certain other merchandise to stores in Kentucky and Indiana.

  The Company's primary growth strategy is to increase its retail gasoline presence. This strategy is designed to capitalize on the growth in sales of gasoline by convenience stores which sales, as reported by the National Association of Convenience Stores, have grown at a 14.8% compounded annual rate since 1988. As a result, almost all of the stores recently opened by the Company are retail units, known as "super pumper" stores, which have approximately four times the gasoline retailing capacity and a significantly larger in-store size than the Company's traditional convenience stores. The average super pumper store in operation for at least one year contributes approximately four times as much in Store Cash Flow as the Company's average non-super pumper store. The Company plans to open approximately 20 new super pumper stores in the fiscal year ending January 28, 1995 and approximately 30 new super pumper stores per year thereafter for the foreseeable future.

STORES

  The Company's stores are generally located in densely populated suburban areas, and are situated close to single-family homes and apartments to attract neighborhood shoppers. Store location, design, lighting and layout are intended to cater to customers' desire for fast and convenient access. Approximately 420 locations also sell gasoline, which the Company believes is an important convenience for customers. Shelving and displays, including refrigeration units, deli and other fast food counters and displays, are designed to encourage customers to purchase high profit margin products including impulse purchase items such as candy, fountain drinks and ice cream novelties. Stores are located on sites which are well-lit, easily accessible by customers and provide ample parking. All of the Company's stores also offer extended hours for additional convenience, with over one-half of the stores open 24 hours per day. A traditional Dairy Mart store is typically 2,400 square feet and most are free standing structures.

  As of October 30, 1993, the Company operated and franchised retail convenience stores in the following three regions of the United States:

                                                                       NUMBER OF
      NORTHEAST REGION                                                  STORES
                                                                       ---------
       Massachusetts..................................................        77
       Connecticut....................................................        67
       New York.......................................................        37
       Rhode Island...................................................        26
                                                                       ---------
        Total Northeast Stores........................................       207
                                                                       ---------
      MIDWEST REGION
       Ohio...........................................................       539
       Michigan.......................................................        52
       Pennsylvania...................................................        42
                                                                       ---------
        Total Midwest Stores..........................................       633
                                                                       ---------
      SOUTHEAST REGION
       Kentucky.......................................................       170
       Indiana........................................................        18
       Tennessee......................................................        14
       North Carolina.................................................        11
                                                                       ---------
        Total Southeast Stores........................................       213
                                                                       ---------
          Total Stores................................................     1,053
                                                                       =========

 Super Pumper Stores

  Super pumper stores are an important part of the Company's strategy to expand and increase its profitability. Super pumper stores have approximately four times the gasoline retailing capacity of traditional gasoline convenience stores. Generally 2,700 square feet, super pumper stores are significantly larger than the Company's traditional convenience stores. The stores are designed to devote a greater amount of space to fast food counters, deli areas and refrigeration display units which attract customers to high profit margin products such as fountain drinks and fresh made sandwiches. Super pumper stores are generally located at high-traffic intersections to provide convenient access to customers, and all have canopies to shield gasoline customers from inclement weather. As of October 30, 1993, the Company had 34 super pumper stores, a majority of which have been opened since February, 1992 and all of which have been opened since the beginning of fiscal 1990. Super pumper store sales and Store Cash Flow for the four quarters ended October 30, 1993 were more than double the amounts for fiscal 1992 and accounted for over 10% of the revenues and EBITDA of the Company for the thirty-nine weeks ended October 30, 1993.

  The following table presents summary operating data of super pumper stores since fiscal 1989:

                                    FISCAL YEARS               FOUR QUARTERS
                         ----------------------------------- ENDED OCTOBER 30,
SUPER PUMPER STORES      1989  1990   1991    1992    1993         1993
- -------------------      ---- ------ ------- ------- ------- -----------------
                           (IN THOUSANDS, EXCEPT TOTAL STORES AT PERIOD END)
Total Sales............. $ 0  $1,984 $11,521 $24,277 $47,675      $64,604
Total Inside Store
 Sales.................. $ 0  $  942 $ 3,564 $ 7,967 $17,613      $23,514
Total Gallons Sold......   0   1,042   6,918  14,466  27,462       38,158
Total Store Cash Flow... $ 0  $  195 $   953  $1,839 $ 3,504      $ 5,257
Stores at Period End....   0       1       6      16      29           34

 Upgrading Existing Store Base

  Over the next four years, the Company plans to upgrade and remodel up to 400 stores in order to modernize the stores' look, upgrade their equipment and increase the space devoted to higher profit margin items, such as fountain drinks and fast food and deli items. Management expects that this remodeling program will favorably impact the amount of maintenance capital expenditures required on its existing store base due to the installation of newer, more reliable equipment. The Company also intends to convert approximately 40 traditional gasoline convenience stores to super pumper status over the same period. Stores recently upgraded to super pumper status have shown significantly higher inside store and gasoline sales.

 Closing Underperforming Stores

  The Company continually evaluates the performance of each of its stores in order to identify actions aimed at improving the Company's overall profitability. Based upon these evaluations, the Company continues to sell or close certain underperforming stores. The Company considers various factors in deciding to sell or close stores, including store location, lease term, rental and other obligations and store performance. Sales or closures of stores, while reducing revenues, generally do not have an adverse effect on overall results, since a majority of such stores operate at a loss. Since March 1992, the Company has sold or closed approximately 85 stores.

GASOLINE OPERATIONS

  A major part of the Company's growth strategy is to continue to increase its level of gasoline sales. This strategy enables the Company to significantly increase a store's total level of sales without a commensurate increase in overhead. The Company believes that the sale of gasoline at its stores offers a significant competitive advantage and that customers value this additional convenience, as supported by a five-year compounded annual growth rate of 14.8% in gasoline sales by convenience stores, as reported by the National Association of Convenience Stores. The sales volume of gasoline by the Company's super pumper stores for the four quarters ended October 30, 1993 was more than five times the sales volume of gasoline for fiscal 1991. Gasoline sales accounted for approximately 37% of total revenues of the Company in the most recently completed fiscal year. As of October 30, 1993, 419 stores sold gasoline.

  The Company's gasoline pricing strategy is designed, in part, to provide value to customers by offering the same quality gasoline offered by major oil companies at prices which are generally below nationally advertised brands and comparable to other convenience store chains. The Company obtains its gasoline from major oil company suppliers, primarily through spot market purchases, and believes that there are adequate supplies of fuel available from a number of sources at competitive prices.

  The following table presents certain operating data for the Company's gasoline operations:

                                      FISCAL YEARS                     FOUR QUARTERS
                         -------------------------------------------       ENDED
                          1989     1990     1991     1992     1993    OCTOBER 30, 1993
                         -------  -------  -------  -------  -------  ----------------
Total Gallons Sold (in
 thousands)............. 179,424  185,701  188,930  189,625  196,703      205,684
% Change in Gallons
 Sold...................    0.80%    3.50%    1.74%    0.37%    3.73%        4.57%
Average Gasoline Gross
 Profit per Gallon (in
 cents).................   10.30    11.08    11.06     9.92    10.16        11.57

PRODUCT SELECTION

  All stores generally offer more than 3,000 food and non-food items limited to a few, well-known brand names as well as the Company's private label products. Most of these items would typically be offered in supermarkets. Food items include a wide variety of products, including canned foods and groceries, dairy products, beverages, snack items, candy, baked goods and food service items, such as fountain soft drinks, coffee, hot dogs, deli meats and deli sandwiches and similar foods. Non-food products and services include gasoline, cigarettes, health and beauty aids, publications, lottery tickets and money orders. In addition to selling well-known brand name products, the stores offer many products that bear the "Dairy Mart" private label, including milk, bakery products, juices and other non-carbonated beverages, ice cream and other dairy products such as dips and cheeses.

  In recent years, the Company has been altering the mix of products to emphasize the sale of items carrying higher profit margins. Central to these efforts has been the Company's installation of fast food counters, hot dog grills called "Hot Dog Central" and/or deli areas in approximately 500 stores over the last three years. Fast food items not only carry higher profit margins but also tend to lead to the purchase of other high profit margin products and impulse items, including salty-snacks, candy and beverages. Dairy Mart has introduced a number of new private label products, including ice cream products and juices, which generally carry a higher gross profit margin than the Company's average gross profit margin on comparable products. These private label products include Dairy Mart's "Party Time" (R) and "Special Occasion" (R) ice cream.

POS SYSTEM

  The Company has initiated a program to install a POS system in all stores within three years. The Company anticipates that, upon completion of this program, each store will be equipped with a scanner and with a dedicated personal computer, into which sales, inventory and other data will be input at scheduled daily intervals, and then automatically transmitted to the Company's headquarters. The Company believes that the POS system will: (i) provide more accurate and timely information regarding store operations, including sales and merchandising, and inventory levels and composition; (ii) reduce paperwork for store managers, thereby allowing them to spend more time interacting with customers and improving operations; (iii) decrease administrative overhead, since the input and verification of data will be automated at both the store and office level; and (iv) improve verification of product costs and retail pricing. The cost of the POS system, including new cash registers and personal computers, is currently estimated to be approximately $7.0 million to $9.0 million, and is anticipated to be funded by third party equipment financing. The Company believes it will be among the first of the larger convenience store chains to implement a chain-wide POS system. Industry-wide, as reported by the National Association of Convenience Stores, only 3.5% of all convenience stores had POS systems at the end of 1992.

MANUFACTURING AND DISTRIBUTION OPERATIONS

  The Company supplies its stores and most franchised stores through a product distribution system which includes the Company's own manufacturing, distribution and processing facilities, and other distributors. Through its manufacturing, processing and distribution facilities in Connecticut and Ohio, the Company supplies all of the milk and a substantial portion of the ice cream, juices and non-carbonated beverages for the stores in the Northeast and the Midwest. Many other products which are not produced by the Company are supplied to the Northeast and Midwest regions by one wholesale distributor under a ten-year contract entered into in February 1988. The Company supplies the Southeast region stores in large part through its 35,000 square foot distribution facility located in Louisville, Kentucky.

  In fiscal 1993, the Company reversed a prior policy and began to actively market its excess manufacturing and processing capacity to third parties, such as wholesalers and supermarkets. These efforts have resulted in a wholesale arrangement with a regional brand name ice cream distributor which has more than doubled the utilization of the Company's ice cream production capacity since March 1992. To accommodate additional growth in the sale of ice cream to third party purchasers, the Company is investing $1.4 million to further enhance product quality and to improve the efficiency and capacity of its ice cream production. The Company also intends to continue to pursue sales to third parties of other products produced at its manufacturing and processing facilities.

FRANCHISE OPERATIONS

  The Company franchises approximately 340 stores throughout its three geographic regions. Franchise stores generally follow the same operating policies as Company stores, and are subject to Company supervision under franchise agreements. Company operated and franchise stores are of the same basic store design and sell substantially the same products. The Company currently franchises only existing stores. Most franchisees purchase milk, ice cream, dairy products, fruit juices and other non-carbonated beverages distributed by the Company and generally purchase other products through the same suppliers used by the Company.

  The Company offers two types of franchising arrangements--the "full" franchise and the "limited" franchise. Under a full franchise agreement, the franchisee purchases and owns both the merchandise inventory and the equipment located in the store, and leases or subleases the store from the Company. Under a limited franchise agreement, the franchisee owns only the merchandise inventory while the Company retains ownership of the store equipment. Franchise fees are higher for limited franchisees. As of October 30, 1993, there were 165 full franchise locations and 175 limited franchise locations.

  The Company has recently revised its franchising strategy in order to: (i) improve the level of retail experience of its new franchisees; and (ii) increase the level of financial commitment by new franchisees. As part of this strategy, new franchisees are now required to undergo more rigorous and thorough interviews and background checks, receive increased levels of financial and retail training, and typically make larger initial cash payments.

  The following table sets forth the number of stores, on both a Company operated and franchise operated basis, that were opened or acquired, closed or sold, and transferred between Company operated and franchise operated, during the last two fiscal years, and during the three fiscal quarters ended October 30, 1993:

                             FEBRUARY 2, 1992          JANUARY 30, 1993          OCTOBER 30, 1993
                         ------------------------  ------------------------  ------------------------
                         COMPANY  FRANCHISE        COMPANY  FRANCHISE        COMPANY  FRANCHISE
                         OPERATED OPERATED  TOTAL  OPERATED OPERATED  TOTAL  OPERATED OPERATED  TOTAL
                         -------- --------- -----  -------- --------- -----  -------- --------- -----
At beginning of period..   725       465    1,190    685       449    1,134    709       370    1,079
Opened or acquired......     6       --         6      6       --         6      3       --         3
Closed or sold..........   (48)      (14)     (62)   (34)      (27)     (61)   (21)       (8)     (29)
Transferred (net).......     2        (2)     --      52       (52)     --      22       (22)     --
                           ---       ---    -----    ---       ---    -----    ---       ---    -----
At end of period........   685       449    1,134    709       370    1,079    713       340    1,053
                           ===       ===    =====    ===       ===    =====    ===       ===    =====

INTERNATIONAL OPERATIONS

  The Company conducts business outside the United States as a joint-venturer, licensor or consultant. Currently, the Company is a party to two agreements with convenience store operators in South Korea and Mexico, and continues to pursue similar arrangements in other countries. As with the Company's prior international arrangements, both such agreements require a specified commitment of Company personnel, but do not require any significant commitment of capital.

ADVERTISING

  To promote a uniform image for all stores, the Company designs and coordinates advertising for all stores to complement its marketing strategy, which is derived, in part, from market surveys and research. Largely in response to such research, the Company recently launched a new advertising program entitled "Close to Home" which emphasizes the high percentage of neighborhood locations throughout Dairy Mart's operating regions. In-store, newspaper, and direct-mail advertising, special promotions and seasonal radio and television advertising usually feature certain items which can be purchased at the stores, and frequently include national brand items for which advertising costs are often supplemented by the national brand suppliers. Sales promotions are generally established and maintained on a bi-weekly or monthly basis.

COMPETITION

  The convenience store and retail gasoline industries are highly competitive. The number and type of competitors vary by location. The Company presently competes with other convenience stores, large integrated gasoline service station operators, super market chains, neighborhood grocery stores, independent gasoline service stations, fast food operations and other similar retail outlets, some of which are well recognized national or regional retail chains. Some of the Company's competitors have greater financial resources than the Company. Key competitive factors include, among others, location, ease of access, store management, product selection, pricing, hours of operation, store safety, cleanliness, product promotions and marketing. See "Investment Considerations--Competition."

SEASONALITY

  Weather conditions have a significant effect on the Company's sales, as convenience store customers are more likely to go to stores to purchase convenience goods and services, particularly higher profit margin items such as fast food items, fountain drinks and other beverages, when weather conditions are favorable. Accordingly, the Company's stores generally experience higher revenues and profit margins during the warmer weather months, which fall within the Company's second and third fiscal quarters. See "Investment Considerations--Effect of Weather on Business."

EMPLOYEES

  As of October 30, 1993, exclusive of franchisees and franchisees' employees, the Company employed, on a full-time or part-time basis, approximately 5,200 employees.

PROPERTIES

  Of the 1,053 stores in operation as of October 30, 1993, 123 store locations were owned by the Company and 930 were leased. In addition, the Company owns 15 locations and is the primary lessee for 54 locations not currently operated as Dairy Mart stores. The Company's policy is to endeavor to lease or sublease such locations to third parties.

  The Company owns its corporate headquarters facility in Enfield, Connecticut. This facility is approximately 77,000 square feet and is located on eighty-eight acres of land. The Company also owns its Northeast region operating office building and manufacturing and processing plant located in a 33,000 square foot building, and its 200,000 square foot Midwest processing plant and regional administrative office located in Cuyahoga Falls, Ohio. The Company leases administrative offices for its Southeast regional offices and leases a warehouse facility in Louisville, Kentucky.

ENVIRONMENTAL COMPLIANCE

  The Company incurs ongoing costs to comply with federal, state and local environmental laws and regulations, including costs for assessment, compliance, remediation and certain capital expenditures relating to its gasoline operations. These laws and regulations relate primarily to underground storage tanks ("USTs"). The United States Environmental Protection Agency has established standards for, among other things: (i) maintaining leak detection;
(ii) upgrading UST systems; (iii) taking corrective action in response to releases; (iv) closing USTs to prevent future releases; (v) keeping appropriate records; and (vi) maintaining evidence of financial responsibility for taking corrective action and compensating third parties for bodily injury and property damage resulting from releases. A number of states in which the Company operates also have adopted UST regulatory programs.

  In the ordinary course of business, the Company periodically detects releases of gasoline or other regulated substances from USTs it owns or operates. As part of its program to manage USTs, the Company is involved in environmental assessment and remediation activities with respect to releases of regulated substances from its existing and previously operated retail gasoline facilities. In the prior three fiscal years ended January 30, 1993, the Company recorded expenses which averaged approximately $1.0 million annually for these activities, which amounts were net of reimbursements from state trust fund programs with provisions for sharing or reimbursing certain costs incurred by UST owners or operators. The Company accrues its estimates of all costs to be incurred for assessment and remediation for known releases. These accruals are adjusted if and when new information becomes known. Due to the nature of such releases, the actual costs of assessment and remediation activities may vary significantly from year to year.

  Under current federal and state regulatory programs, the Company also will be obligated by December 22, 1998 to upgrade or replace all existing USTs it owns or operates to meet certain corrosion-, overfill- and spill-protection and leak-detection requirements. The Company currently is evaluating each site on an individual basis to determine the type of expenditures required to comply with these and other requirements under the federal and state UST regulatory programs.

  In addition to ongoing assessment and remediation costs, the Company presently estimates that it will be required to make capital expenditures, including those requiring upgrading or replacing of existing USTs, ranging from approximately $16.0 million to $20.0 million in the aggregate over the next five fiscal years to comply with current federal and state UST regulations, which capital expenditures could be reduced for locations (especially low volume locations) which may be closed in lieu of the capital costs of compliance.

  The Company's estimates of costs to be incurred for environmental assessment and remediation and for UST upgrading and other regulatory compliance are based on factors and assumptions that could change due to modifications of regulatory requirements, detection of unanticipated environmental conditions, or other unexpected circumstances. As a result, the actual costs incurred may vary significantly from the estimates noted above.

LEGAL PROCEEDINGS

  In the ordinary course of business, the Company is party to various legal actions which the Company believes are routine in nature and incidental to the operation of its business. The Company believes that the outcome of the proceedings to which the Company currently is party will not have a material adverse effect upon its results of operations or financial condition.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

  Set forth below is certain information regarding the directors and certain officers of the Company:

         NAME              AGE                          TITLE
         ----              ---                          -----
Frank Colaccino             43       President, Chief Executive Officer and a
                                      Class B Director
Mitchell J. Kupperman       42       Executive Vice President--Human Resources,
                                      Secretary and a Class B Director
Gregory G. Landry           35       Executive Vice President, Chief Financial
                                      Officer and a Class B Director
Robert B. Stein, Jr.        36       Executive Vice President--Store Operations
                                      and a Class B Director
Charles Nirenberg           70       Chairman of the Company and a Class B Di-
                                      rector
Frank W. Barrett            54       Class A Director
Theodore W. Leed            66       Class A Director
Thomas A. Chicoine          44       Vice President--Manufacturing and Distribu-
                                      tion
Lawrence R. Pellegrini      52       Vice President--Real Estate and Construc-
                                      tion
Gregory Wozniak             46       Vice President--Corporate Counsel
Elizabeth A. Yopko          35       Vice President--Corporate Communications

BACKGROUND OF OFFICERS AND DIRECTORS

  Except as noted below, each of the officers of the Company named above has been employed by the Company for more than the last five (5) years, in areas similar to or encompassed by their current responsibilities. Each director of the Company is elected by the shareholders to serve a term of one year and until the election and qualification of his successor. Each officer is elected annually by the Board of Directors and serves at the pleasure of the Board.

  Mr. Colaccino was elected Chief Executive Officer of the Company effective on March 12, 1992, and has served as President of the Company since January 1, 1989. He joined the Company in 1976 and was elected Vice President--Real Estate in 1979, and was elected Vice President--Corporate Development in 1985. During fiscal year 1989, Mr. Colaccino served as President of CONNA Corporation (Southeast division). Mr. Colaccino is a member of the National Association of Convenience Stores (NACS) Board of Directors.

  Dr. Kupperman joined the Company in 1983 as Director of Human Resources and was elected Vice President--Human Resources in January, 1985. He was elected Executive Vice President--Human Resources and Secretary of the Company as of January 1, 1989. From January, 1989 until April, 1990, Dr. Kupperman also served as the General Manager of the Company's Northeast division. Dr. Kupperman holds a doctoral degree in Educational Administration.

  Mr. Landry was elected Executive Vice President of the Company in April, 1992 and has served as Chief Financial Officer since August, 1990. Mr. Landry also served as Treasurer of the Company from July, 1989 to April, 1991. He joined the Company in October, 1985 and served as Assistant Treasurer of the Company and Treasurer of the Northeast division until his appointment as Vice President--Finance of the Southeast division in 1987. Mr. Landry is a certified public accountant.

  Mr. Stein was elected Executive Vice President--Store Operations in April, 1992 and has also served as Executive Vice President of the Midwest division since December 1989. Prior to this, Mr. Stein served as Treasurer of the Company from January, 1989 to June, 1989. He joined the Company in 1983 and served as Assistant Treasurer and Treasurer of the Northeast division until he became Vice President--Finance of the Midwest division in 1986. He is a member of the Ohio Association of Convenience Stores Board of Directors.

  Mr. Nirenberg is the founder of the Company. He served as its Chief Executive Officer and President since its formation in 1957 until January, 1989, when he resigned as President of the Company, and until March 12, 1992 when he resigned as Chief Executive Officer. Mr. Nirenberg continues to serve as the Chairman of the Company.

  Mr. Barrett has served as Senior Vice President for Springfield Institution for Savings since January, 1994. He previously served as Senior Vice President for Bank of Ireland First Holdings, Inc. from September, 1990 to December, 1993, as Senior Vice President, Connecticut National Bank from May, 1990 to September, 1990, and as Senior Vice President for Shawmut Bank, N.A. from January, 1988 to May, 1990. Mr. Barrett also served as President and Chief Executive Officer of Shawmut Home Bank in Hartford, Connecticut from April, 1987 to December, 1987 and prior to that was Executive Vice President for Shawmut Worcester County Bank in Worcester, Massachusetts.

  Dr. Leed has been for more than five years a professor (and is currently a professor emeritus) of food marketing at the University of Massachusetts and a lecturer, author and consultant to numerous companies on the subject of food merchandising. He holds a doctoral degree in agricultural economics. Dr. Leed is a principal of Group 7, Inc., a management consulting company.

  Mr. Chicoine was elected Vice President--Manufacturing and Distribution in July, 1989. He previously served the Company in the same capacity from 1985 to 1987. Mr. Chicoine also served in managerial capacities at Massachusetts-based dairies prior to 1982 and during a period between 1987 and 1989 before rejoining the Company. He was also Vice President--Manufacturing of The Lawson Company (Midwest division) from 1982 to 1985. Mr. Chicoine is a member of the Milk Industry Foundation, Connecticut Food Association and the Southern Association of Dairy Food Manufacturers.

  Mr. Pellegrini joined the Company in December, 1992, and was elected Vice President--Real Estate. In March, 1993, he was elected Vice President--Real Estate and Construction. He was formerly a partner in the consulting firm of Pellegrini and Blair in Springfield, Massachusetts, and Director of Real Estate, Northeast Division, for the Friendly Ice Cream Corporation.

  Mr. Wozniak was elected as a Vice President in December, 1992. He is an attorney and has served as counsel to the Company since 1985. From 1977 to 1985 he served as counsel to The Lawson Company, which was acquired by the Company in 1985.

  Ms. Yopko joined the Company in 1988 as Vice President--Human Resources of the Midwest division, which position also encompassed public relations responsibilities; she was elected Vice President--Corporate Communications of the Company in April, 1991.

                              CERTAIN TRANSACTIONS

MANAGEMENT CONTROL OF THE COMPANY

  On March 12, 1992, DM Associates acquired 1,858,743 shares of the Class B Common Stock of the Company from Charles Nirenberg, Chairman of the Company, his wife Janet Nirenberg, and certain trusts and a foundation controlled by them. The Class B Common Stock owned directly by DM Associates represents approximately 66.9% of the issued and outstanding shares of Class B Common Stock, and 60.9% of the total voting power of both classes of the Company's Common Stock. The Company has two Classes of Common Stock issued and outstanding--Class A Common Stock and Class B Common Stock. Each share of Class B Common Stock has one vote per share, and each share of Class A Common Stock has one-tenth of a vote per share. With respect to the election of directors, holders of Class A Common Stock are entitled to elect 25% of the Board of Directors (rounded up to the nearest whole number) to be elected by the holders of Common Stock. As a result, DM Associates currently controls a sufficient number of shares of Class B Common Stock to elect five of the seven members of the Company's Board of Directors.

  DM Associates is controlled by its general partner, DM Management Associates ("DM Management"), which itself is a general partnership. The general partners of DM Management are: (i) Frank Colaccino, President and Chief Executive Officer of the Company, who is the managing general partner of DM Management;
(ii) Mitchell J. Kupperman, Executive Vice President--Human Resources of the Company; (iii) Gregory G. Landry, Executive Vice President and Chief Financial Officer of the Company; and (iv) Robert B. Stein, Jr., Executive Vice President--Store Operations of the Company. All of the general partners are currently directors of the Company.

  In addition to the 1,858,743 shares of Class B Common Stock owned by DM Associates, the general partners of DM Management beneficially own in the aggregate 100,486 shares of Class B Common Stock and 207,140 shares of Class A Common Stock (which amounts include currently exercisable stock options), which represent in the aggregate approximately 3.9% of the total voting power of the Company's Common Stock.

  The source of funds for DM Associates' acquisition of the 1,858,743 shares of Class B Common Stock included the CDA Loan, which is secured by the 1,220,000 CDA Pledged Shares; 638,743 of the shares of Class B Common Stock owned by DM Associates have not been pledged to secure the CDA Loan, and represent approximately 20.9% of the total voting power of the Company's outstanding Common Stock.

  The CDA Loan documents require the consent of CDA before the CDA Pledged Shares can be voted for certain events or transactions, including dissolution of the Company, mergers or other acquisitions of the Company or sales of assets in one fiscal year exceeding $10.0 million other than in the ordinary course of business or which would cause the Company's tangible capital to fall below $11.0 million, and certain amendments to the Company's charter in a manner that would effect a change in the preference or priority of the shares of Class B Common Stock or which would violate or result in a default under the CDA Loan Agreement. The CDA Loan Agreement also provides that a default of the CDA Loan will occur upon certain events occurring. If a default occurs under the CDA Loan Agreement, CDA has the right to sell or otherwise dispose of the CDA Pledged Shares, which could result in a Change of Control of the Company. Unless such a default occurs, DM Associates has the right to vote the CDA Pledged Shares, subject to having received the required consents of CDA with respect to certain matters including all those described above. A default under the CDA loan agreement could occur if, among others, any of the following events occur: (i) DM Associates fails to pay the entire principal amount and all accrued interest on the CDA Loan by its July 31, 1997 maturity date; (ii) the occurrence of an event of default by the Company under the Existing Credit Agreement, the New Credit Agreement, or any substitute credit agreement evidencing the Company's principal credit facility, together with either the termination of any lending commitment thereunder or the acceleration of the indebtedness due thereunder; and (iii) without CDA's consent: (a) the taking of certain extraordinary actions by the Company; (b) a dissolution or liquidation of the Company; or (c) a merger, consolidation or other acquisition of the Company.

  In addition, the limited partnership agreement of DM Associates provides that if the term of the limited partnership is extended beyond September 12, 1997, any limited partner whose percentage interest in DM Associates is greater than 30% may sell all or a portion of his or its interest, subject to DM Associates' right of first refusal to purchase such interest. If DM Associates and such limited partner do not agree on the terms of acquiring such limited partner's interest, and there is not a third party purchaser, such limited partner has the right to: (i) demand the dissolution of DM Associates and the distribution of its assets to its partners; or (ii) cause such assets to be sold. As DM Associates' principal asset is its 1,858,743 shares of the Class B Common Stock, if such a dissolution or sale occurs, a Change of Control could result.

                    DESCRIPTION OF THE NEW CREDIT AGREEMENT

  The Company is party to a credit agreement with Chemical Bank (as successor to Manufacturers Hanover Trust Company), as agent and a lender, along with other lenders party thereto dated as of January 9, 1991, as amended (the "Existing Credit Agreement"), which provides for a $35.0 million term loan and a $15.0 million revolving credit loan, both of which mature on February 28, 1996. As of October 30, 1993, the outstanding balances of the term loan and the revolving credit loan were $22.0 million, and $11.4 million, respectively. Part of the net proceeds from the offering and sale of the Notes will be used to repay the entire indebtedness outstanding under the Existing Credit Agreement.


  On or prior to the completion of the offering made hereby, the Company intends to enter into a new credit agreement with Fleet Bank, National Association ("Fleet") and Society National Bank ("Society") (the "New Credit Agreement").

  The following is a summary of the anticipated terms of the New Credit Agreement. It does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of the New Credit Agreement, a copy of which will be filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in the New Credit Agreement.

  It is anticipated that the New Credit Agreement will provide for $30.0 million for revolving credit loans (including up to $15.0 million for letters of credit). It is also anticipated that outstanding amounts under the New Credit Agreement will be jointly and severally guaranteed by all of the Guarantors, and will be secured by the pledge of all of the outstanding capital stock of substantially all of the Company's subsidiaries, all of which are Guarantors, and by amounts payable to the Company which arise by, from, or were created by, loans or other extensions of credit by the Company to any of its subsidiaries, but will not be secured by any other assets of the Company or any assets of any of its subsidiaries. The proceeds of the revolving credit loan under the New Credit Agreement will be available to finance the Company's working capital requirements and for other general corporate purposes. Letters of credit under the New Credit Agreement will be used for general corporate purposes.

  It is anticipated that the loans under the New Credit Agreement will generally bear interest at a rate of either: (i) 0.25% above Fleet's prime rate, as set from time to time; or (ii) 2 1/4% above LIBOR, at the option of the Company. It is also anticipated that all outstanding indebtedness under the New Credit Agreement will be due and payable in full on the third anniversary of the execution date of the New Credit Agreement and that, provided no default exists under the New Credit Agreement, such period may be extended for up to two additional one-year periods at the request of the Company and with the consent of the lenders thereunder.

 Covenants

  It is anticipated that the New Credit Agreement will contain certain restrictive covenants, including, but not limited to, those limiting or prohibiting incurring other indebtedness, liens, dividends, fundamental changes (such as mergers, consolidations and liquidations), amendments to the certificate of incorporation of the Company (except to increase authorized shares), investments, loans and advances, optional payments and modifications of debt instruments, sales or leases of property not in the ordinary course of business, guarantees, capital expenditures, sale and leaseback transactions, and transactions with affiliates.

  It is also anticipated that the New Credit Agreement will require the Company to satisfy certain financial tests, including the maintenance of specified ratios of: (i) earnings before interest expense, rent and taxes ("EBIRT") to interest expense and rent; (ii) EBITDA less capital expenditures paid in cash to interest expense and; (iii) maximum total debt to EBITDA. Additionally, the Company will be required to maintain a minimum net worth.

 Events of Default

  The following, among others, may constitute events of default under the New Credit Agreement: (i) the Company's nonpayment of any amount due or payable under the New Credit Agreement or any related loan documents; (ii) a breach, following any applicable cure periods, of any covenant or agreement under the New Credit Agreement or any related loan documents by the Company or any of its subsidiaries; (iii) the Company's or any of its subsidiaries' nonpayment of any other indebtedness which has an aggregate principal amount in excess of a specified aggregate principal amount; (iv) the occurrence of certain events by which such other indebtedness becomes due and payable prior to its expressed maturity or expiration date; (v) a change of control of the Company; (vi) certain events of voluntary or involuntary bankruptcy, insolvency, receivership or reorganization of the Company or any subsidiary of the Company; and (vii) judgments or decrees entered against the Company or any subsidiary of the Company involving an aggregate liability of a specified aggregate principal amount.

                            DESCRIPTION OF THE NOTES

  The Notes will be issued under the Indenture, dated as of          , 1994
(the "Indenture"), among the Company, each of the Guarantors and Society National Bank, as trustee (the "Trustee"), a copy of the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary, which describes certain provisions of the Indenture and the Notes, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "TIA"), and all of the provisions of the Indenture and the Notes, including the definitions therein of terms not defined in this Prospectus and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. Certain capitalized terms used below and in the Indenture are defined under "Certain Definitions" below, unless otherwise noted. References below to Sections refer to Sections of the Indenture.

  The Notes will be general unsecured senior subordinated obligations of the Company, subordinate in right of payment to all Senior Indebtedness of the Company, senior in right of payment to all Subordinated Indebtedness of the Company and pari passu in right of payment to all senior subordinated indebtedness of the Company. As described below under "Guarantees," the Notes will be guaranteed, on a senior subordinated basis, by each of the Guarantors. The Guarantee of each Guarantor will be general unsecured senior subordinated obligations of such respective Guarantor, subordinate in right of payment to all Guarantor Senior Indebtedness of such Guarantor, senior in right of payment to all Guarantor Subordinated Indebtedness of such Guarantor and pari passu in right of payment to all senior subordinated indebtedness of such Guarantor.

GENERAL

  The Notes are limited in aggregate principal amount to $75,000,000 and will
mature on         , 2004. The Notes will bear interest at the rate per annum
stated on the cover page hereof from         , 1994, payable semi-annually in
arrears on            and           of each year, commencing           , 1994,
to the persons who are registered holders thereof at the close of business on
the             or          immediately preceding such interest payment date.

  Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. Principal of, premium, if any, and interest on the Notes will be payable at the office of the Trustee, but, at the option of the Company, interest may be paid by check mailed to the registered holders at their registered addresses. The Notes will be transferable and exchangeable at the office of the Trustee and will be issued in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof.

REDEMPTION

  Optional Redemption. Except as provided in the next succeeding paragraph in connection with a Public Equity Offering, the Notes may not be redeemed at the
option of the Company prior to          , 1999. On or after such date, the
Notes may be redeemed at the option of the Company, in whole, or from time to time in part, at the following redemption prices (expressed in percentages of the principal amount), plus accrued interest to the date of redemption, if
redeemed during the twelve-month period beginning          of the years
indicated below. (Section 3.01)

             YEAR                           PERCENTAGE
             ----                           ----------
             1999..........................
             2000..........................
             2001..........................
             2002 and thereafter...........   100.00

  In addition to the optional redemption of the Notes in accordance with the provisions of the preceding paragraph, up to $20 million aggregate principal amount of the Notes will be redeemable, at the option of the Company in whole or in part, with the Net Proceeds of a Public Equity Offering, at a redemption
price equal to     % of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the date of redemption; provided, however, that no such optional redemption may be effected on or after the third anniversary of the Issue Date. (Section 3.02) The New Credit Agreement may restrict the Company's ability to redeem the Notes as described above.

CHANGE OF CONTROL

  At such time as any of the following events has occurred, each of which is deemed to be a "Change of Control" under the Indenture, each holder of Notes will have the right to require the Company to repurchase all or any part of such holder's Notes at a repurchase price equal to 101% of the principal amount thereof plus accrued interest to the date of repurchase: (i) any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange
Act), other than one or more Permitted Holders or any Person or Persons controlled by one or more Permitted Holders, is or becomes the "beneficial owner", directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company; (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by the Directors then still in office who either were Directors at the beginning of such period or whose election or nomination for Director was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; (iii) the direct or indirect, sale, lease, exchange or other transfer of all or substantially all of the assets of the Company to any "person" (as such term is used in Section 13(d) or 14(d) of the Exchange Act), provided that the foregoing shall not apply to the granting of Liens on such assets to the extent permitted by the Indenture; (iv) the Permitted Holders cease to control at least 10% of the total voting power of the Voting Stock of the Company; (v) any acceleration of any Indebtedness under the New Credit Agreement occurs as a result of a change in the beneficial ownership of the Capital Stock of the Company; or (vi) the Company consolidates with or merges into another corporation or any Person consolidates with or merges into the Company, in either event pursuant to a transaction in which either (A) the outstanding Voting Stock of the Company is changed into or exchanged for cash, securities or other property (other than any such transaction where the outstanding Voting Stock of the Company is changed into or exchanged for Voting Stock of the surviving corporation which is neither Redeemable Stock nor Exchangeable Stock) or (B) the holders of a majority of the voting power of the Voting Stock of the Company immediately prior to such transaction own, directly or indirectly, less than a majority of the voting power of the Voting Stock of the surviving corporation immediately after such transaction. There is little case law interpreting the phrase "all or substantially all" in the context of an indenture. Because there is no precise established definition of this phrase, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, exchange or other transfer of all or substantially all of the Company's assets may be uncertain. (Section 3.08)

  Within 30 days following any Change of Control, the Company will mail a notice to each holder of Notes stating: (i) that a Change of Control has occurred and that such holder has the right to require the Company to repurchase all or any part of such holder's Notes at 101% of the aggregate principal amount thereof plus accrued interest to the date of repurchase; (ii) the circumstances and relevant facts known to the Company regarding such Change of Control (including, to the extent applicable, information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control); (iii) the date of repurchase (which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed in the event of a Change of Control); and (iv) the instructions, determined by the Company consistent with the Indenture, that a holder must follow in order to have its Notes repurchased. (Section 3.08(b))

  The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder which may then be applicable in connection with the repurchase of the Notes as a result of a Change of Control. The Change of Control repurchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. (Section 4.23)

  If a Change of Control were to occur, the Company's ability to pay cash to the holders of Notes upon such repurchase may be limited by the Company's then existing financial resources, and there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof. Failure of the Company to pay the repurchase price would create an Event of Default

(as defined below in "--Defaults") with respect to the Notes. (Section 6.01(1)) The New Credit Agreement may restrict the Company's ability to repurchase the Notes following a Change of Control. (Section 3.08)

  The provisions contained in the Indenture relative to the Company's obligation to make an offer to repurchase the Notes as a result of a Change of Control may only be waived or modified with the written consent of the holders of at least a majority in principal amount of the Notes. (Section 9.02)

SELECTION AND NOTICE

  In the event that less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes shall be redeemed in part in amounts of less than $1,000. Notice of redemption shall be mailed by first class mail by the Company or, at the request of the Company, the Trustee at least 30 but not more than 60 days before the redemption date (which may, in the case of a redemption in connection with a Public Equity Offering, be adjusted to the extent necessary and appropriate under the circumstances and based solely on the timing of the consummation of the Public Equity Offering) to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new
Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption (unless the Company shall default in the payment of the redemption price or accrued interest). (Section 3.03)

SUBORDINATION

  The Indebtedness evidenced by the Notes (including principal, premium, if any, and interest) is subordinated in right of payment to the prior payment in full of all Senior Indebtedness. (Section 10.01)

  Upon any payment or distribution of assets or securities of the Company in any dissolution, winding up, total or partial liquidation or reorganization of the Company, payment of the principal of, premium, if any, and interest on the Notes will be subordinated, to the extent and in the manner set forth in the Indenture, to the prior payment in full of all Senior Indebtedness, including any interest accruing on such Senior Indebtedness subsequent to the commencement of a bankruptcy, insolvency or similar proceeding. Upon any default by the Company in the payment of the principal of, premium, if any, or interest on Senior Indebtedness, when the same becomes due, no payment may be made on or in respect of the Notes until such default has been cured or waived. The Indenture also provides that no payment may be made by the Company upon or in respect of the Notes for the period specified below (the "Payment Blockage Period") during the continuance of any non-payment event of default with respect to Senior Indebtedness under the New Credit Agreement ("Significant Senior Indebtedness") pursuant to which the maturity thereof may be accelerated. The Payment Blockage Period shall commence on the earlier of (i) receipt by the Trustee of notice from the trustee or representative for the holders of any Significant Senior Indebtedness (or the holders of at least a majority in principal amount of such Significant Senior Indebtedness then outstanding) or (ii) if such non-payment event of default results from the acceleration of the Notes, the date of such acceleration, and shall end 179 days thereafter (unless such Payment Blockage period shall be earlier terminated). In no event will a Payment Blockage Period extend beyond 179 days from the date the payment on the Notes was due. Not more than one Payment Blockage Period with respect to the Notes may be commenced during any period of 360 consecutive days. No event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Significant Senior Indebtedness initiating such period shall be, or be made, the basis for the commencement of a second Payment Blockage Period by the representative for or the holders of such Significant Senior Indebtedness whether or not within a period of 360 consecutive days. (Section 10.02)

  As a result of the subordination provisions described above, in the event of insolvency of the Company, creditors of the Company who are not holders of Senior Indebtedness may recover less ratably than holders of Senior Indebtedness and may recover more ratably than holders of the Notes and the Company may be unable to make all payments due under the Notes.

  As of October 30, 1993, after giving effect to the issuance of the Notes and the application of the net proceeds therefrom, the aggregate amount of Senior Indebtedness outstanding would have been $8.3 million. In the future, the Company may issue additional Senior Indebtedness to refinance existing indebtedness or for other corporate purposes. See "--Certain Covenants-- Limitation on Additional Indebtedness and New Operating Leases."

CERTAIN COVENANTS

  Limitation on Additional Indebtedness and New Operating Leases. The Company may not, and may not permit any of its Subsidiaries to, Incur, directly or indirectly, any Indebtedness (including Acquired Indebtedness) or enter into any New Operating Lease, unless the Consolidated Fixed Charge Coverage Ratio for the Reference Period, determined on the date of issuance of such Indebtedness or the date of execution of such New Operating Lease, as the case may be, and after giving effect to: (i) Incurrence of such Indebtedness and (if applicable) the application of the Net Proceeds thereof to refinance other Indebtedness as if such Indebtedness was issued and the application of such Net Proceeds occurred at the beginning of the Reference Period; (ii) Incurrence and retirement of any other Indebtedness since the last day of the most recent fiscal quarter of the Company contained in the Reference Period as if such Indebtedness was Incurred or retired at the beginning of the Reference Period; and (iii) the execution of such New Operating Lease and any other New Operating Leases executed since the last day of the most recent fiscal quarter of the Company contained in the Reference Period as if such New Operating Lease and any such other New Operating Leases were executed at the beginning of the Reference Period (it being understood that, for purposes of determining the Consolidated Fixed Charge Coverage Ratio, New Operating Lease payments shall be included in Consolidated Operating Lease Payments), is equal to or greater than the ratio of 2.0 to 1.0. (Section 4.06)

  Notwithstanding the preceding paragraph, the Company and the Subsidiaries may Incur Permitted Indebtedness. (Section 4.06)

  Limitation on Restricted Payments. The Company may not, and may not permit any Subsidiary, directly or indirectly, to (i) declare or pay any dividend or make any distribution in respect of the Company's or any Subsidiary's Capital Stock or to the direct or indirect holders of the Company's or any Subsidiary's Capital Stock (except dividends or distributions payable solely in the Company's Non-Convertible Capital Stock or in options, warrants or other rights to purchase the Company's Non-Convertible Capital Stock and except dividends or distributions payable from a Subsidiary to the Company or a Wholly Owned Subsidiary which is a Guarantor), (ii) purchase, redeem or otherwise acquire or retire for value, any Capital Stock of the Company or any Subsidiary, (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness of the Company or any Indebtedness of a Subsidiary (other than Guarantor Senior Indebtedness and other than the Company's 14.25% Subordinated Debentures due 2000) or (iv) make any Investment in any Subsidiary (except for prepayments of leases of underperforming or nonutilized convenience stores in the ordinary course of business), the Non-Recourse Subsidiary (except as permitted by clause (iii) of "--Limitations on Investments" below) or any other Affiliate of the Company (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment being hereinafter referred to as a "Restricted Payment"), unless: (A) no Default or Event of Default will have occurred and be continuing at the time or as a consequence of such Restricted Payment; (B) at the time of such Restricted Payment, the Company could incur an additional $1.00 of Indebtedness (not including Permitted Indebtedness) under the covenant described under "Limitation on Additional Indebtedness"; and (C) such Restricted Payment, together with the aggregate of all other Restricted Payments made since May 1, 1993 would not exceed the sum of (x) 50% of Consolidated Net Income (or if Consolidated Net Income is a deficit minus 100% of such deficit) accrued on a cumulative basis from May 1,

1993 to the end of the most recent fiscal quarter ending prior to the date of such proposed Restricted Payment, calculated on a cumulative basis as if such period were a single accounting period; (y) the aggregate Net Proceeds received by the Company from any Person (other than a Subsidiary and the Non-Recourse Subsidiary) subsequent to the Issue Date (1) as a result of the issuance of Capital Stock of the Company (other than Redeemable Stock or Exchangeable Stock) or (2) as a result of a capital contribution from its shareholders, but, with respect to any proceeds received by the Company from an employee stock ownership plan that Incurs any Indebtedness, only to the extent that any such proceeds are equal to any increase in the Consolidated Net Worth of the Company resulting from principal repayments made by such employee stock ownership plan with respect to the Indebtedness Incurred by it to finance the purchase of such Capital Stock; and (z) the amount by which Indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary) subsequent to the Issue Date of any Indebtedness of the Company convertible into or exchangeable for Capital Stock (other than Redeemable Stock or Exchangeable Stock) of the Company. (Section 4.07)

  The foregoing provisions do not prohibit (i) the payment of any dividend in respect of the Company's or any Subsidiary's Capital Stock within 60 days after the date of declaration thereof, if on such date of declaration such payment complied with the provisions of the Indenture and provided that at the time of payment no other Default or Event of Default has occurred and is continuing;
(ii) the purchase, redemption, acquisition or retirement of any Indebtedness with the Incurrence of Refinancing Indebtedness permitted under "Limitation on Additional Indebtedness and New Operating Leases"; (iii) any dividend on shares of the Company's or any Subsidiary's Capital Stock payable in shares of the Company's or such Subsidiary's Capital Stock (other than Redeemable Stock or Exchangeable Stock); and (iv) an Investment by the Company in a Wholly-Owned Subsidiary which is a Guarantor or a Person who will become a Wholly-Owned Subsidiary which is a Guarantor as a result of such Investment. (Section 4.07)

  Limitation on Investments. The Company may not, and may not permit any Subsidiary, directly or indirectly, to make any Investment other than (i) Permitted Investments; (ii) an Investment constituting a Restricted Payment if such Restricted Payment is permitted by the covenant described under "Limitation on Restricted Payments"; or (iii) Investments in the Non-Recourse Subsidiary in an amount not to exceed $2.5 million. (Section 4.08)

  Limitation on Liens. The Company may not, and may not permit any Subsidiary, directly or indirectly, to create, incur, assume or permit to exist any Lien upon any of its or any Subsidiary's property or assets now owned or hereafter acquired, other than Liens that are: (i) outstanding immediately prior to the issuance of the Notes; (ii) Liens securing Indebtedness of a Subsidiary owing to the Company or a Wholly Owned Subsidiary which is a Guarantor; (iii) Liens securing Senior Indebtedness of the Company permitted to be Incurred by the covenant described under "Limitation on Additional Indebtedness and New Operating Leases"; (iv) Permitted Liens; (v) Liens incurred in connection with a Sale-Leaseback Transaction permitted under "Limitation on Sale-Leaseback Transactions"; (vi) Liens on property of a Person existing at the time such Person is acquired by, merged into or consolidated with the Company or any Subsidiary (except to the extent such Liens were incurred in connection with, or in contemplation of, such acquisition, merger or consolidation) which Lien is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or asset of the Person, so acquired; and
(vii) any extension, renewal or replacement (including successive extensions, renewals or replacements) of Liens permitted by any of clauses (i) through (vi) above ("Existing Liens"), so long as (A) the Lien does not extend beyond property or assets of the Company and its Subsidiaries subject to the Existing Lien and improvements and construction on such property or assets, and (B) the Indebtedness secured by the Lien does not exceed the Indebtedness secured at the time by the Existing Lien. (Section 4.09)

  Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries. The Company may not, and may not permit any Subsidiary to, create or otherwise cause or permit to exist or become effective any encumbrance or restriction of any kind which restricts the ability of any such Subsidiary to:
(i) pay dividends or make any other distributions on such Subsidiary's Capital Stock or pay any Indebtedness or other obligation owed to the Company or any Subsidiary, (ii) make any loans or advances to the Company or any

Subsidiary, (iii) guaranty the Notes or any renewals or refinancings thereof or
(iv) transfer any of its property or assets to the Company or any Subsidiary, except, in each case, for such encumbrances or restrictions existing under or by reason of (1) applicable law, (2) the Indenture, (3) customary nonassignment provisions of any lease governing a leasehold interest of the Company or any Subsidiary, (4) any instrument governing Acquired Indebtedness (except to the extent such Indebtedness was Incurred in connection with, or in contemplation of, such acquisition) as in effect at the time of acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, (5) Existing Indebtedness, or (6) permitted Refinancing Indebtedness provided that the encumbrances or restrictions contained in the agreements governing such Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced, as in effect on the Issue Date. (Section 4.10)

  Limitation on Sale-Leaseback Transactions. The Company will not, and will not permit any Subsidiary to, enter into any Sale-Leaseback Transaction unless at least one of the following conditions is satisfied: (i) under the provisions described under "Limitation on Liens" and "Limitation on Additional Indebtedness and New Operating Leases," the Company or a Subsidiary could create a Lien on the property to secure Indebtedness in an amount equal to the Attributable Indebtedness in connection with such Sale-Leaseback Transaction; or (ii) the net proceeds of such Sale-Leaseback Transaction are at least equal to the fair market value of such property as determined in good faith by the Board of Directors of the Company. (Section 4.11)

  Limitation on Sales of Assets. The Company will not, and will not permit any Subsidiary to, directly or indirectly, make any Asset Disposition unless the Company (or such Subsidiary, as the case may be) receives at the time of such Asset Disposition consideration which (x) is paid at least 85% in cash and (y) is at least equal to the fair market value (including the value of all noncash consideration), as determined in good faith by, and evidenced by a resolution of, the Board of Directors, if the consideration to be received by the Company is equal to or greater than $1 million (or, if the consideration to be received by the Company is less than $1 million but greater than $25,000 (except in the case of Asset Dispositions to franchisees in the ordinary course of business), as certified in good faith by two Officers, one of whom shall be the President, in an Officer's Certificate delivered to the Trustee within 30 Business Days following such Asset Disposition (no certificate being required for sales as to which the consideration is $25,000 or less), of the shares and assets subject to such Asset Disposition; provided, however, that the requirement set forth in clause (x) above shall not apply to any sale, lease, sublease, transfer or other disposition of stores to franchisees in the ordinary course of business or of individual underperforming, nonutilized or obsolete assets by the Company or any Subsidiary in the ordinary course of business. Within 210 days from the date of such Asset Disposition (the "Disposition Period"), the Company (or such Subsidiary, as the case may be) may apply all or any portion of the Net Available Cash Proceeds from such Asset Disposition to (x) the prepayment of Senior Indebtedness or (y) an investment in Fixed Assets in the same or substantially similar line of business as the assets that were the subject of such Asset Disposition, provided that, if such Net Available Cash Proceeds are applied to the prepayment of Senior Indebtedness, the related loan commitment, if any, shall be permanently reduced, except that in the event the Company repays revolving loans outstanding under the New Credit Agreement with such Net Available Cash Proceeds, the related loan commitment need not be permanently reduced so long as the Company reborrows the full amount of the amount so prepaid and invests such amount in Fixed Assets in the same or substantially similar line of business as the assets that were the subject of such Asset Disposition within the Disposition Period. Without limiting the lines of business which are considered the same or substantially similar for the purposes hereof, the sale of gasoline, the operation of convenience stores, the franchising of convenience stores, and the manufacturing, processing and distribution businesses currently conducted by the Company will be deemed to qualify as the same or substantially similar lines of business. Notwithstanding the foregoing, if the Company enters into a written agreement within the Disposition Period pursuant to which the Company commits to reinvest such Net Available Cash Proceeds in Fixed Assets in the same or substantially similar line of business as the assets that were the subject of such Asset Disposition, the Company shall be permitted to reinvest such Net Available Cash Proceeds within 90 days from the date of termination of the Disposition Period in accordance with such written agreement. Any Net Available Cash Proceeds from any such Asset Disposition that are not applied or invested as provided in the preceding two sentences shall constitute and be referred to herein as "Excess Proceeds." When
(x) any Excess Proceeds arise from the sale, issuance or other disposition of Capital Stock of a Subsidiary or the Non-Recourse Subsidiary (except to a Wholly Owned Subsidiary which is a Guarantor) or the sale or other disposition of all or substantially all of the assets of a Subsidiary or the Non-Recourse Subsidiary in one transaction or a series of related transactions (except to a Wholly Owned Subsidiary which is a Guarantor) or (y) the aggregate amount of Excess Proceeds from all Asset Dispositions (other than those referred to in clause (x) of this sentence) exceeds $5.0 million, the Company shall make an Offer (as defined in the following paragraph) to purchase Notes pursuant to and subject to the conditions of the following paragraph. Notwithstanding the foregoing, an aggregate of $1.0 million of Net Available Cash Proceeds received by the Company and/or the Subsidiaries in any fiscal year from Asset Dispositions, not involving the sale, issuance or other disposition of Capital Stock of a Subsidiary or the Non-Recourse Subsidiary or the sale or other disposition of all or substantially all of the assets of a Subsidiary or the Non-Recourse Subsidiary, shall not be subject to the covenant described in this paragraph. (Section 4.16)

  In the event of an Asset Disposition that requires the purchase of Notes pursuant to the preceding paragraph, the Company will be required to make an offer for the Notes (an "Offer") and repurchase Notes tendered pursuant thereto in an amount equal to the aggregate amount of Excess Proceeds, at a repurchase price in cash equal to 100% of their principal amount plus accrued interest to the date of repurchase in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. Upon completion of the repurchase, if any, of Notes pursuant to the Offer, the amount of Excess Proceeds shall be reset to zero. If the aggregate repurchase price of Notes tendered pursuant to the Offer is less than the Excess Proceeds allotted to the repurchase of the Notes, the Company may use the remaining Excess Proceeds for general corporate purposes. (Section 3.09)

  Notwithstanding the foregoing, the Company may not, and may not permit any Subsidiary to, directly or indirectly, make any Asset Disposition of any of the Capital Stock of a Subsidiary or the Non-Recourse Subsidiary except pursuant to an Asset Disposition of all of the Capital Stock of such Subsidiary or the Non-Recourse Subsidiary. (Section 4.16)

  Limitation on Transactions with Affiliates. The Company will not, and will not permit any Subsidiary to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company or of any Subsidiary (other than a Wholly Owned Subsidiary which is a Guarantor) on terms that are less favorable to the Company or such Subsidiary, as the case may be, than those which might be obtained at the time of such transaction from unrelated third parties. This provision will not prohibit the payment of reasonable and customary directors' fees to directors who are not employees of the Company or the payment of reasonable compensation to employees of the Company in the ordinary course of business. Without in any way limiting the foregoing restriction, the Company will not, and will not permit any Subsidiary to, directly or indirectly, enter into or permit to exist any transactions or series of related transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company or of any Subsidiary (other than a Wholly Owned Subsidiary which is a Guarantor) involving aggregate payments in excess of $250,000 unless: (i) a committee of independent members of the Board of Directors of the Company shall approve by resolution certifying that such transaction or series of transactions comply with the first sentence of the covenant described in this paragraph; and (ii) with respect to (A) a transaction or series of transactions involving aggregate payments equal to or greater than $2.0 million, the Company also receives a written opinion from a nationally-recognized investment bank with total assets in excess of $1.0 billion that such transaction or series of transactions is fair to the Company from a financial point of view; or (B) any purchase, sale, lease or exchange of real property or Fixed Assets involving aggregate payments equal to or greater than $2.0 million, in lieu of the opinion referred to in clause (A), at the option of the Company, the Company also receives an opinion from a qualified appraisal company, that the value of the property sold, purchased, leased or exchanged by the Company or any Subsidiary is substantially equal to (or more favorable to the Company than) the value of the consideration provided by or to the Company, as the case may be, in respect thereof. (Section 4.12)

  Limitation on Other Senior Subordinated Indebtedness. The Company will not incur any Indebtedness which is senior in right of payment to the Notes and is subordinate or junior in right of payment to the Company's Senior Indebtedness. In addition, the Indenture provides that no Guarantor will incur any Indebtedness which is senior in right of any payment to such Guarantor's obligations under its Guarantee and the Indenture and which is subordinate or junior in right of payment to Guarantor Senior Indebtedness of such Guarantor. (Section 4.13)

  Additional Guarantors. If the Company or any Subsidiary makes any Investment having a fair market value exceeding $1,000, in one or a series of related transactions, in any Subsidiary which is not a Guarantor, or any Subsidiary which is not a Guarantor holds property or assets (including, without limitation, cash, businesses, divisions, real property, assets or equipment) having a fair market value exceeding $1,000, the Company shall cause such Subsidiary to (i) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Subsidiary shall unconditionally guarantee all of the Company's obligations under the Notes and the Indenture on the terms set forth in the Indenture and
(ii) deliver to the Trustee an Opinion of Counsel that such supplemental indenture has been duly executed and delivered by such Subsidiary. Thereafter, such Subsidiary shall be a Guarantor for all purposes of the Indenture (Section 4.14)

  Use of Proceeds. The proceeds of the Notes will be used by the Company in the manner described in this Prospectus. No part of such proceeds will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock. Neither the issuance of any Note nor the use of the proceeds thereof will violate or be inconsistent with the provisions of Regulations G, T, U or X of the Board of Governors of the Federal Reserve System. (Section 4.15)

  SEC Reports. The Company and each Guarantor will file with the Trustee and provide the holders of Notes, within 15 days after it files them with the Commission, copies of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which the Company or any Guarantor is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall continue to file with the Commission and provide the Trustee and the holders of Notes with such annual reports and such information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which are specified in Sections 13 or 15(d) of the Exchange Act. The Company and each Guarantor also shall comply with the provisions of Section 314(a) of the TIA. (Section 4.02)

SUCCESSOR COMPANY

  Subject to the provisions set forth in the fourth paragraph under "Guarantees" below, neither the Company nor any Guarantor may consolidate with or merge with or into, or sell, convey, transfer or lease all or substantially all of its assets (either in one transaction or a series of transactions) to, any Person unless: (i) the Person formed by or surviving such consolidation or merger (if other than the Company or such Guarantor, as the case may be), or to which such sale, conveyance, transfer or lease shall have been made is organized and existing under the laws of the United States of America or any State thereof or the District of Columbia and such entity expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company or such Guarantor, as the case may be, under the Notes or the Guarantees, as the case may be, and the Indenture; (ii) immediately prior to and after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of such Person or any Subsidiary (including any Guarantor) as a result of such transaction as having been incurred by such Person or such Subsidiary (including any Guarantor) at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; (iii) except with respect to consolidations, mergers, sales, conveyances, transfers and leases between Guarantors, immediately after giving effect to such transaction, on a pro forma basis, such Person would be able to incur an additional $1.00 of Indebtedness (other than Permitted Indebtedness) under "--Certain Covenants--Limitation on

Additional Indebtedness and New Operating Leases;" (iv) if the Company is a party to such consolidation, merger, sale, conveyance, transfer and lease, immediately after giving effect to such transaction, on a pro forma basis, such Person has Consolidated Net Worth in an amount which is not less than the Consolidated Net Worth of the Company immediately prior to such transaction;
(v) if such Guarantor is a party to such consolidation, merger, sale, conveyance, transfer or lease, immediately after giving effect to such transaction, on a pro forma basis, the Company has Consolidated Net Worth in an amount which is not less than its Consolidated Net Worth immediately prior to such transaction; and (vi) the Company, or such Guarantor, as the case may be, delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, conveyance, transfer or lease and such supplemental indenture comply with the Indenture. Such Person will be the successor Company, or a successor Guarantor, as the case may be, but in the case of a sale, conveyance, transfer or lease of all or substantially all of the assets of the Company or Guarantor, (i) the predecessor Company will not be released from its obligation to pay the principal of, premium, if any, and interest on the Notes, and (ii) the predecessor Guarantor will not be released from its obligation under its Guarantee. (Section 5.01)

DEFAULTS

  An Event of Default is defined in the Indenture as: (i) default for 30 days in the payment of interest on any Note when due; (ii) default in the payment of principal of, or premium, if any, on any Note when due at its Stated Maturity, upon redemption, upon required repurchase, upon declaration or otherwise, including, without limitation, the failure to repurchase Notes when required as described under "Change of Control" and "--Certain Covenants--Limitation on Sale of Assets" above; (iii) default in the performance of, or failure to comply with, any other covenant or agreement contained in the Notes or the Indenture for a period of 30 days after written notice by the Trustee or holders of at least 25% of the aggregate principal amount of Notes outstanding;
(iv) the failure of the Company, any of its Subsidiaries (including any Guarantor) or the Non-Recourse Subsidiary to pay the principal of any Indebtedness with a principal amount then outstanding in excess of $500,000, individually or in the aggregate, when the same becomes due and payable at final maturity and such failure shall continue after any applicable grace period specified in the agreement relating to such Indebtedness; or a default on any such Indebtedness which results in such Indebtedness becoming due and payable prior to its Stated Maturity; (v) certain events of bankruptcy, insolvency or reorganization of the Company, a Subsidiary (including any Guarantor) or the Non-Recourse Subsidiary; (vi) any judgment or decree for the payment of money in excess of $500,000 (to the extent not covered by insurance) is rendered against the Company, a Subsidiary (including any Guarantor) or the Non-Recourse Subsidiary and is not discharged and either (A) an enforcement proceeding has been commenced by a creditor upon such judgment or decree or (B) there is a period of 45 days following such judgment or decree during which such judgment or decree is not discharged, waived or the execution thereof stayed; (vii) any of the Guarantees shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect, or any Guarantor, or any person acting by or on behalf of any Guarantor, shall deny or disaffirm its obligations under its Guaranty; (viii) failure by the Company or any Subsidiary to comply with the restrictions set forth under "Successor Company" or "Certain Covenants--Limitations on Sales of Assets" above; or (ix) failure by the Company to comply with the covenant described under "Use of Proceeds." (Section 6.01)

  If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company, a Subsidiary (including any Guarantor) or the Non-Recourse Subsidiary occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be immediately due and payable. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences. (Section 6.02)

  Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture, the Guarantees or the Notes unless (i) such holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in aggregate principal amount of the Notes have requested the Trustee to pursue the remedy,
(iii) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity and (v) the holders of a majority in aggregate principal amount of the Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability. (Sections 4.03, 6.05, 6.06 and 7.01)

  The Indenture provides that if a Default occurs and is continuing and is known to an officer in the Corporate Trust Department of the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 60 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust officers determines that withholding notice is in the interest of the holders of the Notes. In addition, the Company is required to deliver to the Trustee, within 90 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 10 days after it obtains knowledge thereof, written notice of any event which would constitute a Default, its status and what action the Company is taking or proposes to take in respect thereof. (Sections 6.02, 7.05 and 7.06)

GUARANTEES

  The principal of, premium (if any) and interest on the Notes and all other amounts payable by the Company under the Indenture are unconditionally guaranteed on a senior subordinated basis, jointly and severally, by the Guarantors. All payments pursuant to the Guarantees by each Guarantor are (i) subordinated in right of payment to the prior payment in full of all Guarantor Senior Indebtedness, to the same extent and manner that all payments pursuant to the Notes are subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Company and (ii) senior in right of payment to all Guarantor Subordinated Indebtedness. It is anticipated that all of the Guarantors will also guarantee the Company's obligations under the New Credit Agreement, and the Company will pledge all of the issued and outstanding shares of Capital Stock of the Guarantors to secure Indebtedness outstanding under the New Credit Agreement. As of October 30, 1993 after giving effect to the issuance of the Notes and the application of the net proceeds therefrom, Guarantors as a group would have had outstanding Guarantor Senior Indebtedness of approximately $8.5 million. In the future, the Guarantors may issue additional Guarantor Senior Indebtedness. See "--Certain Covenants--Limitation on Additional Indebtedness and New Operating Leases." (Section 11.02)

  The obligations of each Guarantor in respect of its Guarantee are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Guarantor in respect of its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under its Guarantee shall be entitled to a contribution from each other Guarantor in an amount pro rata, based on the net assets of each Guarantor, determined in accordance with GAAP. (Section 11.05)

  Separate financial statements of the Guarantors are not included herein because each is jointly and severally liable with respect to the Company's obligations under the Notes and the Indenture, and the operations of the Non-Recourse Subsidiary are inconsequential to the operations of the Company on a consolidated basis.

  In the event of a sale or other disposition of all or substantially all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or all of the Capital Stock of any Guarantor, then such Guarantor (in the event of a sale or other disposition of all of the Capital Stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition by way of a merger, consolidation or otherwise of all or substantially all of the assets of such Guarantor) shall be released and relieved of its obligations under its Guarantee provided that (i) after giving effect thereto, no Event of Default shall have occurred and be continuing; (ii) the Company shall apply the Net Available Cash Proceeds of such sale or other disposition in accordance with the covenant described under "--Certain Covenants--Limitation on Sales of Assets"; and (iii) such Guarantor has been unconditionally and fully released in writing from all obligations under guarantees of other Indebtedness of the Company, each Subsidiary and the Non-Recourse Subsidiary (including, without limitation, Indebtedness under the New Credit Agreement). (Section 11.03)

AMENDMENT, SUPPLEMENT, WAIVER

  Subject to certain exceptions, the Indenture may be amended or supplemented with the consent of the holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note, no amendment or waiver may, among other things, (i) reduce the amount of Notes whose holders must consent to an amendment or waiver, (ii) reduce the interest rate of or extend the fixed maturity of any Note, (iii) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed, (iv) make any Note payable in currency other than that stated in the Note, (v) impair the right of any holder of the Notes to receive payment of principal and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes, (vi) impair any provisions relating to security for or guarantees with respect to the Notes, (vii) make any change in the subordination provisions of the Indenture, the Notes or the Guarantees that adversely affects the rights of any holder of Notes, or (viii) make any change in the amendment or waiver provisions which require the consent of each holder of Notes. (Section 9.02)

  Neither the Company nor any Subsidiary shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.
(Section 4.22)

  Without the consent of any holder of the Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company and the Guarantor, as the case may be, under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add additional guarantees of the Notes, to add security for the Notes, to add to the covenants of the Company for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder of the Notes or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the TIA. (Section 9.01)

  The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. (Section 9.02)

  After an amendment under the Indenture becomes effective, the Company is required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes or any defect therein, will not impair the validity of the amendment. (Section 9.02)

TRANSFER

  The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges. (Section 2.06)

SATISFACTION AND DISCHARGE

  The Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture upon compliance with certain enumerated conditions, including the Company having paid or duly provided for the payment of all sums payable by the Company under the Indenture and having delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating that there has been compliance with all conditions precedent relating to such satisfaction and discharge. (Section 8.01)

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  Legal Defeasance. In addition, the Indenture provides that the Company may defease and be discharged from its obligations in respect of the Notes (except for certain obligations to register the transfer, substitution or exchange of Notes, to replace stolen, lost or mutilated Notes, rights of the Holders to receive payments of principal of and interest on the Notes, and rights of the Holders of the Notes as beneficiaries of the Indenture with respect to the property so deposited with the Trustee payable to all or any of them and to maintain an office or agency for payments on and registration of transfer of the Notes and the rights, obligations and immunities of the Trustee), if the Company or any Guarantor has irrevocably deposited with the Trustee, in trust for such purpose, (a) money in an amount, (b) U.S. government securities which through the payment of principal and interest in accordance with their terms will provide money in an amount, or (c) a combination thereof, sufficient in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of (and premium, if any) and interest on the outstanding Notes at maturity or upon redemption, together with all other amounts payable by the Company under the Indenture. Such defeasance will become effective 91 days after such deposit and only if, among other things, (a) no Default or Event of Default with respect to the Notes has occurred and is continuing on the date of such deposit or occurs as a result of such deposit or at any time during the period ending on the 91st day after the date of such deposit; (b) such defeasance does not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or such Guarantor is a party or by which it is bound; (c) the Company or such Guarantor, as the case may be, has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to a defeasance have been complied with; and (d) the Company or any Guarantor, as the case may be, has delivered to the Trustee (i) either a private Internal Revenue Service ruling or an Opinion of Counsel based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law that holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax with respect to the Notes on the same amount, in the same manner, and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, and (ii) an Opinion of Counsel to the effect that (A) the deposit shall not result in the Company, the Trustee or the trust being deemed to be an "investment company" under the Investment Company Act of 1940, as amended, and (B) such deposit creates a valid trust in which the holders of the Notes who are not "insiders" for purposes of any bankruptcy law have the sole beneficial ownership interest or that the holders of the Notes have a non-avoidable first priority security interest in such trust. Notwithstanding the foregoing, the Company's obligations to pay principal, premium, if any, and interest on the Notes, and the Guarantors' obligations under the Guarantees and the Indenture, shall continue until the Internal Revenue Service ruling or Opinion of Counsel referred to in clause (i) above is provided with regard to and without reliance upon such obligations continuing to be obligations of the Company and the Guarantors, respectively. (Section 8.01)

  Covenant Defeasance. The Company will be released from its obligations with respect to certain covenants contained in the Indenture, including, without limitation, those described under "Certain Covenants," and any failure to comply with such covenants will not be an Event of Default, if (a) the Company deposits or causes to be deposited with the Trustee in trust an amount of cash or U.S. government securities sufficient to pay and discharge when due the entire unpaid principal, premium, if any, and interest on all outstanding Notes and (b) certain other conditions are met. The obligations of the Company under the Indenture with respect to the Notes, other than with respect to the covenants and Events of Defaults referred to above, will remain in full force and effect. (Section 8.01)

CONCERNING THE TRUSTEE

  Society National Bank is to be the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes. (Section 2.03)

  The Trustee is a creditor of the Company and certain of the Guarantors, and is anticipated to be a lender under the New Credit Agreement. The Indenture contains certain limitations on the rights of the Trustee as a creditor of the Company and the Guarantors. The Indenture restricts the rights of the Trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Indenture), it must eliminate such conflict or resign.

GOVERNING LAW

  The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby. (Section 12.09)

CERTAIN DEFINITIONS

  Set forth below are certain of the defined terms used in the Indenture (Section 1.01)

  "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Subsidiary (or such Person is merged into the Company or a Subsidiary) or assumed in connection with the acquisition of properties or assets from any such Person and not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition.

  "Acquired Operating Lease" means any Operating Lease of a Person existing at the time such Person becomes a Subsidiary (or such Person is merged into the Company or a Subsidiary) or assumed in connection with the acquisition of properties or assets from any such Person after the Issue Date and not entered into in connection with, or in contemplation of, such Person becoming a Subsidiary or in contemplation of such acquisition, and includes any replacements or renewals of any such Operating Lease.

  "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. A specified Person beneficially owning 30% or more of the voting power of the Voting Stock of a corporation will be presumed to control such corporation unless another Person beneficially owns more Voting Stock than such specified Person beneficially owns and such other Person has actual control. Notwithstanding the foregoing, the term Affiliate shall not include any Wholly Owned Subsidiary which is a Guarantor but shall include the Non-Recourse Subsidiary.

  "Asset Disposition" means any sale, lease, sublease, transfer, issuance or other disposition (or series of related sales, leases, subleases, transfers, issuances or dispositions) of shares of Capital Stock of the Company, any Subsidiary or the Non-Recourse Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition"), by the Company, any Subsidiary or the Non-Recourse Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (other than (i) a disposition of inventory at not less than fair market value in the ordinary course of business, (ii) a disposition of obsolete assets in the ordinary course of business, (iii) a sale or issuance of Capital Stock of the Company which is not Exchangeable Stock,
(iv) sales of individual assets in the ordinary course of business having a fair market value less than, and for consideration less than, $5,000, (v) any disposition of assets of the Non-Recourse Subsidiary not constituting, together with any related dispositions by the Non-Recourse Subsidiary, a sale of all or substantially all of the assets of the Non-Recourse Subsidiary, and (vi) any disposition to a Wholly Owned Subsidiary which is a Guarantor).

  "Attributable Indebtedness" in respect of a Sale-Leaseback Transaction means, as at the time of the Sale-Leaseback Transaction, the greater of (i) the fair value of the property subject to such arrangement (as determined in good faith by the Board of Directors) or (ii) the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such arrangement (including any period for which such lease has been extended).

  "Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness multiplied by the amount of such principal payment by (ii) the sum of all such principal payments.

  "beneficial owner" has the meaning ascribed thereto in Rules 13d-3 and 13d-5 promulgated by the Commission under the Exchange Act, except that a person shall be deemed to be the beneficial owner of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time; and the terms "beneficial ownership" and "beneficially owns" have meanings correlative to the foregoing.

  "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

  "Capital Lease Obligations" of a Person means any obligation which is required to be classified and accounted for as a capital lease on the face of a balance sheet of such Person prepared in accordance with GAAP; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with GAAP; and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

  "Capital Stock" means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock, including any Preferred Stock.

  "Code" means the Internal Revenue Code of 1986, as from time to time amended.

  "Consolidated Fixed Charge Coverage Ratio" of the Company for any period means the ratio, on a pro forma basis, of (i) the sum of Consolidated Net Income, Consolidated Fixed Charges and Consolidated Tax Expense, plus depreciation, and without duplication, all amortization, in each case, for such period, of the Company and its subsidiaries (other than the Non-Recourse Subsidiary) on a consolidated basis, as determined in accordance with GAAP, to
(ii) Consolidated Fixed Charges; provided, that in calculating Consolidated Fixed Charges on a pro forma basis, any Indebtedness bearing a floating interest rate shall be computed as if the rate in effect on the date of computation has been the applicable rate for the entire period and the aggregate amount of available commitments under any revolving credit facility (excluding any letter of credit facility) of the Company or any Subsidiary will be deemed to be outstanding.

  "Consolidated Fixed Charges" of the Company means, for any period, the sum of: (i) the aggregate amount of interest which, in conformity with GAAP, would be set opposite the caption "interest expense" or any like caption on an income statement for the Company and its subsidiaries (other than the Non-Recourse Subsidiary) on a consolidated basis (including, without limitation, imputed interest included on Capital Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with any Interest Rate Agreement, foreign currency exchange agreement, option or futures contract or other similar agreement or arrangement relating to interest rates or foreign exchange rates); (ii) an amount equal to one-third of Consolidated Operating Lease Payments; and (iii) dividends on Preferred Stock of the Company or a Subsidiary held by Persons other than the Company or a Wholly Owned Subsidiary which is a Guarantor. For purposes of clause (iii) of the preceding sentence, dividends shall be deemed to be an amount equal to the actual dividends paid divided by one minus the applicable combined federal, state and local income tax rate of the Company (expressed as a decimal), on a consolidated basis, for the fiscal year immediately preceding the date of the transaction giving rise to the need to calculate Consolidated Fixed Charges.

  "Consolidated Net Income" means, for the Company for any period, the net income of the Company and its subsidiaries (other than, except as expressly provided below, the Non-Recourse Subsidiary) determined on a consolidated basis in accordance with GAAP; however, there will not be included in such Consolidated Net Income: (i) subject to clause (iv) below, any net income of the Non-Recourse Subsidiary or any Person which is not a Subsidiary, except that (A) the Company's equity in the net income of the Non-Recourse Subsidiary or any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by the Non-Recourse Subsidiary (including as a result of sales by the Non-Recourse Subsidiary of Capital Stock pledged or delivered by borrowers who are franchisees of convenience stores of the Company or any Subsidiary) or any such Person during such period to the Company or a Guarantor as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Guarantor, to the limitations contained in clause (iii) below) and (B) the Company's equity in a net loss of the Non-Recourse Subsidiary or any such Person for such period shall be included in determining such Consolidated Net Income, (ii) any net income (but not net loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition; (iii) any net income of any Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Subsidiary, directly or indirectly, to the Company, except that (A) the Company's equity in the net income of any such Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Subsidiary during such period to the Company or a Guarantor as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Subsidiary for such period shall be included in determining such Consolidated Net Income; (iv) any gain (but not loss) realized upon the sale or other disposition of any property, plant or equipment of the Company or its consolidated subsidiaries (including the Non-Recourse Subsidiary and including pursuant to any Sale-Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Person (except for sales by the Non-Recourse Subsidiary of Capital Stock pledged or delivered by borrowers who are franchisees of convenience stores of the Company or any Subsidiary up to the aggregate amount of cash actually distributed by the Non-Recourse Subsidiary during such period to the Company or a Guarantor as a dividend or other distribution); (v) any gains or losses from currency exchange transactions not in the ordinary course of business consistent with past practice; (vi) any gains (but not losses) attributable to any extraordinary items; (vii) all extraordinary expenses, including as a result of the write-off of deferred loan costs in connection with the application of the proceeds from the sale of the Notes; (viii) the amount of any premium payable on the Company's 14.25% Subordinated Debentures Due 2000 as a result of prepayment of such Debentures with the proceeds of the Notes in accordance with the Prospectus; and (ix) the cumulative effect of a change in accounting principles.

  "Consolidated Net Worth" of any Person means the total of the amounts shown on the balance sheet of such Person and its consolidated subsidiaries (including, with respect to the Company, the Non-Recourse Subsidiary), determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of such Person ending prior to the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all outstanding Capital Stock of such Person plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit, (B) any amounts attributable to Redeemable Stock (only to the extent such amounts shall be due prior to the final maturity of the Notes) and (C) any amounts attributable to Exchangeable Stock.

  "Consolidated Operating Lease Payments" means for any Reference Period: (i) the aggregate amount of all rents paid or payable (net of sublease income) by the Company or any of its consolidated subsidiaries (other than the Non-Recourse Subsidiary) under all Operating Leases of the Company or any of its consolidated subsidiaries, all as determined in accordance with GAAP; (ii) less $2.5 million.

  "Consolidated Tax Expense" means, for the Company for any period, the provision (benefit) for taxes based on income and profits (or losses) of the Company and its subsidiaries (other than the Non-Recourse Subsidiary) on a consolidated basis to the extent such income or profits (or losses) were included in computing Consolidated Net Income of the Company for such period.

  "Default" means any event which is, or after notice or passage of time, or both, would be, an Event of Default.

  "Excess Proceeds" has the meaning set forth in "Certain Covenants--Limitation on Sales of Assets."

  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  "Exchangeable Stock" means any Capital Stock which is exchangeable or convertible into another security (other than Capital Stock of the Company which is neither Exchangeable Stock nor Redeemable Stock).

  "Existing Indebtedness" means Indebtedness of the Company and each Subsidiary in existence on the Issue Date.

  "FINOP" means Financial Opportunities, Inc., a Kentucky corporation, licensed as an SBIC by the SBA, all of the Capital Stock of which is owned by the Company or a Wholly-Owned Subsidiary.

  "Fixed Assets" means assets of the Company, a Subsidiary or a Non-Recourse Subsidiary which are "fixed assets", as defined in accordance with GAAP.

  "Franchise Agreements" means franchise agreements entered into by the Company or any Subsidiary in the ordinary course of business in connection with the franchising of the Company's convenience retail stores.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are applicable as of the date of determination; provided, however, that these definitions and all ratios and calculations contained in the covenants described under "Certain Covenants-- Limitation on Restricted Payments," "Certain Covenants--Limitation on Additional Indebtedness and New Operating Leases," "Certain Covenants-- Limitation on Sale-Leaseback Transactions," and "Certain Covenants--Limitation on Sales of Assets" shall be determined in accordance with GAAP as in effect and applied by the Company on the Issue Date, consistently applied.

  "Guarantee" means the guarantee by a Guarantor of the Company's obligations under the Notes.

  "Guarantor" means each Subsidiary executing a signature page to the Indenture on the Issue Date and any Person who becomes a Guarantor as provided in the covenant described under "Certain Covenants--Additional Guarantors," and any of their respective successors or assigns.

  "Guarantor Senior Indebtedness" means all Indebtedness of the specified Guarantor under: (i) its guarantee of the Company's obligations under the New Credit Agreement; and (ii) all additional Indebtedness that is permitted to be incurred by such Guarantor under the Indenture that is not by its terms subordinated to or pari passu with the obligations of such Guarantor under its Guarantee (it being understood that Indebtedness permitted to be incurred by such Guarantor under the Indenture that is not by its terms subordinated to or pari passu with the obligations of such Guarantor under its Guarantee shall not in any event constitute Guarantor Senior Indebtedness if such Indebtedness is subordinated by its terms to any other Indebtedness that constitutes Guarantor Senior Indebtedness). Notwithstanding anything to the contrary in the foregoing, Guarantor Senior Indebtedness shall not include (w) any liability of such Guarantor for state, local or other taxes, (x) any Indebtedness between or among such Guarantor, the Company, any other Subsidiary or the Non-Recourse Subsidiary, (y) any Indebtedness of such Guarantor incurred for the purchase of goods or materials or for services obtained in the ordinary course of business,
(z) the Company's 14.25% Subordinated Debentures Due 2000. (Section 11.01)

  "Guarantor Subordinated Indebtedness" means, with respect to a specified Guarantor, any Indebtedness of such Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Guarantee of such Guarantor.

  "Incurrence" means the incurrence, creation, assumption, issuance, guarantee of the payment of, or in any other manner becoming liable with respect to, the payment of, any Indebtedness. "Incur" and "Incurred" shall have a comparable meaning.

  "Indebtedness" means, with respect to any Person, without duplication, (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments (including purchase money obligations) for payment of which such Person is responsible or liable; (ii) all Capital Lease Obligations of such Person; (iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance, note purchase facility or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (v) all obligations of the type referred to in clauses (i) through (iv) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable as obligor, guarantor or otherwise; (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; (vii) Redeemable Stock of such Person; and (viii) with respect to the Company or any Subsidiary, Preferred Stock of any Subsidiary (other than Preferred Stock held by the Company or any Wholly Owned Subsidiary which is a Guarantor); provided, however, that Indebtedness will not include endorsements of negotiable instruments for collection in the ordinary course of business.

  "Interest Rate Agreement" means the obligation of any Person pursuant to any interest rate swap agreement, interest rate collar agreement, currency exchange agreement or other similar agreement or arrangement entered into by such Person in the ordinary course of business.

  "Investment" in any Person means any loan or advance to, any acquisition of Capital Stock of, equity interest in, obligation or other security of, or capital contribution to or other investment in, such Person.

  "Issue Date" means the date on which the Notes are originally issued.

  "Lien" means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give any security interest in and any filing or other agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

  "Net Available Cash Proceeds" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form) therefrom, in each case net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition, and in each case net of all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition, and net of all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition.

  "Net Proceeds" means, with respect to a specified transaction, total cash proceeds net of all customary legal expenses, commissions and other fees and expenses incurred and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of, and in connection with, such transaction.

  "New Credit Agreement" means the Credit Agreement dated as of             ,
1994, among the Company, Fleet Bank, National Association and Society National Bank, as such agreement may be amended, supplemented or otherwise modified from time to time and any agreement evidencing any refunding, replacement, refinancing or renewal, in whole or in part, of the Indebtedness permitted to be borrowed thereunder on the date of execution thereof.

  "New Operating Leases" means Operating Leases entered into by the Company or any of its consolidated subsidiaries (other than the Non-Recourse Subsidiary) following the Issue Date for the purpose of leasing real property, gasoline equipment or other equipment in connection with the operation of retail convenience stores not owned, operated or franchised by the Company or any of its consolidated subsidiaries on or prior to the Issue Date; provided, however, that the term New Operating Leases shall not be deemed to include Acquired Operating Leases.

  "Non-Convertible Capital Stock" means, with respect to any corporation, any nonconvertible Capital Stock of such corporation and any Capital Stock of such corporation convertible solely into nonconvertible common stock of such corporation which is not Redeemable Stock or Exchangeable Stock; provided, however, that Non-Convertible Capital Stock does not include any Redeemable Stock or Exchangeable Stock.

  "Non-Recourse Subsidiary" means FINOP, provided that:

    (a) no portion of FINOP's Indebtedness or any of its other obligations (contingent or otherwise), (i) is guaranteed by the Company or any Subsidiary, (ii) is recourse to or obligates the Company or any Subsidiary in any way or (iii) subjects any property or asset of the Company or any Subsidiary, directly or indirectly, contingently or otherwise, to satisfaction thereof;

    (b) neither the Company nor any Subsidiary has any contract, agreement, arrangement, understanding with FINOP or is subject to an obligation of any kind, written or oral, other than on terms no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

    (c) neither the Company nor any Subsidiary has any obligation (i) to subscribe for additional shares of Capital Stock or other equity interests of FINOP or (ii) to maintain or preserve FINOP's financial condition or to cause FINOP to achieve certain levels of operating results;

    (d) FINOP continues to be an SBIC, regulated and licensed as such by the SBA, and performs no activities or engages in no business other than as an SBIC;

    (e) FINOP maintains a bank account or accounts separate from those of the Company and each Subsidiary and does not otherwise commingle its funds or any other properties or assets with those of the Company or any Subsidiary;

    (f) the Board of Directors of FINOP contains at least one independent director who is not an officer, director, employee, shareholder (other than a shareholder owning less than 1% of the outstanding Capital Stock of any class of the Company's or any Subsidiary's Capital Stock) or Affiliate of the Company or any Subsidiary; and

    (g) the sum of Indebtedness and aggregate liquidation preference of Preferred Stock of FINOP does not exceed $20 million, unless at the time of the Incurrence of additional Indebtedness or the issuance of Preferred Stock by FINOP, the Consolidated Fixed Charge Coverage Ratio for the Company is equal to or greater than 2.0 to 1.0.

  At the time FINOP ceases to meet any of the requirements set forth above for characterization as the Non-Recourse Subsidiary, FINOP shall be deemed to be a Subsidiary for all purposes of the Indenture if, at such time, it is properly characterized as such in accordance with the definition of "Subsidiary" set forth below.

  "Officer" means with respect to any corporation, the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Treasurer or the Secretary of such corporation.

  "Officers' Certificate" means a written certificate containing the information specified by the Indenture, signed in the name of the Company, any Guarantor or other obligor on the Notes, as the case may be, by any two of its Officers, and delivered to the Trustee.

  "Operating Lease" shall mean, as applied to any Person, any lease with respect to which such Person is the lessee (including, without limitation, leases which may be terminated by the lessee at any time) of any property (whether real, personal or mixed) which is not a lease which is required to be classified and accounted for as a capital lease on the face of the balance sheet of such Person prepared in accordance with GAAP.

  "Opinion of Counsel" means a written opinion containing information specified by the Indenture rendered by legal counsel who is reasonably acceptable to the Trustee.

  "Permitted Holders" means Frank Colaccino and his Related Parties, or in the event of the death or mental or physical incapacity of Frank Colaccino, any of Gregory Landry, Robert Stein or Mitchell Kupperman and their respective Related Parties.

  "Permitted Indebtedness" means (i) Indebtedness incurred by the Company under the New Credit Agreement as in effect on the Issue Date, provided that such amount shall be permanently reduced by (x) the amount of any revolving loan commitment reductions from time to time effected under the New Credit Agreement, and (y) the amount of any prepayments of such Indebtedness which is not reborrowed and invested as described in the first proviso under "Limitation on Sales of Assets," and provided further that the aggregate amount of all Indebtedness permitted to be outstanding thereunder at any one time shall not exceed $30.0 million and the aggregate amount of Indebtedness evidenced by all letters of credit permitted to be outstanding thereunder (including the outstanding principal amount of any loans advanced for drawings thereunder) at any one time shall not exceed $15.0 million; (ii) guarantees by Subsidiaries of the Company's Indebtedness referred to in clause
(i) of this paragraph; (iii) Existing Indebtedness and Indebtedness represented by the Notes; (iv) Indebtedness issued to repay, refund or refinance Indebtedness of the Company or any Subsidiary permitted under clauses (i), (ii) and (iii) of this paragraph (such Indebtedness being referred to herein as "Refinancing Indebtedness"), provided such Refinancing Indebtedness (a) does not exceed the principal or accreted amount of, (b) ranks in right of payment to the Notes no more than to the same extent as, (c) has an Average Life and Stated Maturity equal to, or greater than, and (d) shall not provide for any mandatory redemption, amortization or sinking fund requirements in an amount greater than or at a time prior to the amounts and times specified with respect to, the Indebtedness so repaid, refunded or refinanced; (v) intercompany Indebtedness permitted by the covenant described under "Limitation on Restricted Payments"; (vi) Indebtedness under Interest Rate Agreements; (vii) guarantees by the Company or any Wholly Owned Subsidiary which is a Guarantor of loans (other than loans made by the Non-Recourse Subsidiary) in the ordinary course of business to franchisees of the Company's or any Subsidiary's convenience retail stores for the purpose of financing costs of equipment, leasehold improvements and/or inventory for such stores pursuant to a Franchise Agreement, provided that the aggregate liability in respect of all such Indebtedness shall not exceed $5.0 million at any one time under this clause
(vii); (viii) Capitalized Lease Obligations of the Company or any Subsidiary for the purpose of purchasing or financing personal computers, equipment, software, supplies and/or other assets necessary for the operation of the Company's POS System, provided that the aggregate liability in respect of all such Indebtedness shall not exceed $6.0 million at any time; (ix) Indebtedness incurred by FINOP at a time when it satisfied the definition of Non-Recourse Subsidiary or (x) Indebtedness not otherwise permitted in an aggregate principal amount not in excess of $7.5 million at any one time outstanding.

  "Permitted Investments" means (a) certificates of deposit with a maturity of one year or less issued by U.S. commercial banks having capital and surplus in excess of $100.0 million; (b) commercial paper with a minimum rating of A1 and/or P1 by Standard & Poor's Corporation and/or Moody's Investors Service, Inc., respectively; (c) direct obligations of the United States or of a United States agency with a maturity of one year or less; and (d) shares of money market mutual or similar funds having assets in excess of $100.0 million.

  "Permitted Liens" means with respect to any Person, (i) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness), utility services or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. Government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent and incurred in the ordinary course of such Person's business,
(ii) Liens determined by law, such as carriers', warehousemen's, mechanics' and bankers' Liens and incurred in the ordinary course of such Person's business,
(iii) Liens for taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings, if adequate reserve, as may be required by GAAP, shall have been made therefor, (iv) Liens in favor of issuers of surety bonds (other than to satisfy any judgment or judgments) issued pursuant to the request of and for the account of such Person in the ordinary course of its business and (v) survey exceptions, encumbrances, easements or reservations of, or rights of others for, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties and incurred in the ordinary course of such Person's business.

  "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

  "POS System" means the automated reporting system to be installed by the Company in certain of its retail convenience stores for the purpose of entering into a central data system maintained by the Company certain information with respect to such stores through the use of personal computers, equipment, software, supplies and/or other assets located at such stores.

  "Preferred Stock" as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

  "Public Equity Offering" means an underwritten public offering of common stock of the Company (other than Redeemable Stock or Exchangeable Stock), pursuant to an effective registration statement filed pursuant to the Securities Act of 1933, as amended.

  "Redeemable Stock" means any Capital Stock that by its terms or otherwise is required to be redeemed prior to the first anniversary of the Stated Maturity of the Notes or is redeemable at the option of the holder thereof any time prior to the first anniversary of the Stated Maturity of the Notes.

  "Reference Period" means, with respect to any computation of the Consolidated Fixed Charge Coverage Ratio, the most recent four fiscal quarters of the Company for which internal financial statements of the Company are available prior to the date of determination of the Consolidated Fixed Charge Coverage Ratio.

  "Registrar" means the office or agency where Notes may be presented for registration of transfer or for exchange.

  "Related Party" with respect to each Permitted Holder means (a) any spouse or immediate family member of such Permitted Holder or (b) any trust, corporation, partnership or other entity, all of the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of Permitted Holders and/or such other Persons referred to in the immediately preceding clause (a).

  "Sale-Leaseback Transaction" means any arrangement relating to property now owned or hereafter acquired whereby the Company or a Subsidiary transfers such property to a Person and leases it back from such Person.

  "SBA" means Small Business Administration or any successor thereto established by the Small Business Act, as amended (15 U.S.C., Section 633), or any successor statute to carry out the policies of that Act.

  "SBIC" means a small business investment company approved by the SBA to operate under the provisions of the Small Business Investment Act of 1958, as amended (15 U.S.C., Section 662) or any successor statute and issued a license as provided in Section 681 of that Act.

  "Senior Indebtedness" means all Indebtedness of the Company under: (i) the New Credit Agreement as in effect on the Issue Date; and (ii) all additional Indebtedness that is permitted under the Indenture that is not by its terms subordinated to or pari passu with the Notes (it being understood that Indebtedness permitted under the Indenture that is not by its terms subordinated to or pari passu with the Notes shall not in any event constitute Senior Indebtedness if such Indebtedness is subordinated by its terms to any other Indebtedness that constitutes Senior Indebtedness). Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness shall not include (w) the Company's 14.25% Subordinated Debentures Due 2000, (x) any liability of the Company, any Subsidiary or the Non-Recourse Subsidiary for state, local or other taxes, (y) any Indebtedness between or among the Company, any Subsidiary or the Non-Recourse Subsidiary, or (z) any Indebtedness of the Company, any Subsidiary or the Non-Recourse Subsidiary incurred for the purchase of goods or materials or for services obtained in the ordinary course of business (other than Indebtedness incurred under any revolving credit facility under the New Credit Agreement for such purpose).

  "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the principal of such security is due and payable, including pursuant to any mandatory redemption provision.

  "Subordinated Indebtedness" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinated or junior in right of payment to the Notes.

  "Subsidiary" means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interest (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) the Company, (ii) the Company and one or more Subsidiaries, or (iii) one or more Subsidiaries. Notwithstanding the foregoing, the Non-Recourse Subsidiary shall not be deemed to be a Subsidiary.

  "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

  "Voting Stock" means, with respect to a corporation, all classes of capital stock then outstanding of such corporation normally entitled to vote in elections of directors.

  "Wholly Owned Subsidiary" means a Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement among the Company, the Guarantors, and Bear, Stearns & Co. Inc. (the "Underwriter"), the Company has agreed to sell to the Underwriter and the Underwriter has agreed to purchase from the Company, the aggregate principal amount of the Notes.

  The Underwriting Agreement provides that the obligation of the Underwriter to purchase Notes is subject to certain conditions, and that if any of the Notes are purchased by the Underwriter pursuant to the Underwriting Agreement, all of the Notes agreed to be purchased by the Underwriter pursuant to the Underwriting Agreement must be so purchased.

  The Underwriter has advised the Company that it proposes to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus, and in part to certain selected dealers at such price less a concession not in excess of % of the principal amount thereof. The Underwriter may allow, and such dealers may reallow, a concession not in excess of % of the principal amount thereof to certain other dealers. After the initial public offering, the public offering price, concession and reallowance may be changed.

  The Company has no plans to list the Notes on any securities exchange or on the National Association of Securities Dealers Automated Quotation System. The Company has been advised by the Underwriter that it presently intends to make a market in the Notes; however, the Underwriter is not obligated to do so. Any such market-making activity may be discontinued at any time for any reason, without notice. There can be no assurance that an active market for the Notes will develop or if a market does develop, at what prices the Notes will trade. If such a market were to develop, the Notes could trade at prices that may be higher or lower than the initial offering price thereof, depending on many factors, including prevailing interest rates, general economic conditions, the Company's operating results and the market for similar debt securities. To the extent that an active trading market for the Notes does not develop, the liquidity and trading prices for the Notes may be adversely affected. See "Investment Considerations--No Prior Market for the Notes."

  The Company has agreed in the Underwriting Agreement to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriter may be required to make in respect thereof.

                             CERTAIN LEGAL MATTERS

  The validity of the securities offered hereby will be passed upon for the Company by Schatz & Schatz, Ribicoff & Kotkin, Hartford, Connecticut. Certain legal matters with respect to this offering are being passed upon for the Underwriter by Dorsey & Whitney (a partnership including professional corporations), New York, New York.

                                    EXPERTS

  The Consolidated Financial Statements and schedules of the Company included in or incorporated by reference into this Prospectus have been audited by Arthur Andersen & Co., Independent Public Accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes and the Guarantees offered hereby to which reference is hereby made. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. The Registration Statement may be inspected at the office of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, and copies thereof may be obtained from the Commission at prescribed rates. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract, agreement or document filed or incorporated by reference as an exhibit to the Registration Statement.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, DC 20549 and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates. In addition, such reports, proxy and information statements and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC 20006.

  While the Notes are outstanding, the Company will furnish holders of the Notes with annual reports containing audited consolidated financial statements and quarterly reports containing unaudited interim consolidated financial information.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents filed with the Commission pursuant to the Exchange Act are incorporated by reference into this Prospectus:

    1. Annual Report of the Company on Form 10-K for the fiscal year ended January 30, 1993, as amended by Form 10-K/A Amendment No. 1.

    2. Quarterly report of the Company on Form 10-Q for the fiscal quarter ended May 1, 1993 as amended by Form 10-Q/A Amendment No. 1.

    3. Quarterly report of the Company on Form 10-Q for the fiscal quarter ended July 31, 1993 as amended by Form 10-Q/A Amendment No. 1.

    4. Quarterly report of the Company on Form 10-Q for the fiscal quarter ended October 30, 1993.

  Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as modified or superseded, to constitute part of this Prospectus.

  The Company will provide to each person to whom this Prospectus is delivered, including any beneficial owner of Notes, upon written or oral request of such person, a copy of the documents incorporated by reference into this Prospectus (not including exhibits to such documents unless the exhibits are specifically incorporated by reference into the documents which this Prospectus incorporates). Requests for such documents should be directed to the Company at Dairy Mart Convenience Stores, Inc., One Vision Drive, Enfield, Connecticut 06082; Attention: Investor Relations, telephone number (203) 741-4444.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
 Consolidated Statements of Operations for the three fiscal quarters ended
  October 31, 1992 and October 30, 1993...................................  F-2
 Consolidated Balance Sheets as of January 30, 1993 and October 30, 1993..  F-3
 Consolidated Statements of Cash Flows for the three fiscal quarters ended
  October 31, 1992 and October 30, 1993...................................  F-4
 Notes to Interim Consolidated Financial Statements.......................  F-5
CONSOLIDATED FINANCIAL STATEMENTS
 Report of Independent Public Accountants.................................  F-7
 Consolidated Statements of Operations and Retained Earnings for each of the years in the three-year period ended January 30, 1993...............  F-8
 Consolidated Balance Sheets as of February 1, 1992 and January 30, 1993..  F-9
 Consolidated Statements of Cash Flows for each of the years in the three-
  year period ended January 30, 1993...................................... F-10
 Notes to Consolidated Financial Statements............................... F-11

              DAIRY MART CONVENIENCE STORES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     FOR THE THREE FISCAL
                                                        QUARTERS ENDED
                                               ---------------------------------
                                               OCTOBER 31, 1992 OCTOBER 30, 1993
                                               ---------------- ----------------
Net Sales of the Company, Its Subsidiaries
 and Franchises..............................      $587,390         $581,850
                                                   ========         ========
Revenues.....................................      $435,623         $450,379
Cost of sales................................       318,019          327,847
                                                   --------         --------
  Gross profit...............................       117,604          122,532
Store operating expenses.....................        83,545           86,426
General and administrative expenses..........        24,936           25,250
                                                   --------         --------
  Income from operations.....................         9,123           10,856
Interest expense.............................        (5,541)          (5,751)
Interest income..............................           931              575
Gain (loss) on disposition of properties,
 net.........................................          (332)              59
                                                   --------         --------
  Income before income taxes and cumulative
   effect of change in accounting for income
   taxes.....................................         4,181            5,739
Provision for income taxes...................         1,672            2,296
                                                   --------         --------
  Income before cumulative effect of change
   in accounting for income taxes............         2,509            3,443
Cumulative effect of change in accounting for
 income taxes (Note 2).......................        (3,951)             --
                                                   --------         --------
  Net income (loss)..........................      $ (1,442)        $  3,443
                                                   ========         ========
Weighted average shares outstanding..........         5,415            5,519
                                                   ========         ========
Earnings (loss) per share:
Before cumulative effect of change in
 accounting for income taxes.................      $    .46         $    .62
Cumulative effect of change in accounting for
 income taxes (Note 2).......................          (.73)             --
                                                   --------         --------
  Earnings (loss) per share..................      $   (.27)        $    .62
                                                   ========         ========


   The accompanying notes are an integral part of these financial statements.

              DAIRY MART CONVENIENCE STORES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                              JANUARY 30, 1993 OCTOBER 30, 1993
                                              ---------------- ----------------
                                                                 (UNAUDITED)
     ASSETS
     ------
Current Assets:
  Cash.......................................     $  6,483         $  6,315
  Accounts and notes receivable..............       11,069           10,020
  Inventory..................................       26,857           27,392
  Prepaid expenses and other current assets..        2,306            2,891
  Deferred income taxes......................        4,045            2,735
                                                  --------         --------
    Total current assets.....................       50,760           49,353
                                                  --------         --------
Property and Equipment:
  Land and improvements......................       14,134           15,117
  Buildings and leaseholds...................       51,659           53,860
  Equipment..................................       71,191           75,014
                                                  --------         --------
                                                   136,984          143,991
  Less--Accumulated depreciation.............       46,341           51,588
                                                  --------         --------
    Net property and equipment...............       90,643           92,403
                                                  --------         --------
Property Under Capital Leases, net...........        2,433            1,938
                                                  --------         --------
Other Assets:
  Goodwill, net..............................       11,316           11,049
  Franchise and operating rights, net........        8,009            7,745
  Favorable leases purchased, net............          602              548
  Notes receivable...........................        3,607            2,667
  Other......................................        7,177            7,118
                                                  --------         --------
    Total other assets.......................       30,711           29,127
                                                  --------         --------
Total assets.................................     $174,547         $172,821
                                                  ========         ========
    LIABILITIES AND STOCKHOLDERS' EQUITY
    ------------------------------------
Current Liabilities:
  Current portion of long-term debt..........     $  7,803         $  8,047
  Current portion of capital lease obliga-
   tions.....................................        1,087            1,128
  Accounts payable...........................       27,768           29,069
  Accrued expenses...........................       13,599           15,177
  Accrued restructuring expenses.............        5,200              661
                                                  --------         --------
    Total current liabilities................       55,457           54,082
                                                  --------         --------
Long-Term Debt, less current portion.........       69,645           65,809
                                                  --------         --------
Capital Lease Obligations, less current por-
 tion........................................        2,500            1,839
                                                  --------         --------
Other Liabilities and Deferred Credits.......        5,352            5,488
                                                  --------         --------
Deferred Income Taxes........................        8,861            9,183
                                                  --------         --------
Commitments and Contingencies (Note 6)
Stockholders' Equity:
  Class A Common Stock.......................           32               32
  Class B Common Stock.......................           30               30
  Paid-in capital in excess of par value.....       27,212           27,457
  Retained earnings..........................       10,463           13,906
  Treasury stock, at cost....................       (5,005)          (5,005)
                                                  --------         --------
    Total stockholders' equity...............       32,732           36,420
                                                  --------         --------
Total liabilities and stockholders' equity...     $174,547         $172,821
                                                  ========         ========

   The accompanying notes are an integral part of these financial statements.

              DAIRY MART CONVENIENCE STORES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                    FOR THE THREE FISCAL
                                                       QUARTERS ENDED
                                              ---------------------------------
                                              OCTOBER 31, 1992 OCTOBER 30, 1993
                                              ---------------- ----------------
Cash flows from operating activities:
  Net income (loss)..........................     $ (1,442)        $ 3,443
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Cumulative effect of change in accounting
     for income taxes........................        3,951             --
    Payment of accrued restructuring
     expenses................................          --           (4,539)
    Depreciation and amortization............       10,529           9,577
    Decrease in store fixed assets resulting
     from franchising activities.............          --               65
    (Decrease) increase in deferred income
     taxes...................................        (983)           1,632
    (Gain) loss on other disposition of
     properties, net.........................          332             (59)
    Decrease in accounts and notes
     receivable..............................        2,339           1,049
    Increase in inventory....................       (3,917)           (535)
    Increase in accounts payable.............        4,676           1,301
    Increase in other current assets and
     liabilities, net........................        1,739             993
    (Decrease) increase in other noncurrent
     liabilities and deferred credits........         (274)            136
                                                  --------         -------
Net cash provided by operating activities....       16,950          13,063
                                                  --------         -------
Cash flows from investing activities:
  Purchase of property and equipment.........      (14,237)        (10,905)
  Proceeds from sale of property and
   equipment.................................          919           1,665
  Proceeds from long-term notes receivable...        1,185           1,104
  Increase in long-term notes receivable.....         (925)           (164)
  Increase in other assets...................       (1,177)           (717)
                                                  --------         -------
Net cash used by investing activities........      (14,235)         (9,017)
                                                  --------         -------
Cash flows from financing activities:
  Repayment of term debt.....................       (4,000)         (7,000)
  Increase (decrease) in revolving loan, net.        3,800            (400)
  Additional long-term debt..................          --            4,476
  Repayment of other long-term debt and
   capital lease obligations.................       (1,388)         (1,535)
  Increases in common stock and paid-in
   capital...................................          481             245
                                                  --------         -------
Net cash used by financing activities........       (1,107)         (4,214)
                                                  --------         -------
Increase (decrease) in cash..................        1,608            (168)
Cash at beginning of fiscal year.............        4,854           6,483
                                                  --------         -------
Cash at end of third fiscal quarter..........     $  6,462         $ 6,315
                                                  ========         =======

   The accompanying notes are an integral part of these financial statements.

              DAIRY MART CONVENIENCE STORES, INC. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                             OCTOBER 30, 1993
                                  (UNAUDITED)

  The unaudited interim consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. The information furnished reflects all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented, and which are of a normal, recurring nature. It is suggested that these interim consolidated financial statements be read in conjunction with the audited consolidated financial statements and the notes thereto included on pages F-8 through F-19 of this Prospectus.

1. ACCOUNTING POLICIES

  The financial statements included herein have been prepared in accordance with the accounting policies described in Note 1 to the January 30, 1993 audited consolidated financial statements included on pages F-11 and F-12 of this Prospectus. Certain prior year amounts have been reclassified to conform to the presentation used for the current year.

2. FEDERAL AND STATE INCOME TAXES

  The Company adopted the provisions of SFAS No. 109 effective February 2, 1992 and recorded a charge of $3,951,000 in the prior fiscal year's first quarter ended May 2, 1992, which decreased earnings per share for the first three fiscal quarters ended October 31, 1992 by $.73, for the cumulative effect of this change in accounting principle. As a result of this change, the Company also adjusted the carrying value of certain assets and recorded additional depreciation and amortization expense of $391,000 for the three fiscal quarters ended October 31, 1992.

3. CHANGES IN CAPITAL ACCOUNTS

  An analysis of the capital stock accounts for the three fiscal quarters ended October 30, 1993 follows:

                                                COMMON STOCK
                             --------------------------------------------------
                                                                      PAID-
                             CLASS A SHARES CLASS B SHARES          IN CAPITAL
                               ISSUED AT      ISSUED AT            IN EXCESS OF
                             $.01 PAR VALUE $.01 PAR VALUE AMOUNT   PAR VALUE
                             -------------- -------------- ------- ------------
Balance January 30, 1993....   3,173,802      2,971,318    $61,453 $27,211,806
Employee stock purchase
 plan.......................      22,622            --         226      99,770
Stock options exercised.....       2,812         48,789        516     145,612
Exchange of Class B shares
 for Class A shares.........      65,000        (65,000)       --          --
                               ---------      ---------    ------- -----------
Balance October 30, 1993....   3,264,236      2,955,107    $62,195 $27,457,188
                               =========      =========    ======= ===========

  As of October 30, 1993, there were 521,625 shares of Class A Common Stock and 175,957 shares of Class B Common Stock held as treasury stock at an aggregate cost of $5,004,847, leaving 2,742,611 Class A shares and 2,779,150 Class B shares outstanding.

4. EARNINGS PER SHARE

  Earnings per share is based on the weighted average number of shares outstanding, including the dilutive effect of stock options, if appropriate and material, during each period.

           DAIRY MART CONVENIENCE STORES, INC. AND SUBSIDIARIES

                             OCTOBER 30, 1993

                                (UNAUDITED)

5. SEASONALITY

  The results of operations for the three fiscal quarters ended October 30, 1993 are not necessarily indicative of results to be expected for the full fiscal year. The convenience store industry in the Company's marketing areas experiences a higher percentage of revenues and profit margins during the summer months than during the winter months. Historically, the Company has achieved higher earnings in its second and third fiscal quarters, as compared to its first and fourth fiscal quarters.

6. COMMITMENTS AND CONTINGENCIES

  The Company has various commitments and contingencies as described in Note 11 to the January 30, 1993 audited consolidated financial statements included on page F-18 of this Prospectus.

  In addition to those commitments and contingencies, the Company has certain environmental contingencies related to the ongoing costs to comply with federal, state and local environmental laws and regulations, including costs for assessment, compliance, remediation and certain capital expenditures related to its gasoline operations. In the ordinary course of business, the Company is involved in environmental assessment and remediation activities with respect to releases of regulated substances from its existing and previously operated retail gasoline facilities. The Company accrues its estimates of all costs to be incurred for assessment and remediation for known releases. These accruals are adjusted if and when new information becomes known. Due to the nature of such releases, the actual costs of assessment and remediation activities may vary significantly from year to year. Additionally, under current federal and state regulatory programs, the Company will be obligated by December, 1998 to upgrade or replace all existing underground storage tanks ("USTs") it owns or operates. The Company presently estimates that it will be required to make capital expenditures related to the upgrading or replacing of USTs ranging from approximately $16.0 million to $20.0 million in the aggregate through December, 1998, which capital expenditures could be reduced for locations which may be closed in lieu of the capital costs of compliance.

  The Company's estimates of costs to be incurred for environmental assessment and remediation and for UST upgrading and other regulatory compliance are based on factors and assumptions that could change due to modifications of regulatory requirements, detection of unanticipated environmental conditions or other unexpected circumstances.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors of Dairy Mart Convenience Stores, Inc.:

  We have audited the accompanying consolidated balance sheets of Dairy Mart Convenience Stores, Inc. (a Delaware corporation) and subsidiaries as of January 30, 1993 and February 1, 1992 and the related consolidated statements of operations and retained earnings and cash flows for each of the three years in the period ended January 30, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dairy Mart Convenience Stores, Inc. and subsidiaries as of January 30, 1993 and February 1, 1992 and the results of their operations and their cash flows for each of the three years in the period ended January 30, 1993, in conformity with generally accepted accounting principles.

  As discussed in Notes 1 and 6 of notes to consolidated financial statements, effective February 2, 1992, the Company changed its method of accounting for income taxes.


Hartford, Connecticut                     Arthur Andersen & Co.
April 29, 1993

              DAIRY MART CONVENIENCE STORES, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

  FOR THE YEARS ENDED FEBRUARY 2, 1991, FEBRUARY 1, 1992 AND JANUARY 30, 1993

                                        1991           1992           1993
                                    -------------  -------------  -------------
                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net Sales of the Company, Its
 Subsidiaries and Franchises......  $     807,586  $     794,758  $     773,766
                                    =============  =============  =============
Revenues..........................  $     586,984  $     571,980  $     578,767
Cost of sales.....................        429,084        415,981        425,180
                                    -------------  -------------  -------------
  Gross profit....................        157,900        155,999        153,587
Store operating expenses..........        111,094        109,071        112,249
General and administrative
 expenses.........................         32,083         32,268         34,419
Nonrecurring charge for
 restructuring (Note 12)..........            --             --           5,200
                                    -------------  -------------  -------------
  Income from operations..........         14,723         14,660          1,719
Interest expense..................         (8,273)        (8,122)        (7,330)
Interest income...................            750            781          1,247
Loss on disposition of properties,
 net..............................           (398)          (298)          (433)
                                    -------------  -------------  -------------
  Income (loss) before income
   taxes and cumulative effect of
   change in accounting for income
   taxes..........................          6,802          7,021         (4,797)
Benefit from (provision for)
 income taxes.....................         (2,989)        (2,929)         1,898
                                    -------------  -------------  -------------
  Income (loss) before cumulative
   effect of change in accounting
   for income taxes...............          3,813          4,092         (2,899)
Cumulative effect of change in
 accounting for income taxes
 (Note 6).........................            --             --          (3,951)
                                    -------------  -------------  -------------
  Net income (loss)...............  $       3,813  $       4,092  $      (6,850)
                                    =============  =============  =============
Earnings (loss) per share:
  Before cumulative effect of
   change in accounting for income
   taxes..........................  $         .72  $         .75  $        (.53)
  Cumulative effect of change in
   accounting for income
   taxes (Note 6).................            --             --            (.73)
                                    -------------  -------------  -------------
Earnings (loss) per share.........  $         .72  $         .75  $       (1.26)
                                    =============  =============  =============
Retained earnings, beginning of
 year.............................  $       9,408  $      13,221  $      17,313
Net income (loss).................          3,813          4,092         (6,850)
                                    -------------  -------------  -------------
Retained earnings, end of year....  $      13,221  $      17,313  $      10,463
                                    =============  =============  =============

- --------
Note: Excise taxes approximating $17,472,000, $21,230,000 and $23,855,000 collected from customers on retail gasoline sales are included in Revenues and Cost of sales for fiscal years 1991, 1992 and 1993, respectively.

   The accompanying notes are an integral part of these financial statements.

              DAIRY MART CONVENIENCE STORES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                     FEBRUARY 1, 1992 AND JANUARY 30, 1993

                                                               1992      1993
                                                             --------  --------
                                                              (IN THOUSANDS,
                                                             EXCEPT PER SHARE
                                                                 AMOUNTS)
                          ASSETS
                          ------
Current Assets:
  Cash.....................................................  $  4,854  $  6,483
  Accounts and notes receivable............................    12,507    11,069
  Inventory................................................    24,131    26,857
  Prepaid expenses and other current assets................     3,349     2,306
  Deferred and refundable income taxes.....................     1,370     4,045
                                                             --------  --------
    Total current assets...................................    46,211    50,760
                                                             --------  --------
Property and Equipment:
  Land and improvements....................................    11,477    14,134
  Buildings and leaseholds.................................    44,842    51,659
  Equipment................................................    64,629    71,191
                                                             --------  --------
                                                              120,948   136,984
  Less--Accumulated depreciation...........................    37,974    46,341
                                                             --------  --------
    Net property and equipment.............................    82,974    90,643
                                                             --------  --------
Property Under Capital Leases, net of accumulated amortiza-
 tion of $3,804 and $4,834.................................     3,463     2,433
                                                             --------  --------
Other Assets:
  Goodwill, net of accumulated amortization of $2,151 and
   $2,509..................................................    11,674    11,316
  Franchise and operating rights, net of accumulated amor-
   tization of $1,783 and $2,135...........................     8,361     8,009
  Favorable leases purchased, net of accumulated amortiza-
   tion of $4,382 and $4,790...............................     1,010       602
  Notes receivable.........................................     4,624     3,607
  Other....................................................     7,238     7,177
                                                             --------  --------
    Total other assets.....................................    32,907    30,711
                                                             --------  --------
Total assets...............................................  $165,555  $174,547
                                                             ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
           ------------------------------------
Current Liabilities:
  Current portion of long-term debt........................  $  4,447  $  7,803
  Current portion of capital lease obligations.............     1,149     1,087
  Accounts payable.........................................    25,482    27,768
  Accrued expenses.........................................    12,484    13,599
  Accrued restructuring expenses...........................       --      5,200
                                                             --------  --------
    Total current liabilities..............................    43,562    55,457
                                                             --------  --------
Long-Term Debt, less current portion above.................    69,986    69,645
                                                             --------  --------
Capital Lease Obligations, less current portion above......     3,537     2,500
                                                             --------  --------
Other Liabilities and Deferred Credits.....................     4,205     5,352
                                                             --------  --------
Deferred Income Taxes......................................     5,165     8,861
                                                             --------  --------
Commitments and Contingencies (Note 11)
Stockholders' Equity:
  Class A Common Stock, par value $.01, 20,000,000 shares
   authorized,
   3,085,459 and 3,173,802 issued..........................        31        32
  Class B Common Stock, par value $.01, 10,000,000 shares
   authorized,
   2,973,693 and 2,971,318 issued..........................        30        30
  Paid-in capital in excess of par value...................    26,731    27,212
  Retained earnings........................................    17,313    10,463
  Treasury stock, at cost..................................    (5,005)   (5,005)
                                                             --------  --------
    Total stockholders' equity.............................    39,100    32,732
                                                             --------  --------
Total liabilities and stockholders' equity.................  $165,555  $174,547
                                                             ========  ========

   The accompanying notes are an integral part of these financial statements.

              DAIRY MART CONVENIENCE STORES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

  FOR THE YEARS ENDED FEBRUARY 2, 1991, FEBRUARY 1, 1992 AND JANUARY 30, 1993

                                                  1991      1992       1993
                                                 -------  ---------  ---------
                                                       (IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss)............................. $ 3,813  $   4,092  $  (6,850)
  Adjustments to reconcile net income to net
   cash provided by operating activities:
    Cumulative effect of change in accounting
     for income taxes...........................     --         --       3,951
    Accrued restructuring expenses..............     --         --       5,200
    Depreciation and amortization...............  13,358     13,571     13,664
    Increase (decrease) in deferred income
     taxes......................................     196      1,231     (3,647)
    Decrease in store fixed assets resulting
     from franchising activities................     893        679        --
    Loss on other disposition of properties.....     398        298        433
    (Increase) decrease in accounts and notes
     receivable.................................  (2,079)    (3,377)     1,438
    Decrease (increase) in inventory............     354      2,244     (2,726)
    (Decrease) increase in accounts payable.....  (1,483)    (4,360)     2,286
    Decrease (increase) in other current assets
     and liabilities, net.......................   3,531     (2,107)     1,090
    (Decrease) increase in other noncurrent
     liabilities and deferred credits...........    (251)       (24)     1,147
                                                 -------  ---------  ---------
Net cash provided by operating activities.......  18,730     12,247     15,986
                                                 -------  ---------  ---------
Cash flows from investing activities:
  Purchase of property and equipment............ (14,307)  (12,521)    (17,992)
  Acquisition of Stop-N-Go assets............... (16,191)       --         --
  Proceeds from sale of property and equipment..   1,432        623      1,603
  Increase in long-term notes receivable........  (1,371)    (1,791)    (1,057)
  Proceeds from long-term notes receivable......   1,135      1,042      2,074
  Increase in intangibles and other assets......  (2,468)    (1,116)    (1,383)
                                                 -------  ---------  ---------
Net cash used by investing activities........... (31,770)   (13,763)   (16,755)
                                                 -------  ---------  ---------
Cash flows from financing activities:
  Issuance (repayment) of term debt.............  35,000     (2,000)    (4,000)
  (Decrease) increase in revolving loan, net.... (23,500)     2,900      5,400
  Additional long-term debt.....................   1,194      1,736      2,327
  Repayment of other long-term debt and capital
   lease obligations............................  (1,807)    (1,881)    (1,811)
  Repurchase of subordinated debentures.........     --        (380)       --
  Treasury stock purchases......................     (65)       --         --
  Other increases in common stock and paid-in
   capital......................................     128        166        482
                                                 -------  ---------  ---------
Net cash provided by financing activities.......  10,950        541      2,398
(Decrease) increase in cash.....................  (2,090)      (975)     1,629
Cash at beginning of year.......................   7,919      5,829      4,854
                                                 -------  ---------  ---------
Cash at end of year............................. $ 5,829  $   4,854  $   6,483
                                                 =======  =========  =========
Supplemental disclosures:
Cash paid during the year--
  Interest...................................... $ 8,534  $   8,064  $   7,191
  Income taxes..................................   2,369      2,453      1,535
Noncash investing and financing activities--
  Capital lease obligations.....................     986        168        --
                                                 =======  =========  =========

   The accompanying notes are an integral part of these financial statements.

              DAIRY MART CONVENIENCE STORES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            FEBRUARY 2, 1991, FEBRUARY 1, 1992 AND JANUARY 30, 1993

1. SIGNIFICANT ACCOUNTING POLICIES:

  Corporate organization and consolidation--The accompanying financial statements include the accounts of Dairy Mart Convenience Stores, Inc. and its subsidiaries (the Company). All intercompany transactions have been eliminated.

  Nature of business--The Company owns, operates and franchises convenience retail stores, a number of which also sell gasoline. The Company also manufactures and distributes certain dairy and other products for sale at the majority of these locations.

  Fiscal year--The Company's fiscal year ends on the Saturday closest to January 31.

  Inventory--Store and manufacturing and distribution inventory is stated primarily at the lower of last-in, first-out (LIFO) cost or market. Gasoline inventory is stated at the lower of first-in, first-out (FIFO) cost or market.

  Property and depreciation--Property is stated at cost and is depreciated on the straight-line basis for financial reporting purposes over the following estimated useful lives:

       Buildings.................................................... 15-40 years
       Equipment....................................................  5-20 years

  Leaseholds are depreciated primarily over 10-25 years or the life of the lease.

  Goodwill and franchise and operating rights--Goodwill represents the excess of cost over fair value of net assets purchased and is being amortized on a straight-line basis over a period of 40 years. Franchise and operating rights represent the value of franchise relationships purchased in connection with past acquisitions and are being amortized on a straight-line basis over a period of 40 years. The Company assesses the recoverability of these intangibles by determining whether the amortization of the goodwill and franchise and operating rights balances over the remaining lives can be recovered through projected future results. At this time, the Company is profitable, after exclusion of one-time restructuring charges, and expects full recoverability. Therefore, it is the Company's belief that no impairment of goodwill and franchise and operating rights has occurred.

  Favorable leases purchased--The cost of favorable leases purchased in connection with past acquisitions is being amortized over the remaining terms of the leases.

  Computer software costs--The Company capitalizes the costs incurred for the purchase or development of computer software, and amortizes them over a five year period. As of January 30, 1993 and February 1, 1992, the Company had capitalized, net of accumulated amortization, $1,212,000 and $1,297,000 of such costs, which are included in the accompanying Consolidated Balance Sheets as other assets.

  Income taxes--Effective February 2, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Prior to the implementation of SFAS No. 109, the Company accounted for income taxes using the deferral method as required by Accounting Principles Board Opinion No. 11.

  Self insurance reserves--The Company is self-insured for certain property and liability, and accident and health insurance risks and establishes reserves for estimated outstanding claims based on its historical claims experience and reviews by loss reserve specialists. The Company has purchased insurance coverage for losses that may occur above certain levels. As of January 30, 1993 and February 1, 1992, the Company has established reserves for these risks of $6,231,000 and $5,687,000, which are recorded on a present value basis using a discount rate of 8%.

              DAIRY MART CONVENIENCE STORES, INC. AND SUBSIDIARIES

            FEBRUARY 2, 1991, FEBRUARY 1, 1992 AND JANUARY 30, 1993

  Revenue recognition--The Company recognizes revenues as earned, including franchise revenues. Franchise revenues represent a percentage of franchise store sales remitted to the Company on a weekly or monthly basis, as well as revenues derived from initial fees and the gain on sale of store assets to franchisees. Net Sales of the Company, its Subsidiaries and Franchises is comprised of the Company's revenues plus store sales of franchise locations and excludes related franchise fees.

  Store preopening and closing costs--Expenditures of a non-capital nature associated with opening a new store are expensed as incurred. At the time of the decision to close a store, estimated unrecoverable costs are charged to expense. Such costs include the net book value of abandoned fixtures, equipment, leasehold improvements and a provision for the present value of future lease obligations, less estimated sub-rental income.

  Earnings per share--Earnings per share have been calculated based on the weighted average number of shares outstanding and the effect of stock options, if dilutive, during each period. The number of shares used in the calculations for earnings per share were 5,422,971, 5,467,514 and 5,315,189 for the years ended January 30, 1993, February 1, 1992 and February 2, 1991, respectively.

  Reclassifications--Certain prior year amounts in the Consolidated Financial Statements have been reclassified to conform to the presentation used for the current year.

2. ACCOUNTS AND NOTES RECEIVABLE:

  A summary of accounts and notes receivable as of February 1, 1992 and January 30, 1993 is as follows:

                                                                 1992    1993
                                                                ------- -------
                                                                (IN THOUSANDS)
   Franchise accounts receivable............................... $ 5,652 $ 4,555
   Franchise notes receivable..................................   4,846   3,967
   Other.......................................................   7,816   7,807
                                                                ------- -------
                                                                 18,314  16,329
   Less allowance for doubtful accounts and notes..............   1,183   1,653
                                                                ------- -------
   Net accounts and notes receivable...........................  17,131  14,676
   Less noncurrent notes receivable............................   4,624   3,607
                                                                ------- -------
   Current accounts and notes receivable....................... $12,507 $11,069
                                                                ======= =======

  Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," requires companies to disclose market value information related to financial instruments including accounts and notes receivable. The carrying amount of current accounts and notes receivable approximates fair value because of the short maturity of those receivables. The fair value of the Company's noncurrent notes receivable is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. As of January 30, 1993, the carrying amount of noncurrent notes receivable approximates the fair value.

              DAIRY MART CONVENIENCE STORES, INC. AND SUBSIDIARIES

            FEBRUARY 2, 1991, FEBRUARY 1, 1992 AND JANUARY 30, 1993

3. INVENTORY:

  A summary of inventory as of February 2, 1991, February 1, 1992 and January 30, 1993 is as follows:

                                                       1991     1992     1993
                                                      -------  -------  -------
                                                          (IN THOUSANDS)
Inventory valued at FIFO cost........................ $30,555  $28,781  $32,265
LIFO reserve.........................................  (4,180)  (4,650)  (5,408)
                                                      -------  -------  -------
Inventory primarily valued at LIFO cost.............. $26,375  $24,131  $26,857
                                                      =======  =======  =======

  The LIFO reserve reflects the difference between stating the inventory at historical LIFO cost and the more current FIFO cost. The LIFO reserve increased by $758,000 in 1993, $470,000 in 1992 and $808,000 in 1991. Had the FIFO method been used, cost of sales would have been reduced and gross profit would have increased by these amounts. Earnings (loss) per share would have been increased (decreased) by ($.08) in 1993, $.05 in 1992 and $.09 in 1991, had the FIFO method been used.

  During 1993, 1992 and 1991 the Company liquidated certain LIFO inventory that was carried at lower costs prevailing in prior years. The effect of this liquidation was to increase net income or decrease net loss by approximately $60,000 ($.01 per share) in 1993, $61,000 ($.01 per share) in 1992 and $63,000
($.01 per share) in 1991.

4. LONG-TERM DEBT:

  At January 30, 1993, the Company had the following long-term debt:

                            INTEREST      MATURITY
                              RATE      (FISCAL YEAR)  TOTAL  CURRENT LONG-TERM
                          ------------- ------------- ------- ------- ---------
                                                           (IN THOUSANDS)
Bank term loan........... Prime +  1/4%   1994-1997   $29,000 $7,000   $22,000
Subordinated debentures..    14.25%       1996-2001    27,183    --     27,183
Bank revolving loan...... Prime +  1/4%     1997       11,800    --     11,800
Small Business Adminis-
 tration debentures......  7.9%-10.7%     1996-2002     4,220    --      4,220
Equipment financing......   6.5%-8.6%     1996-2000     2,812    610     2,202
Real estate mortgage
 notes payable...........  6.7%-12.0%     1994-2012     2,433    193     2,240
                                                      ------- ------   -------
                                                      $77,448 $7,803   $69,645
                                                      ======= ======   =======

  In January 1991, the Company entered into a credit agreement with a group of banks which provides for a $35,000,000 term loan and a $15,000,000 revolving credit loan. The term loan is being repaid in semi-annual installments which began August 31, 1991, with the final installment due and payable on February 28, 1996. The outstanding balance of the revolving credit loan is due and payable on February 28, 1996. The credit agreement provides for interest payments based on the agent bank's prime rate plus 1/4%. At January 30, 1993, the agent bank's prime rate was 6%. The loan agreement also provides for a commitment fee of 3/8% on any unused portion of the revolving credit loan. Among other restrictions, the credit agreement restricts the Company from paying cash dividends and repurchasing Company stock and subordinated debentures and contains financial covenants relating to specified levels of: earnings before interest, rent and taxes to interest and rent; cash flow to debt service; and senior liabilities to net worth; as well as the maintenance of minimum tangible capital. In connection with the credit agreement, the Company has pledged as collateral capital stock of certain subsidiary corporations of the Company, as well as a security interest in any loans made between the Company and its subsidiaries.

              DAIRY MART CONVENIENCE STORES, INC. AND SUBSIDIARIES

            FEBRUARY 2, 1991, FEBRUARY 1, 1992 AND JANUARY 30, 1993

  The Company originally issued $35,000,000 principal amount of subordinated debentures in November, 1985. Since that date, the Company has repurchased $7,817,000 principal amount of these debentures. The gain on these repurchases has not been material after deducting the write-off of related deferred bond financing costs. The subordinated debentures are redeemable during the period November 15, 1990 through November 15, 1995, at rates starting at 107% of principal amount, reduced each year by 1.4%. The Company must redeem $5,250,000 principal amount of debentures annually commencing November 15, 1995 until final payment becomes due November 15, 2000, after considering amounts repurchased by the Company.

  SFAS No. 107 requires companies to disclose market value information related to debt based on trade prices, if available, or rates available to the Company for debt with similar terms and maturities. As of January 30, 1993, the fair value of the bank term loan, bank revolving loan and Small Business Administration debentures approximated the carrying amount. As of January 30, 1993, the fair value of the subordinated debentures was approximately $28,300,000.

  Maturities on long-term debt for the next five years are as follows:

   FISCAL YEAR                                                        AMOUNT
   -----------                                                    --------------
                                                                  (IN THOUSANDS)
    1994.........................................................    $ 7,803
    1995.........................................................      7,858
    1996.........................................................     17,716
    1997.........................................................     21,592
    1998.........................................................      5,753

5. LEASES:

  The Company leases operating properties, including store locations and office space, under various lease agreements expiring through 2011. Certain of these locations are sublet to the Company's franchisees.

  A summary of future minimum lease payments and sublease receipts at January 30, 1993 is as follows:

                                                                         NET
                                          CAPITAL OPERATING OPERATING OPERATING
PAYABLE/RECEIVABLE IN FISCAL YEAR ENDING  LEASES   LEASES   SUBLEASES  LEASES
- ----------------------------------------  ------- --------- --------- ---------
                                                     (IN THOUSANDS)
1994..................................... $1,390   $14,067   $ 4,117   $ 9,950
1995.....................................  1,150    11,199     3,057     8,142
1996.....................................    376     7,834     2,011     5,823
1997.....................................    348     5,309     1,227     4,082
1998.....................................    308     3,097       838     2,259
Thereafter...............................  1,249     6,777       640     6,137
                                          ------   -------   -------   -------
Total minimum............................  4,821   $48,283   $11,890   $36,393
                                                   =======   =======   =======
Less amounts representing interest and
 executory costs.........................  1,234
                                          ------
Present value of minimum lease payments.. $3,587
                                          ======

  Rental expense for all operating leases is as follows:

                                                          1991    1992    1993
                                                         ------- ------- -------
                                                             (IN THOUSANDS)
   Leases............................................... $14,404 $15,579 $15,573
   Less subleases.......................................   4,328   4,656   4,659
                                                         ------- ------- -------
   Net.................................................. $10,076 $10,923 $10,914
                                                         ======= ======= =======

              DAIRY MART CONVENIENCE STORES, INC. AND SUBSIDIARIES

            FEBRUARY 2, 1991, FEBRUARY 1, 1992 AND JANUARY 30, 1993

6. FEDERAL AND STATE INCOME TAXES:

  The Company adopted the provisions of SFAS No. 109 effective February 2, 1992 and recorded a charge of $3,951,000 for the fiscal year ended January 30, 1993 which decreased earnings per share by $.73 for the cumulative effect of this change in accounting principle. The Company also adjusted the carrying value of certain assets and recorded additional depreciation and amortization expense of $452,000 as a result of this change.

  The provision for (benefit from) income taxes for the fiscal years ended February 2, 1991, February 1, 1992 and January 30, 1993 is as follows:

                                                          1991    1992   1993
                                                         ------  ------ -------
                                                            (IN THOUSANDS)
   Current provision
     Federal............................................ $2,591  $1,215 $ 1,309
     State and local....................................    202     483     440
                                                         ------  ------ -------
       Total current provision..........................  2,793   1,698   1,749
                                                         ------  ------ -------
   Deferred provision (benefit)
     Federal............................................   (428)    930  (3,118)
     State and local....................................    624     301    (529)
                                                         ------  ------ -------
       Total deferred provision (benefit)...............    196   1,231  (3,647)
                                                         ------  ------ -------
   Total provision (benefit)............................ $2,989  $2,929 $(1,898)
                                                         ======  ====== =======

  A reconciliation of the difference between the statutory federal income tax rate and the effective income tax rate follows:

                                                   PERCENT OF PRETAX INCOME
                                                  ------------------------------
                                                    1991       1992       1993
                                                  --------   --------   --------
   Statutory federal income tax rate............        34%        34%       (34)%
   Increase (decrease) from:
     State income tax provision (benefit), net
      of federal tax effect.....................         8          7         (1)
     Nondeductible depreciation and amortization
      of acquired assets........................         3          4          2
     Targeted jobs credit.......................        (3)        (3)        (7)
     Sale or writedown of assets creating
      capital losses, net of utilization........         2         --         --
                                                  --------   --------   --------
   Effective income tax rate....................        44%        42%       (40)%
                                                  ========   ========   ========

  Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant deferred tax assets (liabilities) at January 30, 1993 are as follows:

                                                                       1993
                                                                  --------------
                                                                  (IN THOUSANDS)
   Capitalized leases............................................    $    306
   Depreciation and amortization.................................     (11,474)
   Vacation accrual..............................................         402
   Inventory (LIFO)..............................................      (1,628)
   Reserve for asset valuations..................................         677
   Insurance reserves not deductible for tax purposes............       1,586
   Income deferred for financial statement purposes..............         778
   Reserve for closed stores and renovation......................         667
   Accrued restructuring expenses................................       2,111
   Tax credit carryforwards......................................       1,855
   Other.........................................................         (96)
                                                                     --------
   Net deferred tax liability....................................    $ (4,816)
                                                                     ========

              DAIRY MART CONVENIENCE STORES, INC. AND SUBSIDIARIES

            FEBRUARY 2, 1991, FEBRUARY 1, 1992 AND JANUARY 30, 1993

  As of January 30, 1993, the Company had alternative minimum tax credits aggregating approximately $400,000 which carryforward indefinitely for federal income tax purposes. These credits can be used in the future to the extent that the Company's regular tax liability exceeds its liability calculated under the alternative minimum tax system. In addition, the Company had approximately $1,455,000 of targeted jobs credit carryforwards that expire from fiscal 2006 to 2008. No valuation allowance for deferred tax assets was provided as of January 30, 1993.

  The Company and its subsidiaries file a consolidated federal income tax return but generally file separate state income tax returns. As of January 30, 1993, the Company had net operating loss carryforwards for state income tax purposes of approximately $415,000 which expire, if unused, from fiscal 1994 to 2007.

7. CAPITAL STOCK:

  An analysis of the capital stock accounts follows:

                                          COMMON STOCK
                              -------------------------------------
                                                                       PAID-
                              CLASS A SHARES CLASS B SHARES          IN CAPITAL
                              ISSUED AT $.01 ISSUED AT $.01         IN EXCESS OF
                                PAR VALUE      PAR VALUE    AMOUNT   PAR VALUE
                              -------------- -------------- ------- ------------
Balance February 3, 1990....    2,306,815      2,484,985    $47,918 $26,450,180
Employee stock options exer-
 cised......................          --          12,250        123      41,650
Employee stock purchase
 plan.......................       15,954            --         160      84,763
Exchange of Class B shares
 for Class A shares.........       45,900        (45,900)       --          --
                                ---------      ---------    ------- -----------
Balance February 2, 1991....    2,368,669      2,451,335     48,201  26,576,593
Employee stock options exer-
 cised......................        2,187         14,275        165      69,522
Employee stock purchase
 plan.......................       16,889            --         169      99,240
Exchange of Class B shares
 for Class A shares.........      101,400       (101,400)       --          --
Five-for-Four Stock Split...      596,314        609,483     12,058     (12,058)
Other.......................          --             --         --       (2,681)
                                ---------      ---------    ------- -----------
Balance February 1, 1992....    3,085,459      2,973,693     60,593  26,730,616
Employee stock options exer-
 cised......................       70,313            --         703     389,518
Employee stock purchase
 plan.......................       15,655            --         157      91,672
Exchange of Class B shares
 for Class A shares.........        2,375         (2,375)       --          --
                                ---------      ---------    ------- -----------
Balance January 30, 1993....    3,173,802      2,971,318    $61,453 $27,211,806
                                =========      =========    ======= ===========

  Dividends may be declared and paid on Class A Common Stock without being paid on Class B Common Stock. No dividend may be paid on Class B Common Stock without equal amounts paid concurrently on Class A Common Stock. Holders of Class A Common Stock have one-tenth vote per share and are entitled to elect 25% of the Board of Directors so long as the number of outstanding shares of Class A Common Stock is at least 10% of the total of all shares of Common Stock outstanding. Holders of Class B Common Stock have one vote per share. Holders of Class B Common Stock have the right to convert their shares at any time for an equivalent number of shares of Class A Common Stock.

  In June 1986, the stockholders approved an Employee Stock Purchase Plan. The plan, as amended in June, 1992, provides that employees may purchase quarterly, through payroll deductions, up to 250 shares of Class A Common Stock at 85% of the market value. Of the original 1,250,000 shares provided for under this plan, 1,116,920 shares remain available for issuance as of January 30, 1993.

  As of January 30, 1993, February 1, 1992 and February 2, 1991, the Company held 521,625 shares of Class A Common Stock and 175,957 shares of Class B Common Stock as treasury shares.

              DAIRY MART CONVENIENCE STORES, INC. AND SUBSIDIARIES

            FEBRUARY 2, 1991, FEBRUARY 1, 1992 AND JANUARY 30, 1993

8. STOCK OPTION PLANS:

  The Company adopted Stock Option Plans in 1983, 1985 and 1990 providing for the granting to employees of up to an aggregate of 226,875 shares of Class B Common Stock and 750,000 shares of Class A Common Stock. The Company granted incentive stock options pursuant to these Plans totalling 10,000, 150,000 and 115,000 in fiscal 1993, 1992 and 1991, respectively. At January 30, 1993, the Company had available for grant under these Plans options to purchase 20,495 shares of Class B Common Stock and 175,750 shares of Class A Common Stock, after considering the lapse of options previously granted. In addition to the incentive stock options granted under the above Plans, the Company has granted non-qualified stock options which are not part of a specific plan. A summary of activity for all stock options during the fiscal year ended January 30, 1993 is as follows:

                                               OPTIONS     NET                 OPTIONS     OPTIONS
                                             OUTSTANDING OPTIONS             OUTSTANDING EXERCISABLE
                      STOCK                  FEBRUARY 1, GRANTED    OPTIONS  JANUARY 30, JANUARY 30,
PLAN OR FISCAL YEAR   TYPE    OPTION PRICE      1992     (LAPSED)  EXERCISED    1993        1993
- -------------------  -------  ------------   ----------- --------  --------- ----------- -----------
Incentive Stock Options:
     1983 Plan       Class B $2.73 to $ 5.50    91,783      (275)       --      91,508      91,508
     1985 Plan       Class A $6.20 to $10.75   324,875   (13,062)   (10,313)   301,500     246,500
     1990 Plan       Class A $4.60 to $ 7.25   241,875     7,500    (30,000)   219,375      71,875
                                               -------   -------    -------    -------     -------
  Total Incentive Stock Options............    658,533    (5,837)   (40,313)   612,383     409,883
                                               -------   -------    -------    -------     -------
Non-qualified Stock Options:
       1986          Class B      $4.00         12,750       --         --      12,750      12,750
       1987          Class A      $8.80         11,250       --         --      11,250      11,250
       1991          Class A      $6.20         30,000       --     (30,000)       --          --
       1991          Class A      $4.60          5,000       --         --       5,000       5,000
                                               -------   -------    -------    -------     -------
  Total Non-qualified Stock Options........     59,000       --     (30,000)    29,000      29,000
                                               -------   -------    -------    -------     -------
    Total Stock Options....................    717,533    (5,837)   (70,313)   641,383     438,883
                                               =======   =======    =======    =======     =======

9. GASOLINE OPERATIONS:

  A summary of gasoline operations for the three years ended February 2, 1991, February 1, 1992 and January 30, 1993 is as follows:

                                                       1991     1992     1993
                                                     -------- -------- --------
                                                           (IN THOUSANDS)
   Gasoline gallons sold............................  188,930  189,625  196,703
   Gasoline revenues................................ $217,159 $211,152 $214,087
   Cost of gasoline sold............................  196,268  192,340  194,110
   Depreciation.....................................    1,636    1,789    1,916
   Capital expenditures.............................    4,343    2,118    2,128
   Net book value of gasoline equipment.............   11,417   12,161   12,373

             DAIRY MART CONVENIENCE STORES, INC. AND SUBSIDIARIES

            FEBRUARY 2, 1991, FEBRUARY 1, 1992 AND JANUARY 30, 1993

10. EMPLOYEE BENEFIT PLANS:

  The Company provides benefits to qualified employees through a defined contribution profit sharing plan. Contributions under this plan are made annually in amounts determined by the Company's Board of Directors. Annual contributions were $100,000, $400,000 and $675,000 for fiscal 1993, 1992 and
1991, respectively.

  Effective January 1, 1993, the profit sharing plan was amended pursuant to section 401(k) of the Internal Revenue Code enabling eligible employees to contribute up to 15% of their annual compensation to the plan, with the Company matching 25% of such contributions up to 6% of the employees' annual compensation. The Company does not offer any additional postretirement and postemployment benefits to its employees.

11. COMMITMENTS AND CONTINGENCIES:

  At January 30, 1993, the Company is contingently liable for outstanding letters of credit amounting to $9,719,000. The Company is also contingently liable as guarantor on certain loans obtained by convenience store operators to finance the purchase of equipment and initial inventory in the approximate amount of $2,300,000 at January 30, 1993. In consideration of these guarantees, the Company participates with the lending institutions in the interest paid on these obligations which are secured by inventory and equipment owned by the convenience store operators.

  On February 26, 1988, the Company entered into agreements for the wholesale supply of various grocery items to its Northeast and Midwest region stores. Under the supply agreement, the Company is obligated to annually purchase a minimum amount of merchandise for a period of ten years. The level of purchases was achieved during the first five years of the agreement and management believes it is readily achievable for the balance of the agreement. Prices to be charged by the supplier must be competitive.

  The Company is party to an employment agreement with the Chairman of the Company for a five year term that began on February 2, 1992 and ends on January 31, 1997, unless terminated earlier. Under the employment agreement, Mr. Nirenberg receives an annual salary of $500,000, payable in installments according to the Company's normal compensation policy, plus customary fringe benefits.

  The Company is party to a number of lawsuits which have arisen in the ordinary course of business. Management does not believe the outcome of this litigation will have a material impact on the Company's results of operations or financial position.

12. NONRECURRING CHARGE FOR RESTRUCTURING:

  Subsequent to January 30, 1993, the Company announced that it is downsizing and consolidating its three administrative offices into its new Corporate headquarters facility in Enfield, Connecticut. The Company historically maintained administrative offices in Enfield, Connecticut, Louisville, Kentucky and Cuyahoga Falls, Ohio. As part of the restructuring the Company will be relocating certain employees as well as separating certain other individuals. The Company has recorded a nonrecurring charge of $5,200,000 primarily related to severance, relocation and other personnel related costs associated with the Company's restructuring.

              DAIRY MART CONVENIENCE STORES, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

            FEBRUARY 2, 1991, FEBRUARY 1, 1992 AND JANUARY 30, 1993

13. BUSINESS ACQUISITION:

  The Company acquired for cash the assets of 110 Stop-N-Go convenience food stores on March 16, 1990, and the assets of 27 Stop-N-Go convenience food stores on June 21, 1990, bringing the total number of stores aquired to 137. The cost of the acquisitions approximated $16,191,000 (including inventory) which cost was allocated based on the fair market value of the assets acquired. The excess of acquisition costs over the assigned value of assets acquired was recorded as goodwill. No operating results of Stop-N-Go have been included with those of the Company prior to the dates of acquisitions.

  The following unaudited pro forma information represents the results of operations of the Company as if the Stop-N-Go stores were included with the operations of the Company for the entire fiscal year ended February 2, 1991:

                                                                   1991
                                                           ---------------------
                                                           (IN THOUSANDS, EXCEPT
                                                             PER SHARE AMOUNT)
       Revenues...........................................       $603,218
       Net income.........................................          3,670
       Earnings per share.................................            .69

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO PERSON, DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS ABOUT THE COMPANY, THE NOTES, THE OFFERING MADE HEREBY OR ANY OTHER MATTER AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE NOTES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PRO-SPECTUS NOR ANY SALE OF THE NOTES OFFERED HEREBY SHALL, UNDER ANY CIRCUMSTANC-ES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
The Company...............................................................    8
Investment Considerations.................................................   10
Use of Proceeds...........................................................   12
Capitalization............................................................   13
Selected Financial Data...................................................   15
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   17
Business..................................................................   22
Management................................................................   28
Certain Transactions......................................................   30
Description of the New Credit Agreement...................................   31
Description of the Notes..................................................   32
Underwriting..............................................................   54
Certain Legal Matters.....................................................   55
Experts...................................................................   55
Available Information.....................................................   55
Documents Incorporated by Reference.......................................   56
Index to Consolidated Financial Statements................................  F-1

  UNTIL           , 1994 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEAL-
ERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTIC-IPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS
IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                $75,000,000

          [LOGO OF DAIRY MART CONVENIENCE STORES, INC. APPEARS HERE]

                              % SENIOR SUBORDINATED

                              NOTES DUE 2004

                               ----------------
                                   PROSPECTUS
                               ----------------

                           BEAR, STEARNS & CO. INC.

                                          , 1994
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following are the estimated expenses of the issuance and distribution of the Notes being registered, all of which will be paid by the Company:

      Securities and Exchange Commission registration fee.............. $25,000
      Printing, postage, and mailing...................................
      Legal fees and expenses..........................................
      Rating agencies' fees............................................
      Accounting fees and expenses.....................................
      Blue sky fees and expenses (including counsel fees)..............
      NASD.............................................................   8,500
      Trustee, transfer agent and registrar fees.......................
      Miscellaneous....................................................
                                                                        -------
          Total........................................................ $
                                                                        =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the General Corporation Law of the State of Delaware ("DGCL") provides that a corporation has the power to indemnify its officers and directors against the expenses, including attorney's fees, judgments, fines or settlement amounts, actually and reasonably incurred by them in connection with the defense of any action by reason of being or have been directors or officers, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that if such action shall be in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or another court in which the suit was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity. The Company's certificate of incorporation provides for indemnification of its directors and officers to the fullest extent permitted by the DGCL.

  As permitted by Section 102 of the DGCL, the Company's certificate of incorporation provides that no director shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director other than: (i) for breaches of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for the unlawful payment of dividends or unlawful stock purchases or redemptions under
Section 174 of the DGCL; and (iv) for any transaction from which the director derived an improper personal benefit.

  The Company has purchased a liability insurance policy which insures: (i) the Company, under certain circumstances, in the event it indemnifies a director or officer of the Company or the subsidiary pursuant to the foregoing provisions of the certificate of incorporation or by-laws of the Company or otherwise; and
(ii) directors and officers, under certain circumstances, against liability and costs (including the cost of defending any action) incurred by directors or officers in their capacity as such.

ITEM 16. EXHIBITS.

  The exhibits set forth on the Exhibit Index on page E-1 of this Registration Statement are filed as part of this Registration Statement.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes:

    1. That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994.

                                          Dairy Mart Convenience Stores, Inc.

                                          By       /s/ Frank Colaccino
                                            ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                 TITLE                         DATE
             ---------                                 -----                         ----
        /s/ Frank Colaccino              President, Chief Executive Officer    February  9, 1994
- ------------------------------------       and Director (Principal
          Frank Colaccino                  Executive Officer)

       /s/ Gregory G. Landry             Executive Vice President, Chief       February  9, 1994
- ------------------------------------       Financial Officer, and Director
         Gregory G. Landry                 (Principal Financial and
                                           Accounting Officer)

       /s/ Frank W. Barrett              Director                              February  9, 1994
- ------------------------------------
         Frank W. Barrett

     /s/ Mitchell J. Kupperman           Director                              February  9, 1994
- ------------------------------------
       Mitchell J. Kupperman

                                         Director                              February  9, 1994
- ------------------------------------
        Theodore W. Leed

                                         Director                              February  9, 1994
- ------------------------------------
        Charles Nirenberg


     /s/ Robert B. Stein, Jr.            Director                              February  9, 1994
- ------------------------------------
        Robert B. Stein, Jr.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994

                                          Dairy Mart East, Inc.


                                          By       /s/ Frank Colaccino
                                             ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                TITLE                        DATE
             ---------                                -----                        ----
        /s/ Frank Colaccino             President, Chief Executive Officer    February 9, 1994
- ------------------------------------      and Director (Principal
          Frank Colaccino                 Executive Officer)



       /s/ Gregory G. Landry            Executive Vice President, Chief       February 9, 1994
- ------------------------------------      Financial Officer, and Director
         Gregory G. Landry                (Principal Financial and
                                          Accounting Officer)



    /s/ Mitchell J. Kupperman           Director                              February 9, 1994
- ------------------------------------
       Mitchell J. Kupperman



     /s/ Robert B. Stein, Jr.           Director                              February 9, 1994
- ------------------------------------
        Robert B. Stein, Jr.


                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994

                                          Dairy Mart Farms, Inc.


                                          By       /s/ Frank Colaccino
                                             ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                TITLE                        DATE
             ---------                                -----                        ----
        /s/ Frank Colaccino             President, Chief Executive Officer    February 9, 1994
- ------------------------------------      and Director (Principal
          Frank Colaccino                 Executive Officer)



       /s/ Gregory G. Landry            Executive Vice President, Chief       February 9, 1994
- ------------------------------------      Financial Officer, and Director
         Gregory G. Landry                (Principal Financial and
                                          Accounting Officer)



    /s/ Mitchell J. Kupperman           Director                              February 9, 1994
- ------------------------------------
       Mitchell J. Kupperman



     /s/ Robert B. Stein, Jr.           Director                              February 9, 1994
- ------------------------------------
        Robert B. Stein, Jr.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994

                                          Dairy Mart, Inc.


                                          By       /s/ Frank Colaccino
                                             ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                TITLE                        DATE
             ---------                                -----                        ----
        /s/ Frank Colaccino             President, Chief Executive Officer    February 9, 1994
- ------------------------------------      and Director (Principal
          Frank Colaccino                 Executive Officer)



       /s/ Gregory G. Landry            Executive Vice President, Chief       February 9, 1994
- ------------------------------------      Financial Officer, and Director
         Gregory G. Landry                (Principal Financial and
                                          Accounting Officer)


    /s/ Mitchell J. Kupperman           Director                              February 9, 1994
- ------------------------------------
       Mitchell J. Kupperman



     /s/ Robert B. Stein, Jr.           Director                              February 9, 1994
- ------------------------------------
        Robert B. Stein, Jr.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994

                                          CONNA Corporation


                                          By       /s/ Frank Colaccino
                                             ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                TITLE                        DATE
             ---------                                -----                        ----
        /s/ Frank Colaccino             President, Chief Executive Officer    February 9, 1994
- ------------------------------------      and Director (Principal
          Frank Colaccino                 Executive Officer)



       /s/ Gregory G. Landry            Executive Vice President, Chief       February 9, 1994
- ------------------------------------      Financial Officer, and Director
         Gregory G. Landry                (Principal Financial and
                                          Accounting Officer)



    /s/ Mitchell J. Kupperman           Director                              February 9, 1994
- ------------------------------------
       Mitchell J. Kupperman



     /s/ Robert B. Stein, Jr.           Director                              February 9, 1994
- ------------------------------------
        Robert B. Stein, Jr.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994

                                          The Lawson Company


                                          By       /s/ Frank Colaccino
                                             ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                TITLE                        DATE
             ---------                                -----                        ----
        /s/ Frank Colaccino             President, Chief Executive Officer    February 9, 1994
- ------------------------------------      and Director (Principal
          Frank Colaccino                 Executive Officer)



       /s/ Gregory G. Landry            Executive Vice President, Chief       February 9, 1994
- ------------------------------------      Financial Officer, and Director
         Gregory G. Landry                (Principal Financial and
                                          Accounting Officer)



    /s/ Mitchell J. Kupperman           Director                              February 9, 1994
- ------------------------------------
       Mitchell J. Kupperman



     /s/ Robert B. Stein, Jr.           Director                              February 9, 1994
- ------------------------------------
        Robert B. Stein, Jr.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994

                                          D.M. Insurance Limited


                                          By       /s/ Frank Colaccino
                                             ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                TITLE                        DATE
             ---------                                -----                        ----
        /s/ Frank Colaccino             President, Chief Executive Officer    February 9, 1994
- ------------------------------------      and Director (Principal
          Frank Colaccino                 Executive Officer)



       /s/ Gregory G. Landry            Executive Vice President, Chief       February 9, 1994
- ------------------------------------      Financial Officer, and Director
         Gregory G. Landry                (Principal Financial and
                                          Accounting Officer)



    /s/ Mitchell J. Kupperman           Director                              February 9, 1994
- ------------------------------------
       Mitchell J. Kupperman



     /s/ Robert B. Stein, Jr.           Director                              February 9, 1994
- ------------------------------------
        Robert B. Stein, Jr.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994

                                          LMC, Inc.


                                          By       /s/ Frank Colaccino
                                             ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                TITLE                        DATE
             ---------                                -----                        ----
        /s/ Frank Colaccino             President, Chief Executive Officer    February 9, 1994
- ------------------------------------      and Director (Principal
          Frank Colaccino                 Executive Officer)



       /s/ Gregory G. Landry            Executive Vice President, Chief       February 9, 1994
- ------------------------------------      Financial Officer, and Director
         Gregory G. Landry                (Principal Financial and
                                          Accounting Officer)


    /s/ Mitchell J. Kupperman           Director                              February 9, 1994
- ------------------------------------
       Mitchell J. Kupperman



     /s/ Robert B. Stein, Jr.           Director                              February 9, 1994
- ------------------------------------
        Robert B. Stein, Jr.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994

                                          SNG of Southern Minnesota, Inc.


                                          By       /s/ Frank Colaccino
                                             ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                TITLE                        DATE
             ---------                                -----                        ----
        /s/ Frank Colaccino             President, Chief Executive Officer    February 9, 1994
- ------------------------------------      and Director (Principal
          Frank Colaccino                 Executive Officer)



       /s/ Gregory G. Landry            Executive Vice President, Chief       February 9, 1994
- ------------------------------------      Financial Officer, and Director
         Gregory G. Landry                (Principal Financial and
                                          Accounting Officer)



    /s/ Mitchell J. Kupperman           Director                              February 9, 1994
- ------------------------------------
       Mitchell J. Kupperman



     /s/ Robert B. Stein, Jr.           Director                              February 9, 1994
- ------------------------------------
        Robert B. Stein, Jr.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994

                                          The Lawson Milk Company


                                          By       /s/ Frank Colaccino
                                             ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                TITLE                        DATE
             ---------                                -----                        ----
        /s/ Frank Colaccino             President, Chief Executive Officer    February 9, 1994
- ------------------------------------      and Director (Principal
          Frank Colaccino                 Executive Officer)



       /s/ Gregory G. Landry            Executive Vice President, Chief       February 9, 1994
- ------------------------------------      Financial Officer, and Director
         Gregory G. Landry                (Principal Financial and
                                          Accounting Officer)



    /s/ Mitchell J. Kupperman           Director                              February 9, 1994
- ------------------------------------
       Mitchell J. Kupperman



     /s/ Robert B. Stein, Jr.           Director                              February 9, 1994
- ------------------------------------
        Robert B. Stein, Jr.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994

                                          Golden Stores, Inc.


                                          By       /s/ Frank Colaccino
                                             ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                TITLE                        DATE
             ---------                                -----                        ----
        /s/ Frank Colaccino             President, Chief Executive Officer    February 9, 1994
- ------------------------------------      and Director (Principal
          Frank Colaccino                 Executive Officer)



       /s/ Gregory G. Landry            Executive Vice President, Chief       February 9, 1994
- ------------------------------------      Financial Officer, and Director
         Gregory G. Landry                (Principal Financial and
                                          Accounting Officer)



    /s/ Mitchell J. Kupperman           Director                              February 9, 1994
- ------------------------------------
       Mitchell J. Kupperman



     /s/ Robert B. Stein, Jr.           Director                              February 9, 1994
- ------------------------------------
        Robert B. Stein, Jr.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994

                                          Lakeside Wholesale, Inc.


                                          By       /s/ Frank Colaccino
                                             ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                TITLE                        DATE
             ---------                                -----                        ----
        /s/ Frank Colaccino             President, Chief Executive Officer    February 9, 1994
- ------------------------------------      and Director (Principal
          Frank Colaccino                 Executive Officer)



       /s/ Gregory G. Landry            Executive Vice President, Chief       February 9, 1994
- ------------------------------------      Financial Officer, and Director
         Gregory G. Landry                (Principal Financial and
                                          Accounting Officer)



    /s/ Mitchell J. Kupperman           Director                              February 9, 1994
- ------------------------------------
       Mitchell J. Kupperman



     /s/ Robert B. Stein, Jr.           Director                              February 9, 1994
- ------------------------------------
        Robert B. Stein, Jr.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994

                                          Quik Shops, Inc.


                                          By       /s/ Frank Colaccino
                                             ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                TITLE                        DATE
             ---------                                -----                        ----
        /s/ Frank Colaccino             President, Chief Executive Officer    February 9, 1994
- ------------------------------------      and Director (Principal
          Frank Colaccino                 Executive Officer)



       /s/ Gregory G. Landry            Executive Vice President, Chief       February 9, 1994
- ------------------------------------      Financial Officer, and Director
         Gregory G. Landry                (Principal Financial and
                                          Accounting Officer)



    /s/ Mitchell J. Kupperman           Director                              February 9, 1994
- ------------------------------------
       Mitchell J. Kupperman



     /s/ Robert B. Stein, Jr.           Director                              February 9, 1994
- ------------------------------------
        Robert B. Stein, Jr.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994

                                          Open Pantry Properties, Inc.


                                          By       /s/ Frank Colaccino
                                             ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                TITLE                        DATE
             ---------                                -----                        ----
        /s/ Frank Colaccino             President, Chief Executive Officer    February 9, 1994
- ------------------------------------      and Director (Principal
          Frank Colaccino                 Executive Officer)



       /s/ Gregory G. Landry            Executive Vice President, Chief       February 9, 1994
- ------------------------------------      Financial Officer, and Director
         Gregory G. Landry                (Principal Financial and
                                          Accounting Officer)



    /s/ Mitchell J. Kupperman           Director                              February 9, 1994
- ------------------------------------
       Mitchell J. Kupperman



     /s/ Robert B. Stein, Jr.           Director                              February 9, 1994
- ------------------------------------
        Robert B. Stein, Jr.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994

                                          Remote Services, Inc.


                                          By       /s/ Frank Colaccino
                                             ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                TITLE                        DATE
             ---------                                -----                        ----
        /s/ Frank Colaccino             President, Chief Executive Officer    February 9, 1994
- ------------------------------------      and Director (Principal
          Frank Colaccino                 Executive Officer)



       /s/ Gregory G. Landry            Executive Vice President, Chief       February 9, 1994
- ------------------------------------      Financial Officer, and Director
         Gregory G. Landry                (Principal Financial and
                                          Accounting Officer)



    /s/ Mitchell J. Kupperman           Director                              February 9, 1994
- ------------------------------------
       Mitchell J. Kupperman



     /s/ Robert B. Stein, Jr.           Director                              February 9, 1994
- ------------------------------------
        Robert B. Stein, Jr.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994

                                          Convenient Industries of America, Inc.


                                          By       /s/ Frank Colaccino
                                             ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                TITLE                        DATE
             ---------                                -----                        ----
        /s/ Frank Colaccino             President, Chief Executive Officer    February 9, 1994
- ------------------------------------      and Director (Principal
          Frank Colaccino                 Executive Officer)



       /s/ Gregory G. Landry            Executive Vice President, Chief       February 9, 1994
- ------------------------------------      Financial Officer, and Director
         Gregory G. Landry                (Principal Financial and
                                          Accounting Officer)



    /s/ Mitchell J. Kupperman           Director                              February 9, 1994
- ------------------------------------
       Mitchell J. Kupperman



     /s/ Robert B. Stein, Jr.           Director                              February 9, 1994
- ------------------------------------
        Robert B. Stein, Jr.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994

                                          Oscar Ewing, Inc.


                                          By       /s/ Frank Colaccino
                                             ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                TITLE                        DATE
             ---------                                -----                        ----
        /s/ Frank Colaccino             President, Chief Executive Officer    February 9, 1994
- ------------------------------------      and Director (Principal
          Frank Colaccino                 Executive Officer)



       /s/ Gregory G. Landry            Executive Vice President, Chief       February 9, 1994
- ------------------------------------      Financial Officer, and Director
         Gregory G. Landry                (Principal Financial and
                                          Accounting Officer)



    /s/ Mitchell J. Kupperman           Director                              February 9, 1994
- ------------------------------------
       Mitchell J. Kupperman



     /s/ Robert B. Stein, Jr.           Director                              February 9, 1994
- ------------------------------------
        Robert B. Stein, Jr.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994

                                          Convenient Gasoline, Inc.


                                          By       /s/ Frank Colaccino
                                             ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                TITLE                        DATE
             ---------                                -----                        ----
        /s/ Frank Colaccino             President, Chief Executive Officer    February 9, 1994
- ------------------------------------      and Director (Principal
          Frank Colaccino                 Executive Officer)



       /s/ Gregory G. Landry            Executive Vice President, Chief       February 9, 1994
- ------------------------------------      Financial Officer, and Director
         Gregory G. Landry                (Principal Financial and
                                          Accounting Officer)



    /s/ Mitchell J. Kupperman           Director                              February 9, 1994
- ------------------------------------
       Mitchell J. Kupperman



     /s/ Robert B. Stein, Jr.           Director                              February 9, 1994
- ------------------------------------
        Robert B. Stein, Jr.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994

                                          Jackson County Grocery Co., Inc.


                                          By       /s/ Frank Colaccino
                                             ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                TITLE                        DATE
             ---------                                -----                        ----
        /s/ Frank Colaccino             President, Chief Executive Officer    February 9, 1994
- ------------------------------------      and Director (Principal
          Frank Colaccino                 Executive Officer)



       /s/ Gregory G. Landry            Executive Vice President, Chief       February 9, 1994
- ------------------------------------      Financial Officer, and Director
         Gregory G. Landry                (Principal Financial and
                                          Accounting Officer)



    /s/ Mitchell J. Kupperman           Director                              February 9, 1994
- ------------------------------------
       Mitchell J. Kupperman



     /s/ Robert B. Stein, Jr.           Director                              February 9, 1994
- ------------------------------------
        Robert B. Stein, Jr.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994

                                          Greenwell Grocery Co., Inc.


                                          By       /s/ Frank Colaccino
                                             ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                TITLE                        DATE
             ---------                                -----                        ----
        /s/ Frank Colaccino             President, Chief Executive Officer    February 9, 1994
- ------------------------------------      and Director (Principal
          Frank Colaccino                 Executive Officer)



       /s/ Gregory G. Landry            Executive Vice President, Chief       February 9, 1994
- ------------------------------------      Financial Officer, and Director
         Gregory G. Landry                (Principal Financial and
                                          Accounting Officer)



    /s/ Mitchell J. Kupperman           Director                              February 9, 1994
- ------------------------------------
       Mitchell J. Kupperman



     /s/ Robert B. Stein, Jr.           Director                              February 9, 1994
- ------------------------------------
        Robert B. Stein, Jr.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994

                                          CIA Food Marts, Inc.


                                          By       /s/ Frank Colaccino
                                             ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                TITLE                        DATE
             ---------                                -----                        ----
        /s/ Frank Colaccino             President, Chief Executive Officer    February 9, 1994
- ------------------------------------      and Director (Principal
          Frank Colaccino                 Executive Officer)



       /s/ Gregory G. Landry            Executive Vice President, Chief       February 9, 1994
- ------------------------------------      Financial Officer, and Director
         Gregory G. Landry                (Principal Financial and
                                          Accounting Officer)



    /s/ Mitchell J. Kupperman           Director                              February 9, 1994
- ------------------------------------
       Mitchell J. Kupperman



     /s/ Robert B. Stein, Jr.           Director                              February 9, 1994
- ------------------------------------
        Robert B. Stein, Jr.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994

                                          Food Merchandisers, Incorporated


                                          By       /s/ Frank Colaccino
                                             ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                TITLE                        DATE
             ---------                                -----                        ----
        /s/ Frank Colaccino             President, Chief Executive Officer    February 9, 1994
- ------------------------------------      and Director (Principal
          Frank Colaccino                 Executive Officer)



       /s/ Gregory G. Landry            Executive Vice President, Chief       February 9, 1994
- ------------------------------------      Financial Officer, and Director
         Gregory G. Landry                (Principal Financial and
                                          Accounting Officer)



    /s/ Mitchell J. Kupperman           Director                              February 9, 1994
- ------------------------------------
       Mitchell J. Kupperman



     /s/ Robert B. Stein, Jr.           Director                              February 9, 1994
- ------------------------------------
        Robert B. Stein, Jr.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ENFIELD, STATE OF CONNECTICUT, ON THIS 9th DAY OF FEBRUARY, 1994

                                          Dairy Mart Convenience Stores of Ohio,
                                          Inc.


                                          By       /s/ Frank Colaccino
                                             ----------------------------------
                                                      Frank Colaccino
                                               President and Chief Executive
                                                          Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                                TITLE                        DATE
             ---------                                -----                        ----
        /s/ Frank Colaccino             President, Chief Executive Officer    February 9, 1994
- ------------------------------------      and Director (Principal
          Frank Colaccino                 Executive Officer)



       /s/ Gregory G. Landry            Executive Vice President, Chief       February 9, 1994
- ------------------------------------      Financial Officer, and Director
         Gregory G. Landry                (Principal Financial and
                                          Accounting Officer)



    /s/ Mitchell J. Kupperman           Director                              February 9, 1994
- ------------------------------------
       Mitchell J. Kupperman



     /s/ Robert B. Stein, Jr.           Director                              February 9, 1994
- ------------------------------------
        Robert B. Stein, Jr.

                            GRAPHICS APPENDIX LIST
                            ----------------------

EDGAR Version                                    Typeset Version
- -------------                                    ---------------

                                             Shown on the inside front cover of
                                         the Prospectus will be a color photo of
                                         a Dairy Mart super pumper store located
                                         in Vernon, Connecticut.

                                             Shown on the inside back cover of
                                         the Prospectus will be a map of the
                                         eleven states in which Dairy Mart
                                         operates stores, as well as the more
                                         than 550 communities where the Company
                                         does business. In addition, the map
                                         highlights the location of the
                                         Company's corporate headquarters,
                                         regional offices and dairy plants and
                                         distribution center.

                                 EXHIBIT INDEX

                                                                     SEQUENTIAL
  EXHIBIT                                                               PAGE
    NO.                    DESCRIPTION OF DOCUMENT                     NUMBER
  -------                  -----------------------                   ----------
   1       Form of Underwriting Agreement among the Company, the
            Guarantors, and the Underwriter.
  *4.1     Form of Indenture dated         , 1994, among the Com-
            pany, the Guarantors and Society National Bank, as
            trustee, relating to the      % Senior Subordinated
            Notes due 2004 being registered.
  *4.2     Form of      % Senior Subordinated Note due 2004 and
            form of Notation of Guarantee (included in Exhibit
            4.1).
  *5       Opinion of Schatz & Schatz, Ribicoff & Kotkin as to the
            validity of the Notes and Guarantees being registered.
  10.1     Credit Agreement dated as of January 9, 1991, among the
            Company, Manufacturers Hanover Trust Company (prede-
            cessor to Chemical Bank) and other financial institu-
            tions ("Existing Credit Agreement") was filed as Ex-
            hibit 10.5 to the Company's Form 10-K for the fiscal
            year ended February 2, 1991, and is incorporated
            herein by reference. The First Amendment dated as of
            May 10, 1991 and the Second Amendment and Waiver dated
            as of February 6, 1992, both of which amended the Ex-
            isting Credit Agreement, were filed as Exhibit 10.1 to
            the Company's Form 10-K for the fiscal year ended Feb-
            ruary 1, 1992, and are incorporated herein by refer-
            ence. The Third Amendment dated as of December 11,
            1992 and the Fourth Amendment dated as of April 29,
            1993, both of which further amended the Existing
            Credit Agreement, were filed as Exhibit 10.1 to the
            Company's Form 10-K for the fiscal year ended January
            30, 1993, and are incorporated herein by reference.
            The Fifth Amendment dated as of January 31, 1994, fur-
            ther amending the Existing Credit Agreement, is in-
            cluded as Exhibit 10.1 hereto.
 *10.2     Credit Agreement among the Company, Fleet Bank, Na-
            tional Association and Society National Bank dated as
            of    , 1994.
  10.3     Amended and Restated 1985 Incentive Stock Option Plan.
            Form of Incentive Stock Option Agreement was filed as
            part of Exhibit 10.4 to the Company's annual report on
            Form 10-K for the fiscal year ended January 30, 1988,
            and is incorporated herein by reference.
  10.4     1983 Incentive Stock Option Plan and form of Incentive
            Stock Option Agreement thereunder were filed as Exhib-
            its 4.1 and 4.2, respectively, to the Company's Regis-
            tration Statement on Form S-8 (File No. 33-8209) filed
            on August 26, 1986, and are incorporated herein by
            reference.
  10.5     1990 Stock Option Plan and forms of qualified and non-
            qualified stock option agreements thereunder were
            filed as Exhibit 10.4 to the Company's Form 10-K for
            the fiscal year ended February 2, 1991, and are incor-
            porated herein by reference.
  10.6     Employment Agreement between the Company and Charles
            Nirenberg, dated December 5, 1991, was filed as Ex-
            hibit 10.5 to the Company's Form 10-K for the fiscal
            year ended February 1, 1992, and is incorporated
            herein by reference.
  12       Statement concerning computation of ratios of earnings
            to fixed charges.
  23.1     Consent of Arthur Andersen & Co.
 *23.2     Consent of Schatz & Schatz, Ribicoff & Kotkin (included
            in Exhibit 5).
  25       Statement of eligibility and qualification of Society
            National Bank as Trustee on
            Form T-1.

- --------
* To be filed by amendment

                                      E-1